FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

GENERAL SHAREHOLDERS MEETING TO BE HELD ON DECEMBER 28, 2012, AT 11 A.M.

MANAGEMENT PROPOSAL

Dear shareholders,

The management of Companhia Brasileira de Distribuição (“Company” or “CBD”), under the terms of Law No. 6.404, of December 15, 1976, as amended (“Lei das S.A.”), and under the terms of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), hereby present, for discussion on the general shareholders meeting (“AGE”) to be held on the December 28th, 2012, at 11:00am, at the Company’s registered offices, at Avenida Brigadeiro Luís Antonio, No. 3.142, sala 1, at the city and state of São Paulo, a proposal as hereunder (“Proposal”):

1.                  SCOPE

The scope of the present Proposal is to consolidate  the terms and conditions in connection with the required activities for the corporate restructuring of Grupo Pão de Açúcar, as following: (i) partial and discretionary spin-off of Sendas Distribuidora S.A. (“Sendas”), followed by the merger of the assets spun-off of Sendas by the Company; (ii) partial spin-off of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), followed by the merger of the assets spun-off of Barcelona by Sendas; (iii) subscription of new shares on the capital of Barcelona, by means of the capitalization of credits held by the Company against Barcelona; (iv) exchange of all the shares of Barcelona, held by the Company, for all quotas of Sé Supermercados Ltda. (“Sé”), held by Novasoc Comercial Ltda. (“Novasoc”); (v) partial spin-off of Sé, followed by the merger of the assets spun-off of Sé by the Company (“Restructuring Operation”).

2.                  CORPORATE RESTRUCTURING

Means the restructuring of Grupo Pão de Açúcar by means of a sequence of corporate acts in connection with the hereunder companies, directly or indirectly, by the Company.

(i)                 Sendas Distribuidora S.A., incorporate company, headquartered at City of São João do Meriti, State of Rio de Janeiro, at Rua João Antonio Sendas, No. 286, José Bonifácio, registered under the CNPJ/MF No. 06.057.223/0001-71, dully incorporated at Board Trade of Rio de Janeiro under the No. 33.300.272.909 (“Sendas”);

(ii)               Barcelona Comércio Varejista e Atacadista S.A., incorporate company, headquartered at City of São Paulo, State of São Paulo, at Rua Manilha, nº 42, Sobreloja, Vila Carrão, registered under the CNPJ/MF No. 07.170.943/0001-01, dully incorporated at Board Trade of Rio de Janeiro under the No. 35.300.320.590 (“Barcelona”);

(iii)             Sé Supermercados Ltda., incorporate company, headquartered at City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, Jardim Paulista, CEP 01402-002, registered under the CNPJ/MF No. 01.545.828/0001-98, dully incorporated at Board Trade of Rio de Janeiro under the No. 35.215.818.694 (“Sé”); and

(iv)             Novasoc Comercial Ltda., incorporate company, headquartered at City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.126, 2nd floor, Jardim Paulista, CEP 01402-002, registered under the CNPJ/MF No. 03.139.761/0001-17, dully incorporated at Board Trade of Rio de Janeiro under the No. 35.215.667.106 (“Sé”).

2.1.            General Description of the Restructuring Operation

The Restructuring Operation refers to companies within the same economic group of the Company and takes part on a major restructuring of Grupo Pão de Açúcar, which shall be fully implemented between 2013 and 2014 and targets, mainly, considerable benefits for administrative, economic and financial scopes, mainly by means of the rationalization and simplification of the corporate structure of Grupo Pão de Açúcar, which may enable the consolidation and reduction of operational costs, enabling, also, operational and tax synergies for companies within the Group.

2.2.            Protocols

As established by Lei das S.A., the terms and conditions regarding mergers and acquisitions shall count with a protocol previous negotiated and signed between the management of each entity or between the shareholders of the companies involved into.

Such protocol shall include the hereunder information: (i) the number, species and class of the shares to be used in substitution of shareholders rights that shall be terminated and the criteria taken into account to establish the substitution affairs; (ii) the resources and liabilities that shall perform each part of the company’s asset, in case of spin-off; (iii) the evaluation criteria for net worth, the evaluation date, and the procedures for further asset value variation; (iv) eventual explanation to be taken regarding the shares or quotas that one company held from another company; (v) the capital of the companies to be created or the reduction of capital of companies involved into the operation; (vi) draft or drafts of bylaws, of bylaws amendments, that shall be approved in order to complete the operation; (vii) all further conditions that the operation are bound to.

Besides the protocol, the regulation requires the preparation of a reasoning of the operation to be subject to shareholders meeting appreciation of the involved companies, which shall scrutiny: (i) the motivation or purposes of the operation and the interest of the company on accomplishing it; (ii) the preferred shares that the shareholders shall own and the purposes for the modification of their rights, if so; (iii) the composition, after the operation, considering kind and class of the shares of the capital of the companies that shall issue shares in substitution of those to be extinguished; and (iv) the reimbursement amount for the stock that the dissident shareholders have rights of.

In compliance with legal requirements, on December 28th, 2012 was undertaken an “Agreement for Protocol and Justification for the Partial and Discretionary Spin-off of Sendas Distribuidora S.A., followed by the merger of the asset spun-off by Companhia Brasileira de Distribuição” (Exhibit I); on December 28th, 2012 was undertaken an “Agreement for Protocol and Justification for the Partial and Discretionary Spin-off of Barcelona Comércio Varejista e Atacadista S.A., followed by the merger of the asset spun-off by Sendas Distribuidora S.A.” (Exhibit II); and on December 28th, 2012 was undertaken an “Agreement for Protocol and Justification for the Partial and Discretionary Spin-off of Sé Supermercados Ltda, followed by the merger of the asset spun-off by Companhia Brasileira de Distribuição” (Exhibit III); together they perform the terms, conditions and justification for each of the referred corporate operations.

Reference is made to the “Agreement for Protocol and Justification for the Partial and Discretionary Spin-off of Sendas Distribuidora S.A., followed by the merger of the asset spun-off by Companhia Brasileira de Distribuição” and the “Agreement for Protocol and Justification for the Partial and Discretionary Spin-off of Sé Supermercados Ltda, followed by the merger of the asset spun-off by Companhia Brasileira de Distribuição”, which are available for the shareholder at the headquarters of the Company and on the respective webpages of Brazilian Securities and Exchange Commission (“CVM”) and on webpage of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).

2.3.            Information regarding the Evaluation Companies

The board of the Company, for purposes of Article 21 of ICVM481/09, discloses the hereunder information in connection with Magalhães Andrade S/S Auditores Independentes, registered on CNPJ/MF under the No. 62.657.242/0001-00, registered on CRC/SP under the No. 2SP000233/O-3, headquartered at headquartered at City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º floor, Jardim Paulistano (“Magalhães Andrade”), hired as an evaluation company in charge for the preparation of accounting reports in connection with Reestructuring Operation

✓    Recommended Evaluator: For purposes of preparation of the evaluation report or the net book value in connection with Restructuring Operation , the board of the Company recommended the hiring of the independent firm Magalhães Andrade.

✓    Description of the technical background of Magalhães Andrade. The description of the technical background of Magalhães Andrade for purposes of preparation of the accounting evaluation reports follows attached as Exhibit IV.

✓    Presented Work Proposal. The present work proposal follows attached as Exhibit V to this document.

✓    Relation between Magalhães Andrade, the Company and Related Parts on the last 3 (three) years. There is not any material relationship between Magalhães Andrade, the Company and Related Parts.

The board of the Company, for purposes of Article 32 of ICVM 481/09, presenteds the hereunder information regarding PricewaterhouseCoopers Corporate Finance & Recovery Ltda., registered on CNPJ/MF under the No. 05.487.514/0001-37, headquartered at the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 1˚ floor (“PWC”), hired as evaluator company in charge for the preparation of economic reports in connection with the Restructuring Operation:

✓    Recommended Evaluator. In order to accomplish the economic evaluation reports in connection with the Restructuring Operation, the board of the Company recomended the hiring of the independente firm PWC.

✓  Description of the technical background of PWC. The description of the technical background of PWC for purposes of preparation of the accounting evaluation reports follows attached as Exhibit VI.

✓  Presented Work Proposal. The present work proposal follows attached as Exhibit VI to this document.

✓  Relation between PWC, the Company and Related Parts on the last 3 (three) years. There is not any material relationship between Magalhães Andrade, the Company and Related Parts.

2.4.            Partial and Discritionary Spin-offof Sendas

Due the partial and discretionary of Sendas, its capital shall be reduced in R$504,017.00 (five hundred and four thousand and seventeen Reais), corresponding to the net book value of the spun-off asset, by means of the termination, based on the economic relation between the spun-off asset and the total asset of Sendas, under the terms of the economic evaluation report, in 157,082,802 (one hundred fifty-seven million, eighty-two thousand, eight hundred and two) preferred shares issued by Sendas, all owned by CBD, performing a raising from the current R$835,677,000.00 (eight hundred thirty-five million six hundred and seventy-seven thousand Reais), represented by 700,002,000(seven hundred million and two thousand) common shares and 157.082.802 (one hundred fifty-seven million, eight two thousand eight hundred and two) preferred shares, to R$835,172,983. 00 (eight hundred and thirty five million, one hundred seventy-two thousand, nine hundred eight-three Reais), represented by 700,002,000  (seven hundred million and two thousand) common shares, without par value, wich shall perform the hereunder  ownership structure frame of Sendas:

Shareholders

Common Shares

Nº

%

Sé Supermercados Ltda.	450,000,000	64.29
Barcelona Comércio Varejista e Atacadista S.A.	250,001,000	35.71
Companhia Brasileira de Distribuição	1,000	0.00
Total Shares	700,002,000
Capital (R$)	835,172,983.00

The evaluation report of the net assets of Sendas to be transferred to the Company (“Evaluation Report of Sendas”) pursuant to Article 226 of lei das SAs was accomplished by Magalhães Andrade, independent evaluation firm hired by the management. Under the terms of corporate law, hiring Magalhães Andrade shall be approved by the Company’s shareholders and Sendas, by means of a Special Shareholders Meeting summoned for this sole purpose.

In accordance with the Evaluation Report of Sendas, the net asset to be transferred to the Company, evaluated on the base of 09/30/2012, is R$504,017. 00 (five hundred and for thousand and seventeen Reais). Reference is made that, under the terms of the Protocol, CBD shall effort any variations in equity or assets of Sendas occurred between the base date of evaluation and the effective date of merger of the split-off asset.

The Evaluation Report of Sendas is available to shareholders at the Company’s and Sendas’ headquarters and on the respective webpages of CVM and BM&FBOVESPA.

2.5.   Partial Spin-off of Barcelona

            Due to the partial spin-off of Barcelona, its capital will be reduced by R$552,430.00 (five hundred fifty-two thousand, four hundred and thirty Reais), corresponding to the net book value of the spun-off asset, upon cancellation, based on the economic relationship between the spun-off assets and total Barcelona acquits under a valuation report from 3,846,438 (three million, eight hundred forty-six thousand, four hundred thirty-eight) common shares, without par value, all owned by Sé, causing the capital of Barcelona to raise from the current R$109,328,798.41 (one hundred and nine million, three hundred twenty-eight thousand, seven hundred ninety-eight Reais and forty one cents), represented by 21,703,453 (twenty one million, seven hundred and three thousand, four hundred and fifty three) common shares, without par value, to R$108,776,368.41 (one hundred and eight million, seven hundred seventy-six thousand, three hundred and sixty-eight Reais and forty one cents), represented by 17,857,015 (seventeen million, eight hundred and fifty-seven thousand and fifteen) common shares, without par value, distributed among its shareholders as below:

Shareholders

Common Shares

Nº

%

Sé Supermercados Ltda.	17.857.005	100
Companhia Brasileira de Distribuição	10	0,00
Total of Shares	17.857.015
Capital (R$)	108.776.368,41

The evaluation report of the net assets of Barcelona to be transferred to Sendas ("Valuation Report from Barcelona"), pursuant Article 226 of the Lei das SAs, was prepared by Magalhães Andrade, independent evaluation firm hired by the board. Under corporate law, hiring Magalhães Andrade shall be approved by shareholders of Sendas and Barcelona by means of a Special General Shareholder Meeting summoned for this sole purpose.

In accordance with the Evaluation Report of Barcelona, Barcelona net assets to be transferred to Sendas, evaluated on the base date of 09/30/2012, is R$552,430.00 (five hundred fifty-two thousand, four hundred and thirty Reais). Reference is made that, under the terms of the Protocol, Sendas shall effort any equity or asset variations occurring between the Barcelona-based assessment date and the effective date of merger of the split-off.

2.6.            Subscription of New Shares in the Capital of Barcelona for CBD

            The Company will subscribe 3,722,470 (three million, seven hundred twenty-two thousand, four hundred and seventy) preferred shares, nominative and with no par value, on the capital of Barcelona, all issued with  the price of R$149.7752836 per share, in a total amount of R$557,534,000.00 (five hundred fifty-seven million, five hundred thirty-four thousand Reais), performing a raise on the capital of Barcelona from  R$108,776,368.41 (one hundred and eight million, seven hundred seventy-six thousand three hundred and sixty-eight Reais and forty-one cents) to R$666,310,368.41 (six hundred sixty-six million, three hundred and ten thousand, three hundred and sixty-eight Reais and forty-one cents), distributed into 17,857 .015 (seventeen million, eight hundred and fifty-seven thousand and fifteen) common shares and 3,722,470 (three million, seven hundred twenty-two thousand, four hundred and seventy) preferred shares, all nominative and without par value.

            The payment of the preferred shares to be subscribed by the Company will be made through the capitalization of loans held by the Company against Barcelona.

2.7.            Exchange of Investment Held by Novasoc in Sé for all Shares of Barcelona Held by CBD

As a result of the exchange of 3,722,470 (three million, seven hundred twenty-two thousand, four hundred and seventy) preferred shares and ten (10) common shares, all nominative and without par value, representing 17.25% (seventeen point two five percent) of the total capital of Barcelona held by CBD, represented for 99,680,669 (ninety-nine million, six hundred and eighty thousand, six hundred and sixty-nine) shares, with nominal value of R$1.00 (one Real) each, representing 6.9% (six point nine percent) of the total and voting capital of Sé, CBD will own all the shares in the capital of Sé.

2.8.            Partial Spin-off of Sé

Due to the partial spin-off of Sé, its capital shall be reduced by R$ 514,615.91 (five hundred and fourteen thousand, six hundred and fifteen Reais and ninety one cents), corresponding to the net book value of the spun-off asset, upon cancellation, based the economic relationship between the spun-off assets and total assets of Sé, under the terms of the economic evaluation report, of 1,078,389,334 (one billion, seventy-eight million, three hundred and eighty-nine thousand, three hundred and thirty four) quptas issued by Sé and held by CBD, performing a raise in the capital of Sé  from the current R$1,444,656,368.00 (one billion, four hundred forty-four million, six hundred fifty-six thousand, three hundred sixty-eight Reais) represented by 1,444,656,368 (one billion, four hundred forty-four million, six hundred and fifty-six thousand, three hundred and sixty-eight) shares, to R$1,444,141,752.09 (one billion, four hundred forty-four million, one hundred and forty-one thousand seven hundred and fifty-two Reais and nine cents), represented by 366,267,034 (three hundred sixty-six million, two hundred and sixty-seven thousand and thirty-four) shares with a par value of $ 3, 94286577287 each, changing the ownership structure of Sé as set hereunder:

Partners

Quotas Before the Split

Quotas Extinct with the Split

Final Position

Nº

%

Nº

Nº

%

Companhia Brasileira de Distribuição	1.444.656.368	100	1.078.389.334	366.267.034	100
Total of Quotas	1.444.656.368		1.078.389.334	366.267.034
Capital (R$)	1.444.656.368,00		514.615,91	1.444.141.752,09

The evaluation report of the net assets of Sé to be transferred to the Company ("Valuation Report of Sé”), pursuant Article 226 of the Lei das SAs., was prepared by Magalhães Andrade, independent evaluation firm hired by the board. Under corporate law, hiring Magalhães Andrade shall be approved by the Company's shareholders, by means of a Special general Shareholders Meeting, and by shareholders of Sé, be means of Quota Holders Meeting, both summoned by this sole purpose..

In accordance with the evaluation report of Sé, the net assets of Sé to be transferred to the Company, evaluated on the base date of 30/09/2012, is R$514,615.91 (five hundred and fourteen thousand, six hundred and fifteen Reais and ninety-one cents). Reference is, under the terms of the Protocol, CBD shall effort any variantions in equity and assets of Sé occurred between the base date of the evaluation and the effective date of merger of the split-off.

The evaluation report - Sé is available to shareholders at the Company’s headquarters and the respective webpages of the Company, the CVM and BM&FBOVESPA.

2.9.            Further Applicable Conditions

It is up to the board of each company in connection with the Restructuring Operation to perform all actions, records and approvals necessary for the implementation of the Restructuring Operation.

3.                  CORPORATE APPROVALS

This proposal was approved by the Board of Directors of the Company at its meeting held on December 12, 2012, and the Company's Audit Committee meeting held on December 6, 2012, as their minutes that are at your disposition at Company’s headquarters and on the respective webpages of CVM  and on webpage of BM&FBOVESPA.

4.                  CONCLUSIONS

For the reasons hereafter and in accordance with Brazilian regulation, Company's Bylaws and the provisions of this Proposal, the Company's board recommends your approval for the herein matters at the Special General Meeting of the Company to be held on December 28, 2012:

(i)                 approval of the merger of the spun-off assets of Sendas by CBD;

(ii)               approval of the merger of the spun-off assets of Sé by CBD;

(iii)             approval of the hiring of Magalhães Andrade and PWC by the Company;

(iv)             approval of the evaluation reports prepared by Magalhães Andrade and PWC;

(v)               approval of Protocols, and;

(vi)             approval of further operations that compose the Restructuring Operation, as described on the Proposal

For the Shareholders whose mean to be represented by means of Power of Attorneys at the Special General Meeting scalled herein, we kindly require the submission of such documents with 72 (seventy two) hours in advance of the date of the general Meeting. The documents shall be forwarded to the Company's Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, No. 3,142, City of São Paulo, Estate of São Paulo, as protocol.

At least, the board states that this proposal, as well as the Call Notice to Special General Meeting referred to, are available at Company’s headquarters and on the respective webpages of CVM  and on webpage of BM&FBOVESPA.

São Paulo, December 5, 2012

MANAGEMENT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

SPECIAL SHAREHOLDERS MEETING TO BE HELD

ON DECEMBER 28, 2012, AT 11 A.M.

EXHIBIT I TO THE MANAGEMENT PROPOSAL

Agreement for Protocol and Justification for the Partial and Discretionary spin-off of Sendas Distribuidora S.A., followed by the merger of the spun-off asset by Companhia Brasileira de Distribuição

Agreement for Protocol and Justification of Partial and Discretionary Split-Off  of Sendas Distribuidora S.A., followed by the merger of the Spun-off Assets Spun-off by

Companhia Brasileira de Distribuição

By this private instrument and pursuant to law, the management of companies,

(A)       Sendas Distribuidora S.A., an incorporated company (sociedade por ações), with its headquarters in the City of São João do Meriti, State of Rio de Janeiro, at Rua João Antônio Sendas, Nº 286, José Bonifácio, enrolled in the CNPJ/MF under Nº 06.057.223/0001-71, herein represented by its bylaws by Messrs. José Roberto Coimbra Tambasco, Brazilian, divorced, business administrator, bearer of Identity Card R.G. Nº 7.659.908-5 SSP/SP, enrolled in the CPF/MF under Nº 966.121.508-15, and Vitor Fagá de Almeida, Brazilian, married, economist, bearer of Identity Card R.G. nº 25.209.660-5 SSP/SP, enrolled in the CPF/MF under Nº 204.156.108-42, both resident and domiciled in the City of São Paulo, State of São Paulo, with its commercial address at Av. Brigadeiro Luis Antônio, Nº 3172, Jardim Paulista, henceforth referred to as “Sendas” or “Split Company”; and

(B)        Companhia Brasileira de Distribuição, a publicly held company (sociedade por ações de capital aberto), with its headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, Nº 3142, Jardim Paulista, CEP 01.402-000, enrolled in the CNPJ/MF under Nº 47.508.411/0001-56, herein represented by its bylaws by Messrs. Enéas César Pestana Neto, Brazilian, married, accountant, bearer of Identity Card R.G. Nº 11.383.698-3 SSP/SP, enrolled in the CPF/MF under Nº 023.327.978-40, and Christophe José Hidalgo, French, married, accountant, bearer of Identity Card Nº V194572-X, enrolled in the CPF/MF under Nº 214.455.098-06, both resident and domiciled in the City of São Paulo, State of São Paulo, with its commercial address at Av. Brigadeiro Luis Antônio, Nº 3172, Jardim Paulista, henceforth referred to as “CBD” or “Acquiring Company”;

The Split Company and the Acquiring Company henceforth individually referred to as “Party” and, jointly, as “Parties”,

HAVE DECIDED to execute this “Agreement for Protocol and Justification of Partial and Discretionary Split-Off  of Sendas Distribuidora S.A., followed by the merger of the Assets Spun-off by Companhia Brasileira de DistribuiçãoDiscretionarySpun-off Assets” (the “Protocol”), pursuant to Articles 224 and 225 of Law Nº 6,404 of December 15 1976, as amended (“Brazilian Corporate Law”), in compliance with the terms, clauses and conditions evidenced ahead.

1.         Description of intended operation

Página 1 de 5

            1.1.      The Protocol herein has the purpose of making evident the substance of the justifications, terms and conditions of the partial and discretionary split-off of Sendas, with allocation of part of its assets, which shall be conveyed to CBD, with the resulting extinguishing of the interest of CBD preferred shares issued by Sendas, as provided for under articles 227 and 229 of the Brazilian Corporate Law (the “Operation”).

            1.2.      Sendas is a incorporated company (sociedade por ações) whose corporate capital is eight hundred and thirty-five million six hundred and seventy-seven thousand Reais   (R$835,677,000.00), represented by seventy hundred million and two thousand (700,002,000) common shares and one hundred and fifty-seven million eight-two thousand eight hundred and two (157,082,802) preferred shares, all registered and without par value.

            1.3.      CBD is a publicly held corporation (sociedade por ações de capital aberto), whose corporate capital is six billion seven hundred and seven million five hundred and ninety-four thousand five hundred and seventy-six Reais  and thirty-one cents of Reais  (R$6,707,594,576.31), represented by two hundred and sixty-three million three hundred and five thousand seven hundred and sixty-five (263,305,765)  shares without par value, of which ninety-nine million six hundred and seventy-nine thousand eight hundred and fifty-one (99,679,851) are common shares and one hundred and sixty-three million six hundred and twenty-five thousand nine hundred and fourteen (163,625,914) are preferred shares.

            1.4.      CBD holds one thousand (1,000) common shares and one hundred and fifty-seven million eighty-two thousand eight hundred and two (157,082,802) preferred shares, all issued by Sendas.

            1.5.      The Spun-off Assets of Sendas to be incorporated by CBD is formed by stores, inventory, financial assets and fixed assets of stores (the “Spun-off Assets””).

2.         Justification of the Operation

            2.1.      The signatory parties to this Protocol are companies that belong to the same economic group, and the Operation is part of a larger project for restructuring the group that shall be fully implemented from year 2013 to year 2014 and that mainly aims at obtaining considerable administrative, economic and financial benefits, mainly by means of rationalization and simplification of the corporate structure of the group, making it possible to consolidate and write down operational costs and expenses and make it feasible to seize operational and tax synergies of the Parties. It is thus justified the lawful interests of the Split Company and of the Acquiring Company, as well as of their shareholders and administrators, in implementing the Operation.

3.         Valuation of the Spun-off Assets and Base date of the Operation

Página 2 de 5

            3.1.      Equity Version and Valuation. Because of the Operation, the Spun-off Assets shall be transferred to CBD. For purposes of the Operation, the Spun-off Assets shall be valuated based on their book value and their respective report (the “Evaluation Report”) shall be prepared by specialized firm Magalhães Andrade S/S Auditores Independentes, enrolled in the CNPJ/MF under Nº 62.657.242/0001-00, registered with the registry of the CRC/SP under Nº 2SP000233/O-3, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º andar, Jardim Paulistano, CEP 01452-001 (the “Evaluation Firm”), which has represented that there is no conflict or pooling of interests, current or potential, with the shareholders of Sendas or of CBD. The Evaluation Report shall be attached to this Protocol as Exhibit 3.1. All valuations prepared for purposes of the Operation had as base date September 30 2012 (the “Base Date”).

3.2.      Equity Changes: The equity changes between the Base date and the date of the effective incorporation of the Spun-off Assets shall be absorbed by CBD.

4.         Reduction in the Corporate Capital of Sendas

            4.1.      Reduction in the Corporate Capital of Sendas. As a result of the partial and discretionary split-off and consequent transfer of the Spun-off Assets, the corporate capital of the Split Company shall be reduced by five hundred and four thousand seventeen Reais  (R$504,017.00), corresponding to the net book value of the Spun-off Assets, upon cancellation, based on the economic relation existing between the Spun-off Assets and the total assets of Sendas, in accordance with the terms of the Economics Evaluation Report, attached to this Protocol as Exhibit 4.1 (the “Economics Evaluation Report”), of one hundred and fifty-seven million eighty-two thousand eight hundred and two (157,082,802) preferred shares issued by the Split Company and held by the Acquiring Company. The corporate capital of the Split Company shall go from its current eight hundred and thirty-five million six hundred and seventy-seven thousand Reais   (R$835,677,000.00), represented by seventy hundred million and two thousand (700,002,000) common shares and one hundred and fifty-seven million eighty-two thousand eight hundred and two (157,082,802) preferred shares, to eight hundred and thirty five million one hundred and seventy-two thousand nine hundred and eighty-three Reais  (R$835,172,983.00), represented by seventy hundred million and two thousand (700,002,000) common shares, registered and without par value, and thus the corporate structure of the Split Company has now the following composition:

Página 3 de 5

Shareholders	Common Shares
	N	%
Sé Supermercados Ltda.	450,000,000	64.29
Barcelona Comércio Varejista e Atacadista S.A.	250,001,000	35.71
Companhia Brasileira de Distribuição	1,000	0.00
Total of Shares	700,002,000
Corporate capital (R$)	835,172,983.00

            4.2.      The Economic Evaluation Report shall be prepared by specialized firm PricewaterhouseCoopers Corporate Finance & Recovery Ltda., enrolled in the CNPJ/MF under Nº 05.487.514/0001-37, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 1˚ Floor, CEP 05001-100.

5.         Lack of increase in the Corporate capital of CBD

            5.1.      Lack of increase in the Corporate capital of CBD. The Operation shall not bring about changes in the corporate capital of the Acquiring Company, as the net book value of the Spun-off Assets conveyed to CBD is equivalent to the economic value of the preferred shares issued by Sendas held by CBD, which shall be cancelled in accordance with the terms of the item 4.1 above.

6.         Further conditions Applicable to the Operation

            6.1.      Amendment to the do Bylaws of Sendas. The Bylaws of Sendas shall be amended in order to evidence the reduction in capital to which this Protocol refers.

            6.2.      Amendment to the Bylaws of CBD.   The Bylaws of CBD shall not be amended in view that the Operation shall not bring about any changes to its corporate capital.

            6.3.      Implementation. It shall be incumbent on the administrators of the Split Company and of the Acquiring Company to carry out all acts, registrations and annotations needed to implement the Operation.

            6.4.      Succession in Rights and Obligations. CBD shall succeed Sendas only in its rights and obligations transferred as a result of the incorporation of the Spun-off Assets, with no joint liability with regard to the remaining equity of Sendas, as allowed by the sole paragraph of Article 233 of the Brazilian Corporate Law.

Página 4 de 5

6.5.      Corporate Acts to resolve on the Operation. There shall be called and held extraordinary general meetings of both the Split Company and the Acquiring Company to appreciate the Protocol herein, to ratify the retaining of the Evaluation Firm, to approve the Evaluation Report and to approve the Operation.

            6.6.      Approval. This Protocol contains the conditions required by the Brazilian Corporate Law, for the proposal of Partial Split-off of Sendas and incorporation of the Spun-off Assets by CBD  and shall be submitted to appreciation and approval of the shareholders of the Parties assembled at an extraordinary general meeting.

            6.7.      Effects. Should the Operation be approved, it shall produce effects as of December 31 2012.

            IN WITNESS WHEREOF, the parties execute this instrument in six (6) counterparts of the same content and to one sole effect, together with the two witnesses below, present throughout.

São Paulo, November 28 2012

Split Company:

Sendas Distribuidora S.A.
______________________________________ José Roberto Coimbra Tambasco Chief Executive Officer	______________________________________ Vitor Fagá de Almeida Executive Officer
Acquiring Company: Companhia Brasileira de Distribuição
______________________________________ Enéas César Pestana Neto Chief Executive Officer	______________________________________ Christophe José Hidalgo Executive Officer for Corporate Finance and Services

Witnesses:

1. _____________________________ Name: R.G.:	2. ______________________________ Name: R.G.:

Página 5 de 5

Agreement for Protocol and Justification of Partial and Discretionary Split-Off  of Sendas Distribuidora S.A., followed by Incorporation of the Spun-off Assets by

Companhia Brasileira de Distribuição

Exhibit 3.1

ACCOUNTING EVALUATION REPORT OF THE

SPUN-OFF ASSETS OF SENDAS DISTRIBUIDORA S.A.

SENDAS DISTRIBUIDORA S.A.

Evaluation report at book value for spin-off and incorporation purposes

11.28.12          1 00 069/12

MAGALHÃESANDRADE S/S Auditores Independentes

Av. Brigadeiro Faria Lima, 1893 – 6º andar – Jardim Paulistano – 01452-001 São Paulo SP

Phone (55 11) 3814-3377 Fax: (55 11) 3813-4822 magalhaesandrade@magalhaesandrade.com.br

www.magalhaesandrade.com.br

Dear Messrs. Shareholders of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and

SENDAS DISTRIBUIDORA S.A.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, an audit and consulting company, registered in the Regional Accounting Council in the State of São Paulo, under number 2SP000233/O-3 and secondary registration in the Regional Accounting Council in the State of Rio de Janeiro, registered with the National Directory of Legal Entities (CNPJ/MF) under No. 62.657.242/0001-00 and located at Av. Brigadeiro Faria Lima, 1893 – 6oandar, Jardim Paulistano, São Paulo, Capital, appointed by you as the expert appraiser to carry out the evaluation of SENDAS DISTRIBUIDORA S.A.net worth for spin-off purposes with incorporation in the net worth of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in compliance with the diligences and verifications necessary for the execution of its assignment, does hereby present the

EVALUATION REPORT

duly undersigned.

São Paulo, November 28th, 2012.

MAGALHÃES ANDRADE S/S

Auditores Independentes

CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

EVALUATION REPORT

INTRODUCTION

1. This merger operation is derived from the corporate reorganization process, with the alignment of operational activities and it shall present advantages to the companies involved due to the administrative and management simplification, saving operational costs and enabling the development and streamlining of activities performed independently.

2. SENDAS DISTRIBUIDORA S.A. (SENDAS),and COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD) are companies that belong to the same economic group and the merger, by the second company, of a split portion from the first company, is part of a group restructuration project, which shall by fully implemented between 2013 and 2014, and it is especially aimed to obtain considerable benefits of administrative, economic and financial nature, especially through the rationalization and simplification of the group’s corporate structure, enabling the consolidation and reduction of operational expenses and expenditures, as well as the capture of operational and tax synergies.

3. Therefore, the purpose of this REPORT is to determine the book value of the equity to be incorporated, taking into account the equity status of SENDAS as of September 30th, 2012.

4. The Report is being issued in compliance with the audit review of SENDAS balance sheets prepared for this purpose as of September 30th, 2012. The company’s management is responsible for the preparation and fair presentation of this financial statement in compliance with the accounting practices adopted in Brazil and by the internal controls the company deemed necessary in order to allow the preparation of said financial statements free of material misstatement, whether due to fraud or error.

5. Our review was performed in compliance with the Brazilian and international audit standards. These standards require the fulfillment of ethical requirements by the auditors and that the audit is planned and performed in order to obtain a reasonable safety that the financial statements are free of any material misstatement.

6. An audit involves the execution of procedures selected to obtain evidence regarding the values and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, including the evaluation of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as evaluating the overall presentation of the financial statements.

7. We believe the audit evidence we have obtained is sufficient and appropriate to provide the basis for our opinion.

EQUITY STATUS OF SENDAS

8. SENDAS  equity is comprised of assets and liabilities derived from its operations.

9. The evaluation is performed at book value, in compliance with the sections 226 of Law 6404/76 and based on the equity status reflected in the Balance sheet prepared as of September 30th, 2012, stated in EXHIBIT 1 and whose equity status is summarized as follows:

ASSETS	4,378,555,184.68
(-) LIABILITIES	4,097,562.015.34
NET WORTH	280,993,169.34

10. Said balance sheet was prepared in compliance with the accounting practice adopted in Brazil and, for evaluation purposes, on a going concern basis, according to the concept of going concern.

11. SENDAS maintains its regular bookkeeping, its operations are recorded in a proper book and its balances are duly composed and reconciled.

12. EXHIBIT 2 lists SENDAS  assets and liabilities balances, which shall be split-off and incorporated to the CBD  equity.

EQUITY STATUS IN THE SURVIVING COMPANY

13. CBD balance sheet, prepared as of September 30th, 2012 is presented in EXHIBIT 3, whose equity status, in thousand Brazilian Reais, is summarized as follows:

ASSETS	19,144,005
(-) LIABILITIES	10,923,231
NET WORHT	8,220,774

SPLIT-OFF EFFECT IN SENDAS

14. The equity split-off effect is stated in SENDAS  balance sheet after the split-off, presented in EXHIBIT 4, and it presents the following summarized equity status:

ASSETS	4,073,853,836.21
(-) LIABILITIES	3,793,364,683.87
NET WORHT	280,489,152.34

CONCLUSION

15. Given the findings and statements, we conclude that the net assets of SENDAS DISTRIBUIDORA S.A., as of September 30th, 2012, to be incorporated to the equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, which is summarized below, is R$ 504,017.00 and it shall increase the CBD  net worth in this amount, in compliance with the provisions of section 226 of Law 6404/76.

ASSETS	304,701,348.47
(-) LIABILITIES	304,197,331.47
NET WORHT	504,017.00

DECLARATIONS

16. The evaluation company expressly declares that she does not have any direct or indirect interest in SENDAS  or CBD  or even in the operation, not having any other circumstance deemed as conflict of interest. She also informs that SENDAS  and CBD  managers did not limit, make difficult or perform any act that could have jeopardized the access, the use or the knowledge of information, properties, documents or methodologies of work relevant for the quality of respective conclusions.

This REPORT is issued in 6 (six) counterparties and it is comprised of 4 (four) pages and 4 (four) exhibits printed just on the front page and initialed by the undersigned expert.

São Paulo, November 28th, 2012.

MAGALHÃES ANDRADE S/S

Auditores Independentes

CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

EXHIBIT 1

SENDAS DISTRIBUIDORA S.A.

Balance Sheet as of September 30th, 2012

(amounts in Brazilian Reais)

ASSETS
Current Assets
Cash and cash equivalents	759,862,795.63
Trade accounts receivable	41,258,056.16
Inventories	304,139,887.35
Taxes to Recover	28,666,670.35
Prepaid Expenses	13,899,877.77
Others	69,281,018.35
Total Current Assets	1,217,108,305.61
Non-Current Assets
Long-term Assets
Accounts Receivable from Related Parties	1,969,729,730.04
Deposits for Judicial Appeals	181,348,143.21
Others	1,957,151.14
Taxes to Recover	263,318,110.52
2,416,353,134.91
Investments	19,880,728.65
Property, Plant and Equipment	544,996,748.70
Intangible	180,216,266.81
Total Non-Current Assets	3,161,446,879.07
TOTAL ASSETS	4,378,555,184.68

EXHIBIT 1 (continued)

SENDAS DISTRIBUIDORA S.A.

Balance Sheet as of September 30th, 2012

(amounts in Brazilian Reais)

LIABILITIES AND NET WORTH
LIABILITIES
Current Liabilities
Suppliers	302,988,911.33
Suppliers – Related Parties	36,727,345.14
Salaries and Social Charges	50,492,736.01
Taxes and Contributions to Collect	9,459,734.94
Other Accounts Payable	43,618,307.08
Obligations with related parties	3,328,070,720.18
Loans	238,137.58
Total Current Liabilities	3,771,595,892.26
Non-Current Liabilities
Accounts Payable from Related Parties	63,546,407.65
Provision for Contingencies	54,867,564.99
Loans and Financings	6,136,518.80
Others	201,415,631.64
Total Non-Current Liabilities	325,966,123.08
TOTAL LIABILITIES	4,097,562,015.34
NET WORTH	280,993,169.34
TOTAL LIABILITIES AND NET WORTH	4,378,555,184.68

EXHIBIT 2

SENDAS DISTRIBUIDORA S.A.

Assets to be split-off and incorporated by CBD

(amounts in Brazilian Reais)

ASSETS
Current Assets

Cash and cash equivalents	250,500,000.00
Trade accounts receivable	1,786,121.64
Inventories	8,725,610.09
Prepaid Expenses	412,978.71
Others	121,576.13
Total Current Assets	261,546,286.57
Non-Current Assets
Deposits for Judicial Appeals	8,496,245.83
Property, Plant and Equipment	34,658,816.07
Total Non-Current Assets	43,155,061.90
TOTAL ASSETS	304,701,348.47
LIABILITIES AND NET WORTH
LIABILITIES
Current Liabilities
Suppliers	3,418,984.40
Suppliers – Related Parties	658,952.34
Salaries and Social Charges	2,282,572.33
Taxes and Contributions to Collect	514,129.02
Other Accounts Payable	1,183,791.59
Obligations with Related Parties	292,314,801.69

Total Current Liabilities	300,373,231.37

Non-Current Liabilities
Provision for Contingencies	1,931,166.00
Others	1,892,934.10
Total Non-Current Liabilities	3,824,100.10
TOTAL LIABILITIES	304,197,331.47
NET ASSETS	504,017.00

EXHIBIT 3

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet prepared as of September 30th, 2012

(amounts in Brazilian Reais)

ASSETS
Current Assets
Cash and cash equivalents	2,478,853
Clients	678,004
Other accounts receivable	14,020
Inventories	1,909,516
Tax credits	160,348
Prepaid expenses	63,912
Other credits	21,258
Total Current Assets	5,325,911
Non-Current
Long-term assets
Accounts receivable	19,290
Deferred IR and CSLL	201,472
Prepaid expenses	42,673
Related parties	1,855,490
Receivables securitization fund	128,457
Tax credits	243,191
Judicial deposits	476,747
2,967,320
Investments	4,625,882
Net property, plant and equipment	5,351,641
Intangible	873,251
Total Non-Current Assets	13,818,094
TOTAL ASSETS	19,144,005

EXHIBIT 3 (continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet prepared as of September 30th, 2012

(amounts in Brazilian Reais)

LIABILITIES AND NET WORTH
LIABILITIES
Current Liabilities
Social and labor obligations	352,251
Suppliers	1,954,891
Tax obligations	53,921
Loans and Financings	1,830,380
Other obligations	372,111
Provisions	167,528
Total Current Liabilities	4,731,082
Non-Current
Loans and Financings	4,760,993
Taxes paid in installments	1,140,082
Other obligations	30,716
Provisions for tax, civil and labor contingencies	260,358
Total Non-Current Liabilities	6,192,149
TOTAL LIABILITIES	10,923,231
NET WORTH
Capital stock	6,701,818
Capital reserves	211,231
Profit reserves	753,587
Retained Earnings	554,138
TOTAL NET WORTH	8,220,774
TOTAL LIABILITIES AND NET WORTH	19,144,005

EXHIBIT 4

SENDAS DISTRIBUIDORA S.A.

Balance Sheet after the split-off

(amounts in Brazilian Reais)

ASSETS
Current Assets
Cash and cash equivalents	509,362,795.63
Trade Accounts Receivable	39,471,934.52
Inventories	295,414,277.26
Taxes to recover	28,666,670.35
Prepaid expenses	13,486,899.06
Others	69,159,442.22
Total Current Assets	955,562,019.04
Non-Current
Long-term assets
Accounts receivable from Related Parties	1,969,729,730.04
Deposits for Judicial Appeals	172,851,897.38
Others	1,957,151.14
Taxes to recover	263,318,110.52
2,407,856,889.08
Investments	19,880,728.65
Property, plant and equipment	510,337,932.63
Intangible	180,216,266.81
Total Non-Current Assets	3,118,291,817.17
TOTAL ASSETS	4,073,853,836.21

EXHIBIT 4 (continued)

SENDAS DISTRIBUIDORA S.A.

Balance Sheet after the split-off

(amounts in Brazilian Reais)

LIABILITIES AND NET WORTH
LIABILITIES
Current Liabilities
Suppliers	299,569,926.93
Suppliers – Related Parties	36,068,392.80
Salaries and Social Charges	48,210,163.68
Taxes and Contributions to Collect	8,945,605.92
Other Accounts Payable	42,434,515.49
Obligations with related parties	3,035,755,918.49
Loans	238,137.58
Total Current Liabilities	3,471,222,660.89
Non-Current Liabilities
Accounts Payable from Related Parties
Provision for Contingencies	52,936,398.99
Loans and Financings	6,136,518.80
Others	263,069,105.19
Total Non-Current Liabilities	322,142,022.98
TOTAL LIABILITIES	3,793,364,683.87
NET WORTH	280,489,152.34
TOTAL LIABILITIES AND NET WORTH	4,073,853,836.21

Agreement for Protocol and Justification of Partial and Discretionary Split-Off  of Sendas Distribuidora S.A., followed by Incorporation of the Spun-off Assets by

Companhia Brasileira de Distribuição

Exhibit 4.2

ECONOMICS EVALUATION REPORT OF THE SPUN-OFF ASSETS AND

OF THE TOTAL ASSETS OF SENDAS DISTRIBUIDORA S.A.

Grupo Pão de Açúcar

Relatório de Avaliações Econômicas

28 de novembro de 2012

pwc

Confidencial

28 de novembro de 2012

Atenção: Srs. Fernando Zancopé e Fábio Calpacci Leone
Grupo Pão de Açúcar
São Paulo - SP

Prezados Senhores,

A PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC" – sociedade com sede na Capital do Estado de São Paulo, na Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, inscrita no CNPJ/MF sob o nº 05.487.514/0001-37") apresenta para o Grupo Pão de Açúcar ("Grupo" ou "GPA"), relatório de avaliação econômica das empresas: Sendas Distribuidoras S.A. ("Sendas"), Barcelona Comércio Varejista e Atacadista S.A. ("Barcelona"), e Sé Supermercados Ltda. ("Sé") e de algumas partes cindidas destas empresas, conforme detalhado na seção "Escopo e Objetivo" deste documento.

O escopo, honorários, limitações de responsabilidade e outras condições de nossos trabalhos estão descritos a seguir.

Agradecemos a colaboração da equipe do GPA ("Administração") durante a realização de nossos trabalhos, assim como pela oportunidade de podermos assessorá-los neste projeto.

Colocamo-nos à disposição para quaisquer esclarecimentos que se façam necessários.

Atenciosamente,

PricewaterhouseCoopers
Corporate Finance & Recovery Ltda.

__________________ __________________

Rogerio R. Gollo Andréa B. Fuga

2

Índice

I. Sumário Executivo

1. Antecedentes 05
2. Escopo e Objetivo 05
3. Metodologia e Abordagem 06
4. Premissas da administração 06
5. Premissas e Resultados Sendas 07
6. Premissas e Resultados Parcela Cindida Sendas 08
7. Premissas e Resultados Xantocarpa 09
8. Premissas e Resultados Barcelona 10
9. Premissas e Resultados Parcela Cindida Barcelona 11
10. Premissas e Resultados Sé 12
11. Premissas e Resultados Parcela Cindida Sé 13
12. Premissas e Resultados FIC 14
13. Premissas e Resultados GPA MP 15
14. Resultados Consolidados 16

II. O Setor 20
III. Sendas 24
IV. Xantocarpa 41
V. Barcelona 54
VI. Sé 69
VII. FIC 81
VIII. Limitações de Responsabilidade 90

ANEXOS

1. Taxas de desconto
2. Glossário

3

Sumário Executivo

1. ANTECEDENTES

O GPA é o maior varejista da América Latina, com vendas de aproximadamente R$ 53 bilhões em 2011 e 1,8 mil pontos de venda, tendo como foco o comércio de produtos alimentícios, artigos de vestuário e eletroeletrônicos, entre outros.

Sua estrutura compreende operações de supermercados (Pão de Açúcar), hipermercados (Extra), lojas de produtos eletroeletrônicos (Ponto Frio, Extra Eletro e Casas Bahia), lojas de conveniência (Extra Fácil), atacado e varejo (Assaí), farmácia, postos de gasolina e comércio eletrônico.

Em 30 de setembro de 2012 as empresas objeto deste estudo estavam inseridas no seguinte contexto societário:

CBD
10%
93,10%
Novasoc
6,9%
Sé
100%
100%
Bellamar
Barcelona
35,76%
29,17%
FIC
52,50%
Sendas
18,33%
100%
GPA M&P
Xantocarpa

2. ESCOPO E OBJETIVO

A administração do GPA estuda uma possível reestruturação das operações, que envolverá a cisão de algumas das empresas do Grupo e a posterior incorporação dos acervos cindidos na Companhia Brasileira de Distribuição ("CBD").

Dentro deste cenário V.Sas. solicitaram à PwC a elaboração deste trabalho de avaliação econômica, baseada na metodologia de rentabilidade futura, para a Data-Base de 30 de setembro de 2012 ("Data-base"), das empresas listadas abaixo, aqui denominadas "Negócios":

- Sendas
- Sé
- Barcelona
- Xantocarpa (subsidiária integral de Sendas)
- FIC (subsidiária indireta de Sé, através da participação em Bellamar)
- GPA Malls & Properties ("GPA MP", subsidiária indireta de Sé)
- Parcela Cindida de Sendas
- Parcela Cindida de Barcelona
- Parcela Cindida de Sé

Para as Parcelas Cindidas, a Administração nos informou as lojas e/ou operações que farão parte da cisão, assim como nos forneceu os balanços de cisão, contendo ativos e passivos que comporão tal parcela. Nossas avaliações foram baseadas nestas informações.

Entendemos que o objetivo exclusivo deste trabalho é o de dar suporte à Administração, em conjunto com seus assessores tributários, em seus estudos internos sobre a reestruturação das operações das empresas, e na execução das cisões vinculadas a esta reestruturação.

5

Sumário Executivo

3. METODOLOGIA E ABORDAGEM

Nosso trabalho considerou o método de avaliação econômica por rentabilidade futura, baseado em fluxos de caixa descontados dos Negócios. A abordagem utilizada incluiu:

- Apreciação das demonstrações financeiras e dados gerenciais históricos relativos aos anos de 2010, 2011 e 2012;
- Entrevistas com os principais executivos do Grupo envolvidos nas operações objeto deste estudo;
- Análise, entendimento e discussão com a Administração acerca das informações financeiras históricas;
- Leitura dos informes de mercado, publicados ou disponíveis, a respeito do setor de varejo e atacado;
- Análise e discussão das projeções de resultados dos Negócios, disponibilizadas pela Administração para exercícios posteriores à Data Base;
- Processamento das projeções no nosso modelo de avaliação;
- Identificação, análise e discussão dos principais riscos decorrentes das premissas adotadas;
- Análise dos resultados obtidos;
- Apresentação do sumário executivo dos trabalhos;
- Apresentação de minuta e versão final de nosso relatório, evidenciando as principais premissas envolvidas e as conclusões.

As avaliações dos Negócios foram realizadas sempre levando em consideração apenas as operações existentes nas empresas controladoras. Posteriormente, para efeito do cálculo final, efetuamos a consolidação com os resultados das avaliações das investidas de cada empresa, conforme apresentado no item 14 deste Sumário.

4. PREMISSAS DA ADMINISTRAÇÃO

As avaliações foram baseadas em premissas operacionais fornecidas pela Administração com base no planejamento estratégico do Grupo e em seu entendimento sobre o mercado e as oportunidades associadas aos Negócios. Estas premissas foram objeto de nossas análises críticas que basearam nossas conclusões.

As projeções estão expressas em moeda corrente. Foram projetados os resultados para o último trimestre de 2012 e para os anos de 2013 a 2022. A partir desta data, foram estabelecidos valores residuais com base no cálculo de uma perpetuidade de fluxos de caixa, baseados nos fluxos de caixa obtidos para 2022. Para calcular a perpetuidade, o crescimento dos fluxos considerado foi de 5,0% para Sendas e Sé, 6,5% para FIC e 5,5% para Barcelona e Xantocarpa, valores que refletem o atual estágio de maturidade e perspectiva de crescimento do portfólio da operação de cada Negócio. Considerou-se uma inflação média de 5,0% ao ano.

Uma vez que as partes cindidas em alguns casos contém passivos registrados contra a empresa que incorporará tal acervo, tendo em vista a ausência de expectativa de liquidação destes passivos que serão eliminados mediante encontro de contas, a avaliação econômica exclui tais passivos para fins de determinação do valor dos Negócios.

A seguir estão sumariadas as principais premissas utilizadas para construção das avaliações e resultados obtidos.

6

Sumário Executivo
Sendas

5. PREMISSAS E RESULTADOS SENDAS

- **Receita Bruta:** Projetada por bandeira, a partir de uma premissa de crescimento anual fornecida pela Administração, aplicada sobre a receita média por loja, das lojas existentes ("mesmas lojas") uma vez que não há previsão de abertura de novas lojas sob esta pessoa jurídica. O crescimento médio para o período de projeção foi de 6,4% a.a.
- **Deduções da Receita Bruta:** Os impostos foram calculados utilizando a média histórica de 12,3%, mantida constante até o final da projeção.
- **Lucro Bruto e Margem Bruta:** O lucro bruto foi calculado com base no mark up informado pelo cliente. O lucro bruto mostrou-se em linha com o percentual histórico verificado nos dois anos anteriores, de aproximadamente 27,2%.
- **Despesas Operacionais:** Projetadas com base em percentuais sobre a receita bruta, de cerca de 22%.
- **Capital de Giro:** Utilizado na projeção das contas do balanço, tem por base o histórico dos dias de giro verificado nos últimos três anos.
- **IR e CSLL:** Considerou-se o regime tributário de lucro real com base nas alíquotas vigentes de 25% para o IR e de 9% para a CSLL. Considera-se também saldo de prejuízo fiscal e base negativa de aproximadamente R$ 938 milhões.
- **Investimentos:** Uma vez que não há expectativa da abertura de novas lojas, o Capex foi projetado como sendo desembolso a título de manutenção, repondo a depreciação estimada.
- **Margem EBITDA:** Sendas apresentou margem EBITDA média de 6% entre 2010 e setembro/2012. A Margem EBITDA média projetada foi de 6,2% entre dez/12 e 2022.
- **Taxa de desconto:** As taxas de desconto aplicadas à avaliação foram de entre 11,3% a.a. e 12,3% a.a., sendo nossa conclusão baseada nos resultados obtidos com a taxa de 11,8% a.a.
- **Resultados:** Os valores obtidos para avaliação do capital de Sendas, exceto sua participação na controlada Xantocarpa ("Sendas Controladora"), para a Data-Base de 30 de setembro de 2012, foram de entre R$ 1,72 bilhões e R$ 2,08 bilhões, com valor de conclusão de R$ 1,89 bilhões.

As principais premissas e projeções utilizadas na avaliação de Sendas Controladora e da Parcela Cindida de Sendas estão demonstradas na **Seção III** deste Relatório.

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Sumário Executivo
Parcela Cindida Sendas

6. PREMISSAS E RESULTADOS PARCELA CINDIDA SENDAS

Conforme definido pela Administração, a parcela cindida de Sendas incluirá a operação de 6 lojas e determinados ativos e passivos, conforme o balanço de cisão demonstrado a seguir:

R$ mil

Ativos	Saldo contábil
Caixa e aplicações	250.500
Contas a receber	1.908
Estoques	8.726
Impostos a recuperar	-
Dividendos a receber	-
Outras contas a receber	413
Ativo circulante	**261.546**
Impostos diferidos ativos	-
Depósitos judiciais	8.496
Impostos a recuperar	-
Partes relacionadas	-
Outras contas a receber	-
Investimentos	-
Imobilizado	34.659
Intangíveis	-
Ativo não circulante	**43.155**
Total do ativo	**304.701**

Passivos	Saldo contábil
Fornecedores	3.419
Empréstimos e financiamentos	-
Adiantamentos de clientes	-
Partes relacionadas	229.427
Salários e encargos	2.283
Impostos a pagar	514
Dividendos a pagar	-
Outras contas a pagar	1.184
Passivo circulante	**236.827**
Empréstimos e financiamentos	-
Provisões para contingências	1.931
Partes relacionadas	63.546
Impostos diferidos passivos	-
Outras contas a pagar	1.893
Passivo não circulante	**67.371**
Patrimônio líquido	**504**
Total do passivo	**304.701**

Resultados: Os valores obtidos para avaliação da Parcela Cindida de Sendas, para a Data-Base de 30 de setembro de 2012, foram de entre R$ 349 milhões e R$ 376 milhões, com valor de conclusão de R$ 362 milhões.

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Sumário Executivo
Xantocarpa

7. PREMISSAS E RESULTADOS XANTOCARPA

- **Receita Bruta:** Projetada a partir de uma premissa de crescimento anual nominal fornecida pela Administração, aplicada sobre a receita média por mesma loja (não há previsão de abertura de novas lojas sob esta pessoa jurídica). O crescimento anual composto ("CAGR") foi de 6,3%.
- **Deduções da Receita Bruta:** Os impostos foram calculados utilizando as médias das alíquotas históricas, de 12,61% e mantidos constantes na projeção.
- **Lucro Bruto e Margem Bruta:** O lucro bruto foi calculado em linha com a margem histórica do período de 2010 à set/2012, de cerca de 14%.
- **Despesas Operacionais:** Foram projetadas com base nos percentuais históricos sobre receita, prevendo ganhos de escala ao longo da projeção.
- **Capital de Giro:** Projetado com base nas contas do balanço na data base e também com base no histórico dos dias de giro.
- **IR e CSLL:** Considerou-se o regime tributário de lucro real, com base nas alíquotas vigentes de 25% para o IR e de 9% para a CSLL.
- **Investimentos:** Projetado Capex a título de manutenção do imobilizado existente, calculado com base em premissa fornecida de investimento necessário por loja, e aplicado sobre a quantidade de mesmas lojas.
- **Margem EBITDA:** A Margem EBITDA média projetada foi de 2,8% entre dez/12 e 2022, em linha com o observado nos primeiros 9 meses de 2012. Ressalta-se a tendência de crescimento da margem dos últimos anos histórico da empresa.
- **Taxa de desconto:** As taxas de desconto aplicadas à avaliação foram de entre 11,3% a.a. e 12,3% a.a., sendo nossa conclusão baseada nos resultados obtidos com a taxa de 11,8% a.a.
- **Resultados:** Os valores obtidos para avaliação do capital de Xantocarpa, para a Data-Base de 30 de setembro de 2012, foram de entre R$ 78 milhões e R$ 100 milhões, com valor de conclusão de R$ 88 milhões.

As principais premissas e projeções utilizadas na avaliação de Xantocarpa estão demonstradas na **Seção IV** deste Relatório.

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Sumário Executivo

Barcelona

8. PREMISSAS E RESULTADOS BARCELONA

- **Receita Bruta:** Originada com a venda de produtos no "atacarejo", foi projetada a partir de (i) crescimento anual nominal fornecida pela Administração, aplicada sobre a receita média por mesmas lojas; e (ii) cronograma de abertura de novas lojas. O crescimento anual composto ("CAGR") resultante foi de 23%.
- **Deduções da Receita Bruta:** Os impostos foram calculados utilizando as médias históricas de 8,5 % e mantidas estáveis até o final da projeção.
- **Lucro Bruto e Margem de Bruta:** O lucro bruto foi calculado com base na margem bruta projetada de 14,5%, mantida até o final da projeção. Esta margem está em linha com os valores históricos observados.
- **Despesas Operacionais:** Foram projetadas conforme os dados informados pela administração e mantidos estáveis. A taxa foi projetada para 2012, em aproximadamente 11% e manteve-se até o ano de 2022.
- **Capital de Giro:** Utilizado na projeção das contas do balanço, tem por base no histórico dos dias de giro verificado nos últimos nove meses.
- **IR e CSLL:** Considerou-se o regime tributário de lucro real, com base nas alíquotas vigentes de 25% para o IR e de 9% para a CSLL. Considera-se também saldo de prejuízo fiscal e base negativa de aproximadamente R$ 123 milhões.
- **Investimentos:** O CAPEX foi projetado com base no plano de expansão da empresa.
- **Margem EBITDA:** A Margem EBITDA projetada foi de 4,3% a 4,7% entre dez/12 à 2022, conforme estimativas da Administração. A margem projetada é ligeiramente superior ao histórico, refletindo ganho de escala esperado para a operação.
- **Taxa de desconto:** As taxas de desconto aplicadas à avaliação de Barcelona foram de entre 11,3% a.a. e 12,3% a.a., sendo nossa conclusão baseada nos resultados obtidos com a taxa de 11,8% a.a.
- **Resultados:** Os valores obtidos para avaliação do capital de Barcelona, para a Data-Base de 30 de setembro de 2012, exceto sua participação em Sendas ("Barcelona Controladora"), foram de entre R$ 2,03 bilhões e R$ 2,83 bilhões, com valor de conclusão de R$ 2,39 bilhões.

As principais premissas e projeções utilizadas na avaliação de Barcelona Controladora e da Parcela Cindida de Barcelona estão demonstradas na **Seção V** deste Relatório.

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Sumário Executivo
Parcela Cindida Barcelona

9. PREMISSAS E RESULTADOS PARCELA CINDIDA BARCELONA

Uma vez que a parcela cindida de Barcelona não inclui operações da controladora, mas apenas investimentos e outros ativos e passivos não diretamente relacionados às operações de Barcelona, a Parte Cindida não foi avaliada por fluxo de caixa descontado.

Adicionalmente, a Parcela Cindida de Barcelona será incorporada em sua controlada Sendas. Desta forma, os valores de investimentos serão eliminados por encontro de contas.

Balanço Patrimonial cindido de Barcelona (em R$ mil)

Ativos	R$ 000
Caixa	210.448
Investimentos	81.962
Intangível	200.000
Total do ativo	**492.410**

Passivos	R$ 000
Mútuos	281.962
Contas a pagar	210.448
Total do ativo	**492.410**

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Sumário Executivo

Sé

10. PREMISSAS E RESULTADOS SÉ

- **Receita Bruta:** Projetada por bandeira, a partir de uma premissa de crescimento anual fornecida pela Administração, aplicada sobre a receita média por loja, das lojas existentes ("mesmas lojas") uma vez que não há previsão de abertura de novas lojas sob esta pessoa jurídica.
- **Deduções da Receita Bruta:** Os impostos foram calculados pela diferença entre a Receita Líquida e a Receita Bruta.
- **Lucro Bruto e Margem Bruta:** O lucro bruto foi calculado com base na margem bruta informada pelo cliente, de 28,9%, valor em linha com o percentual histórico verificado nos dois anos anteriores.
- **Despesas Operacionais:** Projetadas de acordo com o histórico de despesas em relação a Receita Líquida, incluindo pequeno ganho de escala ao longo das projeções.
- **Capital de Giro:** Projetado nas contas do balanço na data base e também com base no histórico dos dias de giro.
- **IR e CSLL:** Considerou-se o regime tributário de lucro real, com base nas alíquotas vigentes de 25% para o IR e de 9% para a CSLL. Considera-se também saldo de prejuízo fiscal e base negativa de aproximadamente R$ 220 milhões.
- **Investimentos:** Uma vez que não há expectativa da abertura de novas lojas, o Capex foi projetado como sendo desembolso a título de manutenção, repondo a depreciação estimada.
- **Margem EBITDA:** Sé apresentou margem EBITDA média de 8,3% entre 2010 e setembro/2012. A Margem EBITDA média projetada foi de 8,9% entre Set/12 à 2022.
- **Taxa de desconto:** As taxas de desconto aplicadas à avaliação de Sé foram de entre 11,3% a.a. e 12,3% a.a., sendo nossa conclusão baseada nos resultados obtidos com a taxa de 11,8% a.a.
- **Resultados:** Os valores obtidos para avaliação do capital de Sé, exceto suas participações em Barcelona, Sendas, FIC (através da subsidiária não operacional Bellamar) e GPA MP ("Sé Controladora"), para a Data-Base de 30 de setembro de 2012, foram de entre R$ 3,17 bilhões e R$ 3,36 bilhões, com valor de conclusão de R$ 3,25 bilhões.

As principais premissas e projeções utilizadas na avaliação de Sé Controladora e da Parcela Cindida de Sé estão demonstradas na **Seção VI** deste Relatório.

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Sumário Executivo
Parcela Cindida Sé

11. PREMISSAS E RESULTADOS PARCELA CINDIDA SÉ

As operações selecionadas para a cisão de Sé referem-se a todas as lojas da empresa, com exceção de postos e gasolinas, e certos ativos e passivos, conforme o balanço de cisão demonstrado abaixo.

R$ mil

Ativos	Saldo contábil
Caixa e aplicações	17.589
Contas a receber	18.589
Estoques	76.081
Impostos a recuperar	6.690
Dividendos a receber	-
Outras contas a receber	3.144
Ativo circulante	**122.092**
Impostos diferidos ativos	-
Depósitos judiciais	53.222
Impostos a recuperar	24.584
Partes relacionadas	-
Outras contas a receber	458
Assunção de dívidas	-
Investimentos	677.821
Imobilizado	189.628
Intangíveis	173.133
Ativo não circulante	**1.118.845**
Total do ativo	**1.240.937**

Passivos	Saldo contábil
Fornecedores	19.595
Empréstimos e financiamentos	-
Adiantamentos de clientes	-
Partes relacionadas	1.146.815
Salários e encargos	16.632
Impostos a pagar	-
Impostos parcelados	-
Dividendos a pagar	-
Outras contas a pagar	6.117
Passivo circulante	**1.189.159**
Empréstimos e financiamentos	-
Provisões para contingências	50.035
Partes relacionadas	-
Impostos parcelados	-
Outras contas a pagar	1.229
Passivo não circulante	**51.263**
Patrimônio líquido/Acervo	**515**
Total do passivo	**1.240.937**

Resultados: Os valores obtidos para avaliação da Parcela Cindida de Sé, para a Data-Base de 30 de setembro de 2012, foram de entre R$ 1,12 bilhões e R$ 1,31 bilhões, com valor de conclusão de R$ 1,21 bilhões.

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Sumário Executivo
FIC

12. PREMISSAS E RESULTADOS FIC

- **Receitas da intermediação financeira:** com base na projeção dos saldos médios de operação de crédito, aplicou-se as taxas de juros de cada um dos produtos comercializados pela FIC. Esses produtos são CDC, empréstimo pessoal, co-branded, flex, private label e private label embandeirado. Considerou-se, contudo, que os dois primeiros não seriam mais negociados a partir de 2017.
- **Receita com prestação de serviços:** As receitas com prestação de serviços estão relacionadas a produtos agregados aos cartões de crédito. São receitas com tarifas (como anuidade, emissão de fatura e processamento de cobrança), venda de seguros por perda ou roubo, taxa de intercâmbio (cobrada dos lojistas sobre o valor de cada compra), overlimit (taxa por ter excedido o limite de crédito) entre outras receitas menos relevantes. A partir do histórico obteve-se o valor de cada serviço por cartão ao mês. Esses valores foram projetados e aplicados sobre o total de contas ou contas ativadas mensalmente.
- **Base de cartões:** Considerou-se um crescimento real da base de cartões ativos de cerca de 6% a.a. para o período de 2012 a 2022. Esse crescimento está alinhado com a estratégia de concentração de esforços na exploração dos produtos de cartão de crédito, em contrapartida a uma diminuição na venda de produtos como CDC e Empréstimo Pessoal.
- **Provisão para créditos de liquidação duvidosa ("PCLD"):** Foi projetada como um percentual das receitas com operações de crédito (média de 61% para o período projetado). A despesa com PCLD representou, na média do período projetado, 4% da carteira de crédito média anual (bruta da PCLD).
- **Custos com captação:** Calculado considerando 103% da taxa Selic.
- **Despesas operacionais:** neste grupo foram projetadas (i) as despesas com pessoal e administrativas, (ii) PIS, Cofins e ISS, (iii), despesas operacionais com cartões de crédito e (iv) depreciação e amortização.
- **Taxa de desconto:** As taxas de desconto aplicadas à avaliação de FIC foram de entre 14,6% a.a. e 15,6% a.a., sendo nossa conclusão baseada nos resultados obtidos com a taxa de 15,1% a.a.
- **Resultados:** Os valores obtidos para avaliação do capital do FIC, para a Data-Base de 30 de setembro de 2012, foram de entre R$ 1,44 bilhões e R$ 1,56 bilhões, com valor de conclusão de R$ 1,50 bilhões.

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Sumário Executivo
GPA Malls & Properties

13. PREMISSAS E RESULTADOS GPA MP

Criada em 2009, a GPA Malls & Properties ("GPA MP") é uma empresa do GPA voltada ao mercado imobiliário. Sua atuação busca aproveitamento da sinergia entre os mercados varejista e imobiliário, procurando prospectar, negociar e viabilizar a implantação de novas lojas, agregando soluções imobiliárias.

Conforme *Business Plan* desenvolvido pela Administração do GPA MP, a estratégia da operação é ampliar as áreas brutas locáveis ("ABL") por meio de expansões, seguindo o cronograma de abertura de novas lojas do varejo.

De acordo com a Administração, atualmente a empresa encontra-se em fase pré-operacional.

Atualmente as receitas de exploração das ABL, denominadas galerias, são registradas nas operações do mercado varejista, portanto estão gerando efeito no resultado das diversas empresas do Grupo.

Dado este contexto, e considerando que para o propósito deste estudo o valor das operações da GPA MP geram impacto pouco relevante nos resultados, não foi auferido valor econômico para a GPA MP no presente trabalho.

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Sumário Executivo
Resultados consolidados

14. RESULTADOS CONSOLIDADOS

Apresentamos a seguir a consolidação dos resultados das avaliações de acordo com: (i) os valores econômicos das empresas controladoras, conforme demonstrados neste relatório, (ii) os investimentos das empresas analisadas em suas subsidiárias, e (ii) a sequência de cisões e incorporações conforme a Administração nos informou que ocorreriam.

Os passos elencados a seguir estão construídos conforme a sequência de operações que nos foi informada. Ressaltamos que, caso a sequência destas operações seja modificada, os resultados devem ser alterados de forma coerente.

<u>Passo 1 – Cisão de Sendas</u>

Neste passo, operações e certos ativos e passivos de Sendas serão cindidos e posteriormente incorporados à CBD, reduzindo a participação que CBD possuía em Sendas.

Passo 1 - Cisão de Sendas

	R$ mil	
Valor econômico Sendas - controladora	1.886.909	*(1)*
Valor econômico Xantocarpa	87.962	*(2)*
Valor econômico Sendas	**1.974.871**	
Operações cindidas de Sendas	**361.577**	*(1)*
Percentual cindido	*18,31%*	
Valor econômico Sendas pós cisão	**1.613.294**	

Participações em Sendas	Pré cisão	Pós cisão	R$ mil
CBD	18,3%	0,0%	
Sé	52,5%	64,3%	1.036.807
Barcelona	29,2%	35,7%	576.070

(1) Conforme Seção III
(2) Conforme Seção IV

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Sumário Executivo
Resultados consolidados

Passo 2 – Cisão de Barcelona

Neste passo, será feita a cisão de Barcelona, com posterior incorporação do acervo cindido em Sendas, empresa investida de Barcelona. O próprio investimento em Sendas será cindido, de forma que a participação societária inicialmente existente de Barcelona em Sendas se extingue.

Previamente à Cisão de Barcelona, conforme nos foi informado será realizada uma assunção de dívida, onde Barcelona assumirá dívidas que CBD possuía com Sendas, no valor de R$ 281 milhões. No momento da incorporação em Sendas, este passivo desaparece "por confusão".

Note-se ainda que, neste momento, o valor da totalidade do capital de Barcelona já considera o valor de seu investimento em Sendas após a cisão demonstrada no Passo 1.

Passo 2 - Cisão de Barcelona

	R$ mil	
Valor econômico Barcelona - controladora	2.392.432	(3)
Valor econômico participação em Sendas	576.070	
Assunção de dívida da CBD com Sendas	281.962	
Assunção de dívida da CBD com Sendas	(281.962)	
Valor econômico Barcelona	**3.250.464**	

Cisão Barcelona	R$ mil
Investimento em Sendas	576.070
Dívida de aquisição de empresas	(210.448)
Caixa	210.448
Assunção de dívida da CBD com Sendas	(281.962)
Valor da cisão Barcelona	**576.070**
Percentual cindido	*17,72%*
Valor econômico Barcelona pós cisão	**2.674.394**

Participações em Sendas	Pré cisão	Pós cisão	R$ mil
CBD	0,0%	0,0%	
Sé	64,3%	100,0%	1.613.294
Barcelona	35,7%	0,0%	

(3) Conforme Seção V

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Sumário Executivo

Resultados consolidados

Passo 3 – Aumento de capital / permuta de participações em Barcelona

Neste passo, CBD aumentará o capital, e consequentemente sua participação e, Barcelona, através de permuta com Novasoc de participação societária em Barcelona, resultando conforme abaixo:

Passo 3 - Aumento de capital / permuta em Barcelona

Valor econômico Sé antes da Permuta	R$ mil		
Valor econômico Sé controladora	3.256.566		
Investimento Sendas	1.613.294		
Investimento em Barcelona	2.674.394	2.674.394	100,0%
Investimento FIC	536.552	1.500.426	35,8%
Investimento GPA MP	-	-	10,6%
Valor econômico Sé	**8.080.806**		
Participação Novasoc em Sé antes da permuta	557.576	6,90%	

	R$ mil	
Valor econômico Barcelona	2.674.394	82,75%
Aumento de capital CBD	557.576	17,25%
Valor econômico Barcelona	**3.231.969**	

Participações em Barcelona	Pré permuta	Pós permuta	R$ mil
CBD	0,0%	0,0%	
Sé	100,0%	82,7%	2.674.394
Barcelona	0,0%	0,0%	
Novasoc	0,0%	17,3%	557.576

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Sumário Executivo
Resultados consolidados

Passo 4 – Cisão de Sé

Neste passo, será feita a cisão de Sé, com posterior incorporação do acervo cindido em CBD. Note-se ainda que, neste momento, o valor da totalidade do capital de Barcelona e de Sendas já consideram os valores cindidos demonstrados nos passos anteriores.

Passo 4 - Cisão de Sé

Valor econômico Sé	R$ mil		
Valor econômico Sé controladora	3.256.566		
Investimento Sendas	1.613.294	1.613.294	100,0%
Investimento em Barcelona	2.674.394	3.231.969	82,7%
Investimento FIC	536.552	1.500.426	35,8%
Investimento GPA MP	-	-	10,6%
Valor econômico Sé	**8.080.806**		

Cisão Sé	R$ mil
Operações Sé	1.207.962
Investimento em Sendas	1.613.294
Investimento em Barcelona	2.674.394
Investimento FIC	536.552
Valor cisão Sé	**6.032.202**
Percentual cindido	*74,65%*
Valor econômico Sé após cisão	**2.048.604**

19

Seção II - O Setor
Setor Varejista

O Setor Varejista

O setor varejista é composto principalmente pelos seguintes segmentos: "veículos", "hiper e supermercados", "combustíveis e lubrificantes", "tecidos, vestuário e calçados" e "móveis e eletrodomésticos".

Desde 2004 este setor vem apresentando elevadas taxas de crescimento, principalmente em decorrência do aumento no nível de emprego e renda, notadamente das classes C, D e E.

Também observa-se desde 2004 uma expansão no crédito ao consumidor, repercutindo positivamente nas vendas do varejo nas chamadas "linha branca" (fogões, geladeiras etc.), móveis, eletrônicos e outros itens com maior valor.

Vale notar que alguns segmentos são mais sensíveis ao aumento da renda (ex. hiper e supermercados) e outros à disponibilidade de crédito (ex. móveis e eletrodomésticos).

Dada a questão da renda, crédito e os aspectos culturais, cada região do país apresenta um diferente padrão de consumo. Observa-se o crescimento do varejo em todo o país, com especial destaque para as regiões norte e nordeste que apresentaram expansão mais acentuada em 2005 e 2006. Isto se deve, sobretudo, às políticas sociais do Governo Federal.

Os dados mais recentes disponibilizados pela Associação Brasileira de Supermercados ("ABRAS") indicam que o comércio varejista brasileiro cresceu durante o segundo semestre de 2012.

Gráfico de evolução das vendas (ABRAS -2012)

4,32%
4,27%
4,21%
3,92%
3,98%
3,71%
3,84%
7,57%
8,26%
6,08%
6,81%
6,79%
5,80%
5,57%
5,50%
jul/11
ago/11
set/11
out/11
nov/11
dez/11
jan/12
fev/12
mar/12
abr/12
mai/12
jun/12
jul/12
ago/12
set/12

21

Seção II - O Setor
Setor Varejista

Perspectivas para o setor Varejista

- A queda da taxa de juros tende a favorecer o consumo e também o investimento das redes varejistas;
- A maior presença de grandes grupos no setor, especialmente no segmento de super e hipermercados, contribuirá para um aumento no poder de barganha junto aos fornecedores, o que tende a reduzir os preços ao consumidor final;
- As grandes empresas varejistas vêm obtendo aumento da margem de lucro através da comercialização de produtos financeiros, como financiamentos, seguros e extensão de garantia. Além disso, a diversificação de serviços atrai cada vez mais consumidores para as lojas. Bons exemplos disso são a venda de passagens aéreas nas lojas de conveniência e salas de cinema dentro de super e hipermercados.

Pontos fortes do setor

- As empresas encontraram nos serviços financeiros uma alternativa para fidelizar clientes. As empresas oferecem cartões de crédito, seguros, títulos de capitalização e pagamento de contas de consumo nas lojas, para atender, principalmente, o público que não tem acesso à rede bancária;
- O mix variado de produtos de algumas empresas permite suportar possíveis crises da conjuntura econômica;
- O varejo on-line tem possibilitado a entrada de médias e pequenas empresas, proporcionando o atendimento a públicos diferenciados, em relação à renda, cuja flexibilidade é relevante dada a alta sensibilidade do setor em relação a indicadores do mercado de trabalho;

Fontes sobre o setor: Lafis 2012

22

Seção II - O Setor
Setor Atacadista

O Setor Atacadista

O autosserviço no atacado é uma modalidade mais recente no Brasil. O crescimento das classes C, D e E ajudam no aumento da participação deste formato, devido à estas classes terem aumentado seu poder de compra sem perder o anseio por preços baixos. Nota-se tal fenômeno por meio do aumento do ticket médio e pelos aumento de faturamento do atacado.

O crescimento do setor atacadista tem se mostrado expressivo, principalmente quando se trata no número de lojas, mostrando o aumento de capilaridade desse segmento.

Fonte: LAFIS 2012

Faturamento (R$ bilhões) e Abertura de Lojas

41,3
45,4
54,8
66,5
79,3
89,7
95,9
105,8
120,8
131,8
151,2
84
90
103
113
128
142
161
177
231
282
359
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Número de lojas
Faturamento

Fonte: ABAD/ Nielsen (Lafis 2012)

- Os indicadores macroeconômicos são favoráveis ao setor, com expectativa de crescimento econômico e melhoria na distribuição de renda, incluindo aumento na renda média familiar.
- Num cenário de expectativa de redução da inflação e crescimento do PIB, espera-se que o consumo no setor permaneça aquecido, incluindo o crescimento do ticket médio, em função de mudança no perfil de consumo da população.
- Além disso a geração líquida de trabalhos formais, ao lado de uma curva crescente de salário mínimo são fortes bases para sustentar o crescimento das vendas no varejo para classes de menor poder aquisitivo.

Ticket Médio

R$
21,20
21,34
21,81
22,11
24,54
27,49
30,05
33,29
2005
2006
2007
2008
2009
2010
2011
2012
Autosserviço

Fonte: ABRAS 2012

23

Seção III - Sendas

Receita Bruta

Receita Bruta

A projeção de vendas da companhia tem por base o histórico até setembro de 2012, e considera o crescimento estimado pela Administração, por bandeira, de 2013 a 2022.

As bandeiras consideradas foram Extra Super e Hipermercado e Pão de Açúcar, além dos negócios com farmácias, postos de combustível e delivery.

Segue abaixo a tabela de crescimento projetado para as lojas de Sendas:

Crescimento Nominal	2013	2014	2015	2016-22	Vendas por bandeira (2011)
Extra Hiper	5,7%	5,8%	5,4%	5,4%	54%
Extra Super	8,6%	8,4%	7,8%	7,8%	15%
Minimercado	9,9%	8,5%	7,6%	7,6%	1%
Pão de Açucar	6,7%	6,6%	6,0%	6,0%	24%
Drogarias	8,2%	7,3%	7,3%	7,3%	1%
Postos	5,4%	5,5%	6,0%	6,0%	5%
Delivery	0,0%	0,0%	0,0%	0,0%	0%

As premissas da Administração resultam num crescimento acumulado anual (CAGR) de 6,41%, no período de projeção, conforme demonstrado a seguir:

Receita Bruta (R$ Milhões)

CAGR 6,41%
3.709
3.988
3.090
1.030
4.358
4.695
4.990
5.305
5.639
5.996
6.376
6.781
7.212
7.672
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

25

Seção III - Sendas
Receita Líquida e Deduções da Receita Bruta

Receita Líquida e Deduções da Receita Bruta

Os impostos sobre as vendas (PIS, Cofins e ICMS) foram projetados de forma consolidada e com base na alíquota histórica média dos últimos 3 exercícios – de 2010 à setembro de 2012, conforme demonstrado nos quadros abaixo:

Deduções	2010	2011	2012/set
Receita Bruta	3.708.651	3.988.323	3.089.872
Deduções	459.223	488.269	369.968
% sobre Receita Bruta	12,4%	12,2%	12,0%
Média Histórica		12,3%	

Receita Líquida e Deduções sobre a Receita Bruta

Histórico
Projetado
459
488
370
123
542
578
614
653
694
738
785
835
888
945
3.249
3.500
2.720
907
3.857
4.117
4.376
4.652
4.945
5.258
5.591
5.946
6.324
6.727
2010
2011
2012
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Receita líquida
Deduções sobre receita

O quadro abaixo demonstra a projeção dos impostos sobre vendas e respectiva Receita Líquida:

			Histórico	*Projetado*										
Deduções sobre Receita (R$ mil)	**2010**	**2011**	**2012**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Receita bruta	3.708.651	3.988.323	3.089.872	1.029.957	4.398.244	4.695.318	4.990.421	5.304.705	5.639.457	5.996.053	6.375.961	6.780.753	7.212.111	7.671.831
Deduções sobre receita	(459.223)	(488.269)	(369.968)	(123.323)	(541.533)	(578.110)	(614.444)	(653.140)	(694.357)	(738.262)	(785.038)	(834.878)	(887.989)	(944.592)
Receita líquida	3.249.428	3.500.054	2.719.904	906.635	3.856.712	4.117.209	4.375.977	4.651.565	4.945.101	5.257.790	5.590.922	5.945.875	6.324.122	6.727.239
Deduções % Receita Bruta	*12,4%*	*12,2%*	*12,0%*	*12,0%*	*12,3%*	*12,3%*	*12,3%*	*12,3%*	*12,3%*	*12,3%*	*12,3%*	*12,3%*	*12,3%*	*12,3%*

26

Seção III - Sendas

Lucro Bruto e Custos

Lucro Bruto e Custos

O lucro bruto foi projetado tendo por base o mark up histórico verificado entre 2010 e setembro de 2012. O mark up se mantém dentro de uma média de 37,4% durante o período de projeção, resultando em uma margem bruta de 27,2%, em linha com a média histórica.

Receita Bruta vs Custo (R$ Bilhões)

3,71
2,37
3,99
2,56
4,12
2,64
4,40
2,83
4,70
3,00
4,99
3,19
5,30
3,39
5,64
3,60
6,00
3,83
6,38
4,07
6,78
4,33
7,21
4,60
7,67
4,89
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Receita Bruta
Custo

Lucro Bruto e Margem Bruta (R$ milhões)

27,0%
27,0%
27,2%
27,2%
26,7%
27,2%
27,2%
27,2%
27,2%
27,2%
27,2%
27,2%
27,2%
27,2%
878
944
739
246
1.030
1.120
1.191
1.266
1.346
1.432
1.523
1.620
1.723
1.833
2010
2011
2012
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Lucro bruto
Margem bruta

*Obs: o CAGR do Lucro Bruto é de 6,5%.

	Histórico			Projetado										
	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita Bruta	3.249	3.500	2.720	907	3.857	4.117	4.376	4.652	4.945	5.258	5.591	5.946	6.324	6.727
Custos	(2.371)	(2.556)	(1.981)	(660)	(2.826)	(2.998)	(3.185)	(3.385)	(3.599)	(3.826)	(4.068)	(4.326)	(4.601)	(4.894)
Lucro bruto	878	944	739	246	1.030	1.120	1.191	1.266	1.346	1.432	1.523	1.620	1.723	1.833
Margem bruta	27,03%	26,98%	27,18%	27,18%	26,71%	27,19%	27,21%	27,22%	27,22%	27,23%	27,23%	27,24%	27,24%	27,25%

27

Seção III - Sendas

Despesas Operacionais

Despesas Operacionais

O quadro abaixo demonstra a projeção das despesas operacionais:

Despesas Operacionais	*2012*	*2013*	*2014*	*2015*	*2016*	*2017*	*2018*	*2019*	*2020*	*2021*	*2022*
Despesas Administrativas e de Vendas	190.637	807.045	870.326	920.352	978.635	1.040.737	1.106.915	1.177.445	1.252.622	1.332.762	1.418.202
Pessoal	*82.148*	*343.281*	*370.586*	*398.976*	*424.478*	*451.668*	*480.661*	*511.581*	*544.558*	*579.735*	*617.262*
Geral	*60.753*	*258.545*	*272.955*	*287.253*	*305.523*	*324.996*	*345.751*	*367.877*	*391.466*	*416.619*	*443.441*
Manutenção	*5.148*	*21.689*	*22.728*	*23.749*	*25.267*	*26.886*	*28.611*	*30.451*	*32.412*	*34.505*	*36.736*
Vendas	*20.826*	*91.128*	*105.431*	*105.572*	*111.984*	*118.798*	*126.039*	*133.735*	*141.915*	*150.611*	*159.857*
Aluguel	*21.761*	*92.402*	*98.626*	*104.802*	*111.382*	*118.389*	*125.852*	*133.802*	*142.270*	*151.293*	*160.906*
Depreciação	8.650	35.580	36.659	37.769	38.912	40.091	41.305	42.556	43.844	45.172	46.540
Total	199.287	842.625	906.985	958.121	1.017.548	1.080.828	1.148.220	1.220.001	1.296.467	1.377.934	1.464.742
% sobre a Receita Líquida	*22,0%*	*21,8%*	*22,0%*	*21,9%*	*21,9%*	*21,9%*	*21,8%*	*21,8%*	*21,8%*	*21,8%*	*21,8%*

As premissas de projeção foram as seguintes:

- **Depreciação:** projetadas tomando-se como base o ativo imobilizado na Data-Base, bem como os novos investimentos. A taxa média de depreciação foi projetada em aproximadamente 3,5% ao ano;
- **Despesas Administrativas e de Vendas:** Projetadas de acordo com o histórico recente de despesas em relação ao percentual da Receita Líquida.

Despesas Operacionais
702
790
622
203
843
907
958
1.018
1.081
1.148
1.220
1.296
1.378
1.465
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Histórico
Projetado

28

Seção III - Sendas
EBITDA

EBITDA

			Histórico	*Projetado*										
Demonstração de Resultados (R$ 000)	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita Líquida	3.249.428	3.500.054	2.719.904	906.635	3.856.712	4.117.209	4.375.977	4.651.565	4.945.101	5.257.790	5.590.922	5.945.875	6.324.122	6.727.239
Lucro Bruto	878.403	944.237	739.315	246.438	1.030.225	1.119.658	1.190.901	1.266.117	1.346.243	1.431.610	1.522.571	1.619.504	1.722.812	1.832.929
Despesas operacionais	656.253	752.029	581.764	193.921	807.045	870.326	920.352	978.635	1.040.737	1.106.915	1.177.445	1.252.622	1.332.762	1.418.202
EBITDA	222.150	192.208	157.551	52.517	223.180	249.331	270.549	287.482	305.506	324.695	345.126	366.881	390.050	414.726
% Receita Líquida	*6,8%*	*5,5%*	*5,8%*	*5,8%*	*5,8%*	*6,1%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*

EBITDA (R$ Milhões)
6,8%
5,5%
5,8%
5,8%
6,1%
6,2%
6,2%
6,2%
6,2%
6,2%
6,2%
6,2%
6,2%
222
192
53
158
223
249
271
287
306
325
345
367
390
415
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
EBITDA
% sobre receita líquida

29

Seção III - Sendas

Demonstração dos Resultados do Exercício

Demonstração dos Resultados do Exercício

	Histórico	Projetado										
Demonstração de Resultados (R$ mil)	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita bruta	3.089.872	1.029.957	4.398.244	4.695.318	4.990.421	5.304.705	5.639.457	5.996.053	6.375.961	6.780.753	7.212.111	7.671.831
Deduções sobre receita	(369.968)	(123.323)	(541.533)	(578.110)	(614.444)	(653.140)	(694.357)	(738.262)	(785.038)	(834.878)	(887.989)	(944.592)
Receita líquida	2.719.904	906.635	3.856.712	4.117.209	4.375.977	4.651.565	4.945.101	5.257.790	5.590.922	5.945.875	6.324.122	6.727.239
Custos	(1.980.589)	(660.196)	(2.826.486)	(2.997.551)	(3.185.076)	(3.385.448)	(3.598.858)	(3.826.181)	(4.068.351)	(4.326.371)	(4.601.310)	(4.894.311)
Lucro bruto	739.315	246.438	1.030.225	1.119.658	1.190.901	1.266.117	1.346.243	1.431.610	1.522.571	1.619.504	1.722.812	1.832.929
Margem bruta	*27,2%*	*27,2%*	*26,7%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*
Despesas	(622.290)	(202.571)	(842.625)	(906.985)	(958.121)	(1.017.548)	(1.080.828)	(1.148.220)	(1.220.001)	(1.296.467)	(1.377.934)	(1.464.742)
EBIT	117.025	43.867	187.600	212.673	232.780	248.569	265.415	283.390	302.570	323.037	344.878	368.186
Margem EBIT	*4,3%*	*4,8%*	*4,9%*	*5,2%*	*5,3%*	*5,3%*	*5,4%*	*5,4%*	*5,4%*	*5,4%*	*5,5%*	*5,5%*
Receitas (despesas) não operacionais	(784)	-	-	-	-	-	-	-	-	-	-	-
Lucro antes das despesas financeiras	116.241	43.867	187.600	212.673	232.780	248.569	265.415	283.390	302.570	323.037	344.878	368.186
Receitas financeiras	6.096	271	4.661	5.969	5.752	5.841	5.855	5.772	6.158	6.570	7.009	6.469
LAIR	122.337	44.139	192.261	218.642	238.532	254.410	271.270	289.163	308.729	329.607	351.887	374.655
IR & CS	(40.990)	(10.499)	(45.734)	(52.013)	(56.747)	(60.526)	(64.538)	(68.797)	(73.453)	(78.422)	(83.725)	(127.359)
Lucro líquido	81.347	33.640	146.527	166.629	181.785	193.884	206.732	220.366	235.275	251.184	268.162	247.296
Margem líquida	*3,0%*	*3,7%*	*3,8%*	*4,0%*	*4,2%*	*4,2%*	*4,2%*	*4,2%*	*4,2%*	*4,2%*	*4,2%*	*3,7%*
EBITDA	157.551	52.517	223.180	249.331	270.549	287.482	305.506	324.695	345.126	366.881	390.050	414.726
Margem EBITDA	*5,8%*	*5,8%*	*5,8%*	*6,1%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*	*6,2%*

30

Seção III - Sendas

Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

Balanço Patrimonial na data-base de 30-set-12
R$ mil

Ativos	Saldo contábil	Ajustes	Saldo ajustado	
Caixa e aplicações	759.863	(759.863)	-	[6]
Contas a receber	41.258	-	41.258	
Estoques	304.140	-	304.140	
Impostos a recuperar	28.667	(28.667)	-	[4]
Dividendos a receber	-	-	-	
Outras contas a receber	83.181	-	83.181	
Ativo circulante	**1.217.108**	**(788.529)**	**428.579**	
Impostos diferidos ativos	261.979	(261.979)	-	[7]
Depósitos judiciais	181.348	(181.348)	-	[1]
Impostos a recuperar	1.339	(1.339)	-	[4]
Partes relacionadas	1.969.730	(1.969.730)	-	[2]
Outras contas a receber	1.957	-	1.957	
Investimentos	19.881	(19.881)	-	[3]
Imobilizado	544.997	-	544.997	
Intangíveis	180.216	-	180.216	
Ativo não circulante	**3.161.447**	**(2.434.277)**	**727.170**	
Total do ativo	**4.378.555**	**(3.222.806)**	**1.155.749**	

Passivos	Saldo contábil	Ajustes	Saldo ajustado	
Fornecedores	302.989	-	302.989	
Empréstimos e financiamentos	238	(238)	-	[5]
Adiantamentos de clientes	-	-	-	
Partes relacionadas	3.364.798	(3.364.798)	-	[2]
Salários e encargos	50.493	-	50.493	
Impostos a pagar	9.460	-	9.460	
Dividendos a pagar	-	-	-	
Outras contas a pagar	43.618	-	43.618	
Passivo circulante	**3.771.596**	**(3.365.036)**	**406.560**	
Empréstimos e financiamentos	6.137	(6.137)	-	[5]
Provisões para contingências	54.868	(54.868)	-	[1]
Partes relacionadas	63.546	(63.546)	-	[2]
Impostos diferidos passivos	-	-	-	
Outras contas a pagar	201.416	(201.416)	-	[8]
Passivo não circulante	**325.966**	**(325.966)**	-	
Patrimônio líquido	**280.993**	**468.196**	**749.189**	
Total do passivo	**4.378.555**	**(3.222.806)**	**1.155.749**	

31

Seção III - Sendas
Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

O balanço de 30 de Setembro de 2012 foi utilizado como partida para as projeções. Para fins de projeção do balanço e capital de giro, efetuamos os ajustes ao patrimônio líquido ou reclassificações contábeis conforme quadro abaixo.

Ajustes ao Patrimônio Líquido	R$ 000	
Patrimônio Líquido contábil	280.993	
Provisões para contingências	54.868	[1]
Depósitos judiciais	(181.348)	[1]
Partes relacionadas	1.458.615	[2]
Investimentos	(19.881)	[3]
Impostos a recuperar	(30.006)	[4]
Empréstimos CP	6.137	[5]
Empréstimos LP	238	[5]
Caixa	(759.863)	[6]
Impostos diferidos ativos	(261.979)	[7]
Outras contas a pagar	201.416	[8]
Patrimônio Líquido ajustado	**749.189**	

Ativos e passivos não operacionais	R$ mil	
Provisões para contingências	(54.868)	[1]
Depósitos judiciais	181.348	[1]
Partes relacionadas	(1.229.846)	[2]
Outras contas a pagar	(201.416)	[8]
Impostos a recuperar	30.006	[4]
Dívida Líquida	753.488	[6-5]
Total	**(521.288)**	

1. Provisões para contingências e depósitos judiciais referem-se a saldos não operacionais, e portanto não foram considerados nas projeções. Posteriormente estes itens foram ajustados ao resultado da avaliação.
2. Os saldos entre partes relacionadas foram excluídos das projeções e tratados como itens não operacionais. Posteriormente, da parcela dos saldos de partes relacionadas que foi definida como parte do balanço de cisão, aqueles valores cuja contrapartida eram com CBD foram desconsiderados para a avaliação de Sendas, uma vez que estes valores serão eliminados mediante encontro de contas.
3. O valor do investimento em Xantocarpa não foi considerado nas projeções. Posteriormente, para o cálculo dos valores consolidados, o valor do investimento em Xantocarpa foi considerado pelo seu valor econômico.
4. O saldo foi tratado como não operacional. O saldo ativo foi posteriormente somado ao resultado da avaliação de Sendas, aumentando seu valor.
5. O endividamento foi ajustado ao resultado da avaliação.
6. Saldo de caixa foi ajustado ao resultado da avaliação.
7. O saldo de impostos diferidos ativos não foi projetado, já que não espera-se que a companhia gere créditos de impostos no curso normal de suas operações. O valor referente a prejuízos fiscais foi reduzido do cálculo de IR a pagar.
8. Valor não utilizado na projeção uma vez que trata-se de passivo não operacional, gerado pelo questionamento judicial sobre o IPTU aplicável a determinados imóveis no Rio de Janeiro. O valor de R$ 201 milhões foi utilizado como ajuste ao resultado da avaliação.

32

Seção III - Sendas
Investimentos

Investimentos

Os investimentos brutos em imobilizado compreendem basicamente a reposição da depreciação. Tal racional foi adotado para projeção uma vez que não é esperada a abertura de novas lojas.

A movimentação do permanente (ativo) pode ser observada abaixo.

Evolução do imobilizado (R$ 000)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Saldo inicial	725.213	716.563	711.430	706.082	700.573	694.897	689.049	683.024	676.816	670.421	663.832
CAPEX Líquido (*)	-	30.447	31.311	32.260	33.236	34.243	35.280	36.348	37.449	38.583	39.752
Depreciação e amortizações	(8.650)	(35.580)	(36.659)	(37.769)	(38.912)	(40.091)	(41.305)	(42.556)	(43.844)	(45.172)	(46.540)
Saldo final	716.563	711.430	706.082	700.573	694.897	689.049	683.024	676.816	670.421	663.832	657.043
CAPEX sobre Receita Líquida	0,0%	0,8%	0,8%	0,7%	0,7%	0,7%	0,7%	0,7%	0,6%	0,6%	0,6%

(*) CAPEX líquido de impostos – os impostos são ativados como créditos tributários, os quais são aproveitados no período de 48 meses.

33

Seção III - Sendas

Projeção do Balanço Patrimonial

Projeção do Ativo

			Histórico	Projetado									
Balanço Patrimonial (R$ 000)	**dez-10**	**dez-11**	**set-12**	**dez-12**	**dez-13**	**dez-14**	**dez-15**	**dez-16**	**dez-17**	**dez-18**	**dez-19**	**dez-20**	**dez-21**	**dez-22**

Balanço Patrimonial (R$ 000)	dez-10	dez-11	set-12	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
			Histórico	*Projetado*										
Contas a receber	50.879	60.492	41.258	45.776	48.869	52.170	55.449	58.941	62.661	66.623	70.844	75.342	80.135	85.243
Estoques	262.680	336.898	304.140	300.756	321.905	341.388	362.745	385.565	409.870	435.759	463.340	492.726	524.038	557.408
Outros Créditos	123.210	93.731	83.181	80.108	85.521	91.298	97.036	103.147	109.656	116.590	123.977	131.848	140.235	149.174
Outras Contas a Receber	8.658	7.869	1.957	2.223	2.374	2.534	2.693	2.863	3.043	3.236	3.441	3.659	3.892	4.140
Impostos diferidos ativos	-	-	-	-	4.152	7.383	9.677	11.004	11.336	11.679	12.033	12.397	12.772	13.159
Ativo circulante não-financeiro	**445.427**	**498.990**	**430.536**	**428.863**	**462.822**	**494.773**	**527.600**	**561.520**	**596.566**	**633.887**	**673.635**	**715.972**	**761.073**	**809.124**
Imobilizado	780.315	708.456	725.213	716.563	711.430	706.082	700.573	694.897	689.049	683.024	676.816	670.421	663.832	657.043
Ativo Permanente	**780.315**	**708.456**	**725.213**	**716.563**	**711.430**	**706.082**	**700.573**	**694.897**	**689.049**	**683.024**	**676.816**	**670.421**	**663.832**	**657.043**

As principais contas de ativo foram projetadas com base nos dias de giro verificados ao longo dos nove primeiros meses de 2012.

Os dias de giro utilizados foram:

Contas a Receber: 4 dias de giro da Receita Bruta

Estoques: 41 dias de giro do Custo Total

Outros Créditos: 7 dias de giro da Receita Bruta

Outras contas a Receber: 1 dia de giro da Receita Bruta

Impostos Diferidos Ativos são referentes a impostos sobre compra de imobilizado, cuja compensação é realizada em 48 meses.

34

Seção III - Sendas

Projeção do Balanço Patrimonial

Projeção do Passivo

			Histórico	Projetado										
Balanço Patrimonial (R$ 000)	dez-10	dez-11	set-12	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
Fornecedores	412.154	469.096	302.989	302.989	324.295	343.922	365.438	388.427	412.913	438.994	466.780	496.384	527.928	561.546
Salários e encargos	33.911	37.302	50.493	50.493	52.534	56.653	59.910	63.704	67.746	72.054	76.645	81.539	86.755	92.317
Impostos a pagar	22.349	35.970	9.460	9.592	10.530	11.241	11.948	12.700	13.501	14.355	15.265	16.234	17.266	18.367
Outras Contas a Pagar	248.457	312.485	43.618	43.618	45.382	48.940	51.753	55.031	58.523	62.244	66.210	70.437	74.944	79.748
Passivo circulante não-financeiro	716.871	854.853	406.560	406.692	432.741	460.757	489.048	519.861	552.683	587.647	624.899	664.593	706.894	751.978
IR a pagar	248	-	-	-	-	-	-	-	-	-	-	-	-	-
Outros passivos	248	-	-	-	-	-	-	-	-	-	-	-	-	-
Patrimônio líquido	508.622	352.593	749.189	738.735	741.511	740.098	739.125	736.556	732.932	729.263	725.552	721.799	718.011	714.189
Total do Passivo	1.225.741	1.207.445	1.155.749	1.145.427	1.174.252	1.200.855	1.228.173	1.256.417	1.285.615	1.316.911	1.350.451	1.386.393	1.424.905	1.466.168

Como as contas do ativo, as contas do passivo também foram projetadas tendo por base o histórico de 2012, conforme abaixo:

Fornecedores: 41 dias de giro do Custo Total

Salários: 23 dias de giro dos Gastos com Pessoal

Impostos a pagar: 7 dias de giro dos Impostos Sobre Vendas

Outras contas a pagar: 20 dias de giro dos Gastos Totais

Capital de Giro (R$ 000)	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
Ativo circulante não-financeiro	428.863	462.822	494.773	527.600	561.520	596.566	633.887	673.635	715.972	761.073	809.124
Passivo circulante não-financeiro	406.692	432.741	460.757	489.048	519.861	552.683	587.647	624.899	664.593	706.894	751.978
Capital de Giro	22.171	30.081	34.017	38.552	41.659	43.883	46.240	48.735	51.378	54.179	57.146
Variação no Capital de Giro	1.805	(7.909)	(3.936)	(4.535)	(3.107)	(2.224)	(2.357)	(2.496)	(2.643)	(2.800)	(2.967)

35

Seção III - Sendas

Fluxo de Caixa Projetado

Fluxo de caixa projetado

Fluxo de caixa (R$ 000)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Lucro antes das despesas financeiras	43.867	187.600	212.673	232.780	248.569	265.415	283.390	302.570	323.037	344.878	368.186
Depreciação	8.650	35.580	36.659	37.769	38.912	40.091	41.305	42.556	43.844	45.172	46.540
EBITDA	52.517	223.180	249.331	270.549	287.482	305.506	324.695	345.126	366.881	390.050	414.726
I.R. e C.S. pagos	(10.499)	(45.734)	(52.013)	(56.747)	(60.526)	(64.538)	(68.797)	(73.453)	(78.422)	(83.725)	(127.359)
Variação do capital de giro não financeiro	1.805	(7.909)	(3.936)	(4.535)	(3.107)	(2.224)	(2.357)	(2.496)	(2.643)	(2.800)	(2.967)
CAPEX	-	(30.447)	(31.311)	(32.260)	(33.236)	(34.243)	(35.280)	(36.348)	(37.449)	(38.583)	(39.752)
Fluxo de caixa operacional	**43.823**	**139.090**	**162.072**	**177.007**	**190.613**	**204.501**	**218.262**	**232.829**	**248.367**	**264.942**	**244.649**
Receitas financeiras líquidas	271	4.661	5.969	5.752	5.841	5.855	5.772	6.158	6.570	7.009	6.469
Fluxo de caixa líquido	**44.094**	**143.751**	**168.041**	**182.759**	**196.454**	**210.356**	**224.034**	**238.987**	**254.937**	**271.950**	**251.117**

Com base no fluxo de caixa projetado acima, foram apurados os valores abaixo demonstrados para a avaliação econômica do capital de Sendas. Estes valores não contemplam o investimento de Sendas em Xantocarpa.

	Taxas de desconto			
Resultados (R$ 000)	11,3%	11,8%	12,3%	
Valor presente dos fluxos de caixa	1.190.944	1.163.425	1.136.854	
Valor presente da perpetuidade	1.407.235	1.244.772	1.107.330	
Sub-total	**2.598.179**	**2.408.197**	**2.244.184**	
(+) Ativos/passivos não operacionais	(521.288)	(521.288)	(521.288)	(a)
Valor do capital	**2.076.891**	**1.886.909**	**1.722.896**	

(a) Conforme descritas na página 32

36

Seção III - Sendas
Parcela Cindida de Sendas

PREMISSAS E RESULTADOS PARA PARCELA CINDIDA SENDAS

A parcela cindida de Sendas inclui a operação de 6 lojas (lojas 1629, 1635, 1685, 1823, 1829 e 1833) e determinados ativos e passivos, definidos pela Administração, conforme o balanço de cisão demonstrado abaixo.

Balanço Patrimonial na data-base de 30-set-12
R$ mil

Ativos	Saldo contábil	Ajustes	Saldo ajustado
Caixa e aplicações	250.500	(250.500)	-
Contas a receber	1.908	-	1.908
Estoques	8.726	-	8.726
Impostos a recuperar	-	-	-
Dividendos a receber	-	-	-
Outras contas a receber	413	-	413
Ativo circulante	**261.546**	**(250.500)**	**11.046**
Impostos diferidos ativos	-	-	-
Depósitos judiciais	8.496	(8.496)	-
Impostos a recuperar	-	-	-
Partes relacionadas	-	-	-
Outras contas a receber	-	-	-
Investimentos	-	-	-
Imobilizado	34.659	-	34.659
Intangíveis	-	-	-
Ativo não circulante	**43.155**	**(8.496)**	**34.659**
Total do ativo	**304.701**	**(258.996)**	**45.705**

Passivos	Saldo contábil	Ajustes	Saldo ajustado
Fornecedores	3.419	-	3.419
Empréstimos e financiamentos	-	-	-
Adiantamentos de clientes	-	-	-
Partes relacionadas	229.427	(229.427)	-
Salários e encargos	2.283	-	2.283
Impostos a pagar	514	-	514
Dividendos a pagar	-	-	-
Outras contas a pagar	1.184	-	1.184
Passivo circulante	**236.827**	**(229.427)**	**7.399**
Empréstimos e financiamentos	-	-	-
Provisões para contingências	1.931	(1.931)	-
Partes relacionadas	63.546	(63.546)	-
Impostos diferidos passivos	-	-	-
Outras contas a pagar	1.893	(1.893)	-
Passivo não circulante	**67.371**	**(67.371)**	-
Patrimônio líquido	**504**	**37.802**	**38.306**
Total do passivo	**304.701**	**(258.996)**	**45.705**

37

Seção III - Sendas
Parcela Cindida de Sendas

Demonstração dos Resultados da Parcela Cindida de Sendas

Os resultados projetados para a Parcela Cindida referem-se unicamente aos resultados esperados para as 6 lojas (lojas 1629, 1635, 1685, 1823, 1829 e 1833) definidas como parte da cisão, conforme projetado na avaliação das operações de Sendas controladora.

	Histórico	Projetado										
Demonstração de Resultados (R$ mil)	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita bruta	223.711	74.570	318.439	339.948	361.314	384.068	408.305	434.123	461.629	490.936	522.167	555.452
Deduções sobre receita	(27.544)	(9.181)	(39.208)	(41.856)	(44.487)	(47.288)	(50.272)	(53.451)	(56.838)	(60.446)	(64.292)	(68.390)
Receita líquida	196.167	65.389	279.232	298.092	316.827	336.780	358.032	380.672	404.791	430.490	457.876	487.062
Custos	(139.326)	(46.442)	(204.642)	(217.027)	(230.604)	(245.111)	(260.563)	(277.021)	(294.555)	(313.236)	(333.141)	(354.355)
Lucro bruto	56.840	18.947	74.590	81.065	86.223	91.669	97.470	103.651	110.236	117.254	124.734	132.707
Margem bruta	*29,0%*	*29,0%*	*26,7%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*	*27,2%*
Despesas	(39.026)	(12.542)	(57.606)	(62.028)	(65.538)	(69.619)	(73.965)	(78.594)	(83.525)	(88.779)	(94.377)	(100.343)
EBIT	17.815	6.405	16.984	19.037	20.685	22.050	23.505	25.056	26.711	28.475	30.357	32.364
Margem EBIT	*9,1%*	*9,8%*	*6,1%*	*6,4%*	*6,5%*	*6,5%*	*6,6%*	*6,6%*	*6,6%*	*6,6%*	*6,6%*	*6,6%*
Receitas (despesas) não operacionais	(2)	-	-	-	-	-	-	-	-	-	-	-
Lucro antes das despesas financeiras	17.813	6.405	16.984	19.037	20.685	22.050	23.505	25.056	26.711	28.475	30.357	32.364
Receitas financeiras	246	-	290	388	372	375	374	369	393	418	446	475
LAIR	18.060	6.405	17.275	19.426	21.057	22.425	23.879	25.425	27.103	28.893	30.803	32.839
IR & CS	-	(2.172)	(5.849)	(6.581)	(7.135)	(7.600)	(8.095)	(8.620)	(9.191)	(9.800)	(10.449)	(11.141)
Lucro líquido	18.060	4.233	11.425	12.845	13.922	14.824	15.784	16.804	17.912	19.094	20.354	21.698
Margem líquida	*9,2%*	*6,5%*	*4,1%*	*4,3%*	*4,4%*	*4,4%*	*4,4%*	*4,4%*	*4,4%*	*4,4%*	*4,4%*	*4,5%*
EBITDA	20.653	6.884	18.957	21.069	22.779	24.207	25.727	27.346	29.070	30.906	32.861	34.944
Margem EBITDA	*10,5%*	*10,5%*	*6,8%*	*7,1%*	*7,2%*	*7,2%*	*7,2%*	*7,2%*	*7,2%*	*7,2%*	*7,2%*	*7,2%*

38

Seção III - Sendas
Parcela Cindida de Sendas

Fluxo de Caixa da Parcela Cindida de Sendas

Fluxo de caixa (R$ 000)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Lucro antes das despesas financeiras	6.405	16.984	19.037	20.685	22.050	23.505	25.056	26.711	28.475	30.357	32.364
Depreciação	479	1.972	2.032	2.094	2.157	2.222	2.290	2.359	2.431	2.504	2.580
EBITDA	**6.884**	**18.957**	**21.069**	**22.779**	**24.207**	**25.727**	**27.346**	**29.070**	**30.906**	**32.861**	**34.944**
I.R. e C.S. pagos	(2.172)	(5.849)	(6.581)	(7.135)	(7.600)	(8.095)	(8.620)	(9.191)	(9.800)	(10.449)	(11.141)
Variação do capital de giro não financeiro	(13.391)	(1.689)	(1.248)	(1.374)	(1.381)	(1.411)	(1.502)	(1.600)	(1.703)	(1.814)	(1.933)
CAPEX	-	(1.688)	(1.736)	(1.788)	(1.842)	(1.898)	(1.956)	(2.015)	(2.076)	(2.139)	(2.204)
Fluxo de caixa operacional	**(8.678)**	**9.731**	**11.505**	**12.481**	**13.383**	**14.323**	**15.268**	**16.264**	**17.327**	**18.459**	**19.667**
Receitas financeiras líquidas	-	290	388	372	375	374	369	393	418	446	475
Fluxo de caixa líquido	**(8.678)**	**10.021**	**11.894**	**12.853**	**13.758**	**14.698**	**15.636**	**16.657**	**17.745**	**18.905**	**20.141**

39

Seção III - Sendas
Parcela Cindida de Sendas

Resultados

Abaixo o resultado da avaliação econômica da Parcela Cindida de Sendas.

	Taxas de desconto		
Resultados (R$ 000)	11,3%	11,8%	12,3%
Valor presente dos fluxos de caixa	72.719	70.771	68.891
Valor presente da perpetuidade	112.870	99.839	88.815
Sub-total	**185.588**	**170.610**	**157.706**
(+) Ativos/passivos não operacionais	190.967	190.967	190.967
Valor do capital	**376.555**	**361.577**	**348.673**

40

Seção IV - Xantocarpa

Receita Bruta

Receita Bruta

Xantocarpa atua no setor de "atacarejo", setor com características de vendas em grande quantidade tanto para o consumidor final, quanto para clientes corporativos. Os resultados da companhia são oriundos das onze lojas da bandeira Assaí localizadas no Estado do Rio de Janeiro.

A projeção de vendas da companhia tem por base o histórico até setembro de 2012, e considera o crescimento estimado pela Administração, do último trimestre de 2012 até 2022.

As premissas da Administração consideram que as lojas de Xantocarpa apresentarão crescimento acumulado anual (CAGR) de 6,3%, no período de projeção, conforme demonstrado a seguir:

Receita Bruta (R$ Milhões)

CAGR: 6,30%
537
730
569
190
818
890
967
1.041
1.110
1.171
1.224
1.279
1.337
1397
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

			Histórico	*Projetado*										
R$ milhões	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita Bruta Mesmas Lojas	537	730	569	190	818	890	967	1.041	1.110	1.171	1.224	1.279	1.337	1.397
Crescimento Mesmas Lojas	-	-	-		7,9%	8,7%	8,7%	7,7%	6,6%	5,6%	4,5%	4,5%	4,5%	4,5%
Receita Bruta Total	**537**	**730**	**569**	**190**	**818**	**890**	**967**	**1.041**	**1.110**	**1.171**	**1.224**	**1.279**	**1.337**	**1.397**

42

Seção IV - Xantocarpa

Receita Líquida e Deduções da Receita Bruta

Receita Liquida e Deduções da Receita Bruta

As deduções e impostos sobre as vendas (PIS, Cofins e ICMS) foram projetados de forma consolidada e com base na alíquota histórica média dos últimos 3 exercícios – de 2010 à setembro de 2012, conforme demonstrados nos quadros abaixo:

R$ milhões	2010	2011	2012
Receita Bruta	537	730	569
Impostos	(74)	(90)	(67)
Alíquota	13,7%	12,4%	11,7%
Média		**12,6%**	

Receita Líquida vs. Dedução

Histórico
Projetado
74
463
90
639
67
502
22
167
103
715
112
778
122
845
131
910
140
970
148
1.024
154
1.070
161
1.118
169
1.168
176
1.221
2010 2011 2012 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Receita Líquida
Impostos

O quadro abaixo demonstra a projeção dos impostos sobre vendas e respectiva Receita Líquida:

			Histórico	*Projetado*										
Em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita bruta	536.562	729.577	568.911	189.637	818.474	889.681	967.083	1.041.065	1.109.775	1.171.368	1.224.080	1.279.163	1.336.725	1.396.878
Deduções sobre receita	(73.614)	(90.405)	(66.652)	(22.217)	(103.201)	(112.179)	(121.939)	(131.267)	(139.931)	(147.697)	(154.343)	(161.288)	(168.546)	(176.131)
Receita líquida	462.948	639.171	502.259	167.420	715.273	777.502	845.145	909.798	969.845	1.023.671	1.069.737	1.117.875	1.168.179	1.220.747
Deduções sobre Receita Bruta (%)	13,7%	12,4%	11,7%	11,7%	12,6%	12,6%	12,6%	12,6%	12,6%	12,6%	12,6%	12,6%	12,6%	12,6%

43

Seção IV - Xantocarpa
Lucro Bruto e Custos

Lucro Bruto e Custos

O lucro bruto foi calculado com base nas projeções da margem bruta (lucro bruto sobre a receita líquida) fornecidas pela Administração.

O custo manteve-se proporcional ao crescimento do lucro bruto e da receita líquida durante o período de projeção.

Receita Líquida vs Custos (R$ Bilhões)

0,5 0,4 0,6 0,6 0,5 0,4 0,2 0,1 0,7 0,6 0,8 0,7 0,8 0,7 0,9 0,8 1,0 0,8 1,0 0,9 1,1 0,9 1,1 1,0 1,2 1,0 1,2 1,1
2010 2011 2012 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Receita líquida
Custos

Lucro Bruto e Margem (R$ Milhões)

13,1% 13,5% 14,0% 14,2% 14,0% 13,8% 13,8% 13,8% 13,7% 13,7% 13,7% 13,7% 13,7% 13,6%
60 86 70 24 100 107 116 125 133 141 147 153 160 167
2010 2011 2012 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Lucro Bruto
Margem Bruta

			Histórico	*Projetado*										
Em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita líquida	462.948	639.171	502.259	167.420	715.273	777.502	845.145	909.798	969.845	1.023.671	1.069.737	1.117.875	1.168.179	1.220.747
Custos	(402.502)	(553.135)	(431.995)	(143.606)	(615.436)	(670.542)	(728.869)	(784.663)	(836.541)	(883.125)	(923.099)	(964.872)	(1.008.524)	(1.054.126)
Lucro bruto	60.446	86.036	70.264	23.814	99.837	106.960	116.276	125.135	133.304	140.546	146.637	153.003	159.655	166.621
Margem bruta	13,1%	13,5%	14,0%	14,2%	14,0%	13,8%	13,8%	13,8%	13,7%	13,7%	13,7%	13,7%	13,7%	13,6%

44

Seção IV - Xantocarpa
Despesas Operacionais

Despesas Operacionais

O quadro abaixo demonstra a projeção das despesas operacionais:

			Histórico	Projetado										
R$ milhões	**2010**	**2011**	**2012**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Despesas com vendas	64	81	63	21	78	85	92	99	105	111	116	122	127	133
Depreciação	3	6	5	1	5	6	6	7	7	8	8	9	10	10
Despesas administrativas	-	-	-	-	9	8	7	7	8	8	9	9	9	10
Despesas Gerais	**67**	**87**	**68**	**22**	**92**	**98**	**105**	**113**	**121**	**127**	**133**	**140**	**146**	**153**
% Receita Líquida	*14,5%*	*13,6%*	*13,6%*	*13,3%*	*12,9%*	*12,6%*	*12,4%*	*12,4%*	*12,4%*	*12,4%*	*12,5%*	*12,5%*	*12,5%*	*12,5%*

As premissas de projeção foram as seguintes:

- **Depreciação:** projetadas tomando-se como base o ativo imobilizado na Data-Base, bem como os novos investimentos. A taxa média de depreciação foi projetada em aproximadamente 5,5% ao ano.
- **Administrativas:** projetada a partir das premissas da Administração, a partir de 2013, quando foi definido como um percentual de 1,10% sobre o faturamento bruto. Este percentual foi reduzido para 0,9% em 2014 e 0,7% entre 2015 e 2022.
- **Vendas:** projetada a partir da receita bruta, assumindo um percentual de 9,5% do faturamento, durante todos os períodos.

45

Seção IV - Xantocarpa
EBITDA

EBITDA

			Histórico	*Projetado*										
Em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita Líquida	462.948	639.171	502.259	167.420	715.273	777.502	845.145	909.798	969.845	1.023.671	1.069.737	1.117.875	1.168.179	1.220.747
Lucro Bruto	60.446	86.036	70.264	23.814	99.837	106.960	116.276	125.135	133.304	140.546	146.637	153.003	159.655	166.621
Despesas Operacionais	(63.558)	(81.033)	(63.218)	(21.073)	(86.758)	(92.527)	(98.642)	(106.189)	(113.197)	(119.480)	(124.856)	(130.475)	(136.346)	(142.482)
EBITDA	239	10.601	11.957	3.986	18.387	20.211	23.903	25.732	27.430	28.953	30.256	31.617	33.040	34.527
% Margem EBITDA	*0,1%*	*1,7%*	*2,4%*	*2,4%*	*2,6%*	*2,6%*	*2,8%*	*2,8%*	*2,8%*	*2,8%*	*2,8%*	*2,8%*	*2,8%*	*2,8%*

EBITDA e Margem (R$ Milhões)

0,1%
1,7%
2,4%
2,4%
2,6%
2,6%
2,8%
2,8%
2,8%
2,8%
2,8%
2,8%
2,8%
2,8%
0,24
10,60
11,96
3,99
18,39
20,21
23,90
25,73
27,43
28,95
30,26
31,62
33,04
34,53
2010
2011
2012
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
EBITDA
margem %

46

Seção IV - Xantocarpa

Demonstração dos Resultados do Exercício

DRE Projetada

	Histórico			Projetado										
Demonstração de Resultados (R$ 000)	**2010**	**2011**	**2012**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Receita bruta	536.562	729.577	568.911	189.637	818.474	889.681	967.083	1.041.065	1.109.775	1.171.368	1.224.080	1.279.163	1.336.725	1.396.878
Deduções sobre receita	(73.614)	(90.405)	(66.652)	(22.217)	(103.201)	(112.179)	(121.939)	(131.267)	(139.931)	(147.697)	(154.343)	(161.288)	(168.546)	(176.131)
Receita líquida	462.948	639.171	502.259	167.420	715.273	777.502	845.145	909.798	969.845	1.023.671	1.069.737	1.117.875	1.168.179	1.220.747
Custos	(402.502)	(553.135)	(431.995)	(143.606)	(615.436)	(670.542)	(728.869)	(784.663)	(836.541)	(883.125)	(923.099)	(964.872)	(1.008.524)	(1.054.126)
Lucro bruto	60.446	86.036	70.264	23.814	99.837	106.960	116.276	125.135	133.304	140.546	146.637	153.003	159.655	166.621
Margem bruta	13,1%	13,5%	14,0%	14,2%	14,0%	13,8%	13,8%	13,8%	13,7%	13,7%	13,7%	13,7%	13,7%	13,6%
Despesas administrativas	(63.558)	(81.033)	(63.218)	(21.073)	(86.758)	(92.527)	(98.642)	(106.189)	(113.197)	(119.480)	(124.856)	(130.475)	(136.346)	(142.482)
Despesas comerciais	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBIT	(3.112)	5.003	7.046	2.741	13.079	14.433	17.633	18.947	20.106	21.066	21.781	22.528	23.309	24.140
Margem EBIT	-0,7%	0,8%	1,4%	1,6%	1,8%	1,9%	2,1%	2,1%	2,1%	2,1%	2,0%	2,0%	2,0%	2,0%
Receitas (despesas) não operacionais	134	-	-	-	-	-	-	-	-	-	-	-	-	-
Lucro antes das despesas financeiras	(2.978)	5.003	7.046	2.741	13.079	14.433	17.633	18.947	20.106	21.066	21.781	22.528	23.309	24.140
Receitas (despesas) financeiras	200	200	200	28	208	326	391	398	382	365	370	389	408	447
LAIR	(2.778)	5.203	7.246	2.769	13.287	14.759	18.024	19.344	20.488	21.431	22.151	22.917	23.718	24.587
IR & CS	-	-	-	(653)	(3.138)	(3.489)	(4.266)	(6.149)	(6.942)	(7.263)	(7.507)	(7.768)	(8.040)	(8.335)
Lucro líquido	(2.778)	5.203	7.246	2.116	10.149	11.270	13.758	13.195	13.546	14.168	14.644	15.149	15.678	16.251
Margem líquida	-0,6%	0,8%	1,4%	1,3%	1,4%	1,4%	1,6%	1,5%	1,4%	1,4%	1,4%	1,4%	1,3%	1,3%
EBITDA	239	10.801	11.957	3.986	18.387	20.211	23.903	25.732	27.430	28.858	30.268	31.617	33.040	34.627
Margem EBITDA	0,1%	1,7%	2,4%	2,4%	2,6%	2,6%	2,8%	2,8%	2,8%	2,8%	2,8%	2,8%	2,8%	2,8%

47

Seção IV - Xantocarpa
Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

Balanço Patrimonial na data-base de 30-set-12
R$ mil

Ativos	Saldo contábil	Ajustes	Saldo ajustado	
Caixa e aplicações	29.336	(29.336)	-	[4]
Contas a receber	4.731	-	4.731	
Estoques	63.568	-	63.568	
Impostos a recuperar	3.287	(3.287)	-	[3]
Outras contas a receber	6.123	-	6.123	
Ativo circulante	**107.045**	**(32.623)**	**74.422**	
Impostos diferidos ativos	6.449	(6.449)	-	[5]
Depósitos judiciais	986	(986)	-	[1]
Partes relacionadas	30.578	(30.578)	-	[2]
Imobilizado	77.952	-	77.952	
Intangíveis	10.000	-	10.000	
Ativo não circulante	**125.965**	**(38.013)**	**87.952**	
Total do ativo	**233.010**	**(70.636)**	**162.374**	

Passivos	Saldo contábil	Ajustes	Saldo ajustado	
Fornecedores	71.593	-	71.593	
Partes relacionadas	120.079	(120.079)	-	[2]
Salários e encargos	3.672	-	3.672	
Impostos a pagar	2.089	-	2.089	
Outras contas a pagar	3.414	-	3.414	
Passivo circulante	**200.846**	**(120.079)**	**80.767**	
Provisões para contingências	1.780	(1.780)	-	[1]
Outras contas a pagar	10.504	-	10.504	
Passivo não circulante	**12.284**	**(1.780)**	**10.504**	
Patrimônio líquido	**19.881**	**51.222**	**71.103**	
Total do passivo	**233.010**	**(70.636)**	**162.374**	

48

Seção IV - Xantocarpa
Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

O balanço de 30 de setembro de 2012 foi utilizado como partida para as projeções. Para fins de projeção do balanço e capital de giro, efetuamos os ajustes ao patrimônio líquido ou reclassificações contábeis conforme quadro abaixo.

Ajustes ao Patrimônio Líquido	R$ 000	
Patrimônio Líquido contábil	19.881	
Provisões para contingências	1.780	[1]
Depósitos judiciais	(986)	[1]
Partes relacionadas	89.501	[2]
Impostos a recuperar	(3.287)	[3]
Caixa	(29.336)	[4]
Impostos diferidos ativos	(6.449)	[5]
Patrimônio Líquido ajustado	**71.103**	

Ativos e passivos não operacionais	R$ 000	
Provisões para contingências	(1.780)	[1]
Depósitos judiciais	986	[1]
Partes relacionadas	(89.501)	[2]
Impostos a recuperar	3.287	[3]
Dívida Líquida	29.336	[4]
Total	**(57.671)**	

1. Provisões para contingências e depósitos judiciais referem-se a saldos não operacionais, e portanto não foram considerados nas projeções. Posteriormente estes itens foram ajustados ao resultado da avaliação.
2. Os saldos entre partes relacionadas foram excluídos das projeções e tratados como itens não operacionais.
3. O saldo foi tratado como não operacional. O saldo ativo foi posteriormente somado ao resultado da avaliação.
4. Saldo de caixa foi ajustado ao resultado da avaliação.
6. O saldo de impostos diferidos ativos não foi projetado, já que não espera-se que a companhia gere créditos de impostos no curso normal de suas operações. O valor referente a prejuízos fiscais foi reduzido do cálculo de IR a pagar.

49

Seção IV - Xantocarpa

Investimentos

Investimentos

Os investimentos brutos em imobilizado compreendem basicamente a reposição da depreciação. Tal racional foi adotado para projeção uma vez que não é esperada a abertura de novas lojas.

A movimentação do Ativo Permanente pode ser observada abaixo:

Evolução do imobilizado (R$ 000)	3M 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Saldo inicial	87.952	86.708	89.699	92.636	95.489	98.237	100.877	103.402	105.808	108.089	110.239
CAPEX	-	8.299	8.714	9.124	9.534	9.963	10.412	10.880	11.370	11.881	11.881
Depreciação e amortizações	(1.244)	(5.308)	(5.778)	(6.270)	(6.786)	(7.324)	(7.887)	(8.474)	(9.089)	(9.731)	(10.387)
Saldo final	86.708	89.699	92.636	95.489	98.237	100.877	103.402	105.808	108.089	110.239	111.734
CAPEX sobre Receita Líquida	0,0%	1,2%	1,1%	1,1%	1,0%	1,0%	1,0%	1,0%	1,0%	1,0%	1,0%

(*) CAPEX líquido de impostos – os impostos são ativados como créditos tributários, os quais são aproveitados no período de 48 meses.

50

Seção IV - Xantocarpa

Balanço Patrimonial Projetado

Projeção do Ativo

			Histórico	*Projetado*										
Balanço Patrimonial (R$ 000)	**dez-10**	**dez-11**	**set-12**	**dez-12**	**dez-13**	**dez-14**	**dez-15**	**dez-16**	**dez-17**	**dez-18**	**dez-19**	**dez-20**	**dez-21**	**dez-22**
Contas a receber	5.074	9.400	4.731	4.731	5.105	5.549	6.031	6.493	6.921	7.305	7.634	7.978	8.337	8.712
Estoques	53.899	58.956	63.568	63.394	67.921	74.002	80.439	86.597	92.322	97.463	101.875	106.485	111.302	116.335
Outros Créditos	4.703	5.033	6.123	6.123	6.607	7.182	7.806	8.404	8.958	9.455	9.881	10.325	10.790	11.276
Impostos diferidos ativos	-	-	-	-	1.132	2.037	2.701	3.110	3.253	3.400	3.553	3.713	3.880	3.981
Ativo circulante não-financeiro	**63.676**	**73.389**	**74.422**	**74.248**	**80.764**	**88.769**	**96.978**	**104.603**	**111.454**	**117.624**	**122.943**	**128.501**	**134.309**	**140.304**
Imobilizado	80.577	89.005	87.952	86.708	89.699	92.636	95.489	98.237	100.877	103.402	105.808	108.089	110.239	111.734
Ativo Permanente	**80.577**	**89.005**	**87.952**	**86.708**	**89.699**	**92.636**	**95.489**	**98.237**	**100.877**	**103.402**	**105.808**	**108.089**	**110.239**	**111.734**
Total do Ativo	**144.253**	**162.394**	**162.374**	**160.956**	**170.463**	**181.405**	**192.467**	**202.841**	**212.331**	**221.026**	**228.750**	**236.589**	**244.548**	**252.038**

As principais contas de ativo foram projetadas com base nos dias de giro verificados ao longo dos nove primeiros meses de 2012.

Os dias de giro utilizados foram:

Contas a Receber: 2 dias de giro da Receita Bruta

Estoques: 40 dias de giro do Custo Total

Outros Créditos: 3 dias de giro da Receita Bruta

Outras contas a receber: 1 dia de giro da Receita Bruta

51

Seção IV - Xantocarpa
Balanço Patrimonial Projetado

Projeção do Passivo

			Histórico	Projetado										
Balanço Patrimonial (R$ 000)	dez-10	dez-11	set-12	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
Fornecedores	68.073	74.318	71.593	71.398	76.495	83.345	90.594	97.529	103.978	109.768	114.736	119.928	125.354	131.022
Salários e encargos	1.984	2.471	3.672	3.819	3.931	4.192	4.469	4.811	5.129	5.414	5.657	5.912	6.178	6.456
Impostos a pagar	1.089	3.515	2.089	2.089	2.426	2.637	2.866	3.085	3.289	3.471	3.628	3.791	3.961	4.140
Outras Contas a Pagar	4.358	11.588	13.918	14.477	14.901	15.892	16.942	18.238	19.442	20.521	21.445	22.410	23.418	24.472
Passivo circulante não-financeiro	75.504	91.891	91.271	91.783	97.753	106.066	114.872	123.664	131.838	139.174	145.466	152.041	158.911	166.090
Patrimônio líquido	68.749	70.503	71.103	69.173	72.710	75.339	77.595	79.176	80.494	81.852	83.285	84.549	85.637	85.948
Total do Passivo	144.253	162.394	162.374	160.956	170.463	181.405	192.467	202.841	212.331	221.026	228.750	236.589	244.548	252.038

Assim como as contas do ativo, as contas do passivo também foram projetadas tendo por base o histórico de 2012, conforme abaixo:
Fornecedores: 45 dias de giro do Custo Total
Salários: 16 dias de giro da Despesa com Pessoal
Impostos a pagar: 8 dias de giro de Impostos Sobre Vendas

Capital de Giro (R$ 000)	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
Ativo circulante não-financeiro	74.248	80.764	88.769	96.978	104.603	111.454	117.624	122.943	128.501	134.309	140.304
Passivo circulante não-financeiro	91.783	97.753	106.066	114.872	123.664	131.838	139.174	145.466	152.041	158.911	166.090
Capital de Giro	(17.535)	(16.990)	(17.296)	(17.894)	(19.061)	(20.383)	(21.550)	(22.523)	(23.540)	(24.602)	(25.785)
Variação no Capital de Giro	685	(545)	307	598	1.167	1.322	1.167	973	1.017	1.063	1.183

52

Seção IV - Xantocarpa
Fluxo de Caixa Projetado

Fluxo de caixa projetado

Fluxo de caixa (R$ 000)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Lucro antes das despesas financeiras	2.741	13.079	14.433	17.633	18.947	20.106	21.066	21.781	22.528	23.309	24.140
Depreciação	1.244	5.308	5.778	6.270	6.786	7.324	7.887	8.474	9.089	9.731	10.387
EBITDA	**3.986**	**18.387**	**20.211**	**23.903**	**25.732**	**27.430**	**28.953**	**30.256**	**31.617**	**33.040**	**34.527**
I.R. e C.S. pagos	(653)	(3.138)	(3.489)	(4.266)	(6.149)	(6.942)	(7.263)	(7.507)	(7.768)	(8.040)	(8.335)
Variação do capital de giro não financeiro	685	(545)	307	598	1.167	1.322	1.167	973	1.017	1.063	1.183
CAPEX	-	(8.299)	(8.714)	(9.124)	(9.534)	(9.963)	(10.412)	(10.880)	(11.370)	(11.881)	(11.881)
Fluxo de caixa operacional	**4.018**	**6.404**	**8.315**	**11.112**	**11.216**	**11.847**	**12.446**	**12.841**	**13.496**	**14.181**	**15.493**
Despesas financeiras líquidas	28	208	326	391	398	382	365	370	389	408	447
Fluxo de caixa líquido	**4.046**	**6.612**	**8.641**	**11.503**	**11.613**	**12.229**	**12.810**	**13.211**	**13.885**	**14.590**	**15.940**

Com base no fluxo de caixa projetado acima, os valores para a totalidade do capital de Xantocarpa:

	Taxas de desconto			
Resultados (R$ 000)	11,3%	11,8%	12,3%	
Valor presente dos fluxos de caixa	68.190	66.621	65.105	
Valor presente da perpetuidade	89.325	79.012	70.288	
Sub-total	**157.515**	**145.633**	**135.393**	
(+) Ativos/passivos não operacionais	(57.671)	(57.671)	(57.671)	(b)
Valor do capital	**99.844**	**87.962**	**77.722**	

(b) Conforme demonstrado na página 49.

53

a

Seção V - Barcelona

Receita Bruta

Receita Bruta

Barcelona atua no “atacarejo”, com a modalidade de comércio de autosserviço com características de vendas em grande quantidade tanto para o consumidor final, quanto para clientes corporativos.

A receita bruta foi projetada, considerando as seguintes premissas: (i) crescimento nominal de vendas de mesmas lojas; e (ii) cronograma de abertura de novas lojas.

Para a projeção de receita das lojas já existentes, foram consideradas premissas de crescimento nominal de mesmas lojas, indicadas na tabela abaixo.

Para projetar a receita de novas lojas foi considerado um faturamento médio anual por loja de R$ 101 milhões, que é ajustado pela inflação ao longo dos anos de projeção. Além disso, tomou-se como base o cronograma de novas lojas fornecido pela Administração, como apresentado no quadro abaixo.

Receita Bruta (R$ Milhões)

CAGR: 22,92%
2.705
3.531
2.965
988
5.578
8.084
10.726
13.703
17.017
19.533
22.220
25.061
28.036
31.122
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

			Histórico	*Projetado*										
Cronograma de abertura	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Novas Lojas Abertas	-	-	-	-	12	17	15	15	15	8	8	8	8	8
Mesmas Lojas	-	-	-	-	39	51	68	83	98	113	121	129	137	145
Lojas no Final do Periodo	-	-	-	-	51	68	83	98	113	121	129	137	145	153
Receita Bruta Novas Lojas	-	-	-	-	1.312	2.021	1.938	2.097	2.259	1.291	1.378	1.463	1.547	1.627
Receita Bruta Mesmas Lojas	2.705	3.531	2.965	988	4.265	6.063	8.787	11.605	14.758	18.242	20.842	23.598	26.490	29.494
Crescimento Mesmas Lojas	-	-	-	12,5%	7,9%	8,7%	8,7%	7,7%	6,7%	5,7%	4,7%	4,7%	4,7%	4,7%
Receita Bruta Total	2.705	3.531	2.965	988	5.578	8.084	10.726	13.703	17.017	19.533	22.220	25.061	28.036	31.122

55

Seção V - Barcelona
Receita Líquida e Deduções da Receita Bruta

Receita Líquida e Deduções da Receita Bruta

Os impostos sobre as vendas (PIS, Cofins e ICMS) foram projetados com base na alíquota histórica média dos últimos 3 exercícios – de 2010 à setembro de 2012.

Receita Líquida vs. Dedução

244
297
241
80
476
689
915
1.168
1.451
1.666
1.895
2.137
2.391
2.654
2.461
3.234
2.723
908
5.102
7.395
9.811
12.534
15.566
17.868
20.325
22.924
25.646
28.468
2010 2011 2012 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Receita Líquida
Impostos

R$ milhões	2010	2011	2012
Receita Bruta	2.705	3.531	2.965
Deduções	(244)	(297)	(241)
% Receita Bruta	9,0%	8,4%	8,1%
Média Histórica		**8,5%**	

O quadro abaixo demonstra a projeção das deduções sobre a Receita Bruta e da Receita Líquida:

R$ milhões	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	Histórico			*Projetado*										
Receita bruta	2.705	3.531	2.965	988	5.578	8.084	10.726	13.703	17.017	19.533	22.220	25.061	28.036	31.122
Deduções sobre receita	(244)	(297)	(241)	(80)	(476)	(689)	(915)	(1.168)	(1.451)	(1.666)	(1.895)	(2.137)	(2.391)	(2.654)
Receita líquida	2.461	3.234	2.723	908	5.102	7.395	9.811	12.534	15.566	17.868	20.325	22.924	25.646	28.468
Deduções % Receita Bruta	*9,03%*	*8,41%*	*8,14%*	*8,14%*	*8,53%*	*8,53%*	*8,53%*	*8,53%*	*8,53%*	*8,53%*	*8,53%*	*8,53%*	*8,53%*	*8,53%*

56

Seção V - Barcelona
Lucro Bruto e Custos

Lucro Bruto e Custos

O lucro bruto foi calculado com base nas projeções da margem bruta (lucro bruto sobre a receita líquida). A margem histórica foi de 14,6% em 2010 e de 14,3% em 2012. A Administração estima que em 2013 a taxa seja de 14,7% e que a partir de 2014 a taxa se mantenha constante em 14,5%.

Receita Líquida vs Custos (R$ Bilhões)

2,5 2,1 3,2 2,8 2,7 2,3 0,9 0,8 5,1 4,4 7,4 6,3 9,8 8,4 12,5 10,7 15,6 13,3 17,9 15,3 20,3 17,4 22,9 19,6 25,6 21,9 28,5 24,3
2010 2011 2012 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Receita Bruta
Receita líquida

Lucro Bruto e Margem (R$ Milhões)

14,6% 13,6% 14,3% 14,3% 14,7% 14,5% 14,5% 14,5% 14,5% 14,5% 14,5% 14,5% 14,5% 14,5%
359 440 388 129 750 1.072 1.423 1.817 2.257 2.591 2.947 3.324 3.719 4.128
2010 2011 2012 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Lucro Bruto
Margem Bruta

			Histórico	*Projetado*										
R$ milhões	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita líquida	2.461	3.234	2.723	908	5.102	7.395	9.811	12.534	15.566	17.868	20.325	22.924	25.646	28.468
Custos	(2.101)	(2.794)	(2.335)	(778)	(4.352)	(6.323)	(8.389)	(10.717)	(13.309)	(15.277)	(17.378)	(19.600)	(21.927)	(24.340)
Lucro bruto	359	440	388	129	750	1.072	1.423	1.817	2.257	2.591	2.947	3.324	3.719	4.128
Margem bruta	*14,6%*	*13,6%*	*14,3%*	*14,3%*	*14,7%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*

57

Seção V - Barcelona
Despesas Operacionais

Despesas Operacionais

O quadro abaixo demonstra a projeção das despesas gerais:

			Histórico	*Projetado*										
R$ milhões	**2010**	**2011**	**2012**	**set/12**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Despesas com vendas	267	344	283	85	481	697	925	1.168	1.434	1.626	1.828	2.037	2.278	2.529
Depreciação	21	26	27	8	43	70	102	130	165	204	238	257	286	319
Despesas administrativas	-	-	-	9	51	73	97	111	138	158	180	203	227	251
Despesas Gerais	**288**	**370**	**310**	**102**	**575**	**841**	**1.124**	**1.409**	**1.736**	**1.988**	**2.245**	**2.496**	**2.791**	**3.099**
% Receita Líquida	*11,7%*	*11,4%*	*11,4%*	*11,2%*	*11,3%*	*11,4%*	*11,5%*	*11,2%*	*11,2%*	*11,1%*	*11,0%*	*10,9%*	*10,9%*	*10,9%*

As premissas de projeção foram as seguintes:

- **Depreciação:** projetadas tomando-se como base o ativo imobilizado na Data-Base, bem como os novos investimentos. A taxa média de depreciação foi projetada em aproximadamente 7,0% ao ano.
- **Administrativas:** projetadas a partir das premissas da Administração, que assumem o percentual de 0,91% do faturamento bruto de 2012 até 2015 e em 2016 passa para 0,81%, mantendo-se constante.
- **Vendas:** projetada a partir da receita bruta, assumindo um percentual de 8,63% do faturamento até 2015. A partir de então foi assumida uma redução 0,1% a.a. da taxa até 2020, atingindo 8,13%.

58

Seção V - Barcelona
EBITDA

EBITDA

R$ milhões	2010	2011	2012 (Histórico)	2012 (Projetado)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita líquida	2.461	3.234	2.723	908	5.102	7.395	9.811	12.534	15.566	17.868	20.325	22.924	25.646	28.468
Lucro bruto	359	440	388	129	750	1.072	1.423	1.817	2.257	2.591	2.947	3.324	3.719	4.128
Despesas Operacionais	(288)	(370)	(310)	(102)	(575)	(841)	(1.124)	(1.409)	(1.736)	(1.988)	(2.245)	(2.496)	(2.791)	(3.099)
EBITDA	92	96	106	35	218	301	400	538	686	807	940	1.085	1.214	1.347
Margem EBITDA	3,8%	3,0%	3,9%	3,9%	4,3%	4,1%	4,1%	4,3%	4,4%	4,5%	4,6%	4,7%	4,7%	4,7%

EBITDA e margem (R$ milhões)

3,8%
3,0%
3,9%
3,9%
4,3%
4,1%
4,1%
4,3%
4,4%
4,5%
4,6%
4,7%
4,7%
4,7%
92
96
106
35
218
301
400
538
686
807
940
1.085
1.214
1.347
2010
2011
2012
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
EBITDA
margem %

59

Seção V - Barcelona

Demonstração dos Resultados do Exercício

Barcelona - Demonstração de resultados projetada

			Histórico	Projetado										
Demonstração de Resultados (R$ milhões)	**2010**	**2011**	**2012**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Receita bruta	2.705	3.531	2.965	988	5.578	8.084	10.726	13.703	17.017	19.533	22.220	25.061	28.036	31.122
Deduções sobre receita	(244)	(297)	(241)	(80)	(476)	(689)	(915)	(1.168)	(1.451)	(1.666)	(1.895)	(2.137)	(2.391)	(2.654)
Receita líquida	2.461	3.234	2.723	908	5.102	7.395	9.811	12.534	15.566	17.868	20.325	22.924	25.646	28.468
Custos	(2.101)	(2.794)	(2.335)	(778)	(4.352)	(6.323)	(8.389)	(10.717)	(13.309)	(15.277)	(17.378)	(19.600)	(21.927)	(24.340)
Lucro bruto	359	440	388	129	750	1.072	1.423	1.817	2.257	2.591	2.947	3.324	3.719	4.128
Margem bruta	*14,6%*	*13,6%*	*14,3%*	*14,3%*	*14,7%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*	*14,5%*
Despesas administrativas	(288)	(370)	(310)	(102)	(575)	(841)	(1.124)	(1.409)	(1.736)	(1.988)	(2.245)	(2.496)	(2.791)	(3.099)
Despesas comerciais	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBIT	71	70	79	27	175	231	298	408	521	603	702	828	928	1.029
Margem EBIT	*2,9%*	*2,2%*	*2,9%*	*3,0%*	*3,4%*	*3,1%*	*3,0%*	*3,3%*	*3,3%*	*3,4%*	*3,5%*	*3,6%*	*3,6%*	*3,6%*
Receitas (despesas) não operacionais	(0)	2	-	-	-	-	-	-	-	-	-	-	-	-
Lucro antes das despesas financeiras	71	72	79	27	175	231	298	408	521	603	702	828	928	1.029
Receitas (despesas) financeiras	(46)	(87)	(45)	-	-	-	-	-	-	-	-	-	-	-
LAIR	25	(15)	34	27	175	231	298	408	521	603	702	828	928	1.029
IR & CS	(8)	5	(10)	(7)	(42)	(57)	(101)	(139)	(177)	(205)	(239)	(282)	(316)	(350)
Lucro líquido	17	(10)	24	21	133	174	197	269	344	398	463	547	613	679
Margem líquida	*0,7%*	*-0,3%*	*0,9%*	*2,3%*	*2,6%*	*2,4%*	*2,0%*	*2,1%*	*2,2%*	*2,2%*	*2,3%*	*2,4%*	*2,4%*	*2,4%*
EBITDA	92	96	106	35	218	301	400	538	686	807	940	1.085	1.214	1.347
Margem EBITDA	*3,8%*	*3,0%*	*3,9%*	*3,9%*	*4,3%*	*4,1%*	*4,1%*	*4,3%*	*4,4%*	*4,5%*	*4,6%*	*4,7%*	*4,7%*	*4,7%*

60

Seção V - Barcelona
Balanço Patrimonial de Abertura

Balanço Patrimonial na data-base de 30-set-12
R$ mil

Ativos	Saldo contábil	Ajustes	Saldo ajustado	
Caixa e aplicações	306.527	(306.527)	-	[6]
Contas a receber	41.815	-	41.815	
Estoques	393.968	-	393.968	
Impostos a recuperar	20.778	(20.778)	-	[4]
Outras contas a receber	73.354	(16.309)	57.045	[9]
Ativo circulante	**836.444**	**(343.615)**	**492.829**	
Impostos diferidos ativos	(26.136)	26.136	-	[10]
Depósitos judiciais	3.416	(3.416)	-	[1]
Partes relacionadas	418.407	(418.407)	-	[2]
Investimentos	81.962	(81.962)	-	[3]
Imobilizado	366.676	-	366.676	
Intangíveis	476.596	-	476.596	
Ativo não circulante	**1.320.921**	**(477.649)**	**843.272**	
Total do ativo	**2.157.365**	**(821.264)**	**1.336.101**	

Passivos	Saldo contábil	Ajustes	Saldo ajustado	
Fornecedores	368.898	-	368.898	
Empréstimos e financiamentos	343.847	(343.847)	-	[5]
Partes relacionadas	809.231	(809.231)	-	[2]
Salários e encargos	30.981	-	30.981	
Outras Contas a pagar	125.974	(93.030)	32.944	[7]
Passivo circulante	**1.678.931**	**(1.246.108)**	**432.823**	
Empréstimos e financiamentos	2.701	(2.701)	-	[5]
Outras contas a pagar	153.553	(153.553)	-	[8]
Passivo não circulante	**156.255**	**(156.255)**	-	
Patrimônio líquido	**322.179**	**581.098**	**903.277**	
Total do passivo	**2.157.365**	**(821.264)**	**1.336.101**	

61

Seção V - Barcelona

Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

O balanço de 30 de setembro de 2012 foi utilizado como partida para as projeções. Para fins de projeção do balanço e capital de giro, efetuamos os seguintes ajustes ao patrimônio líquido ou reclassificações contábeis.

1. Depósitos Judiciais referem-se a saldos não operacionais, e portanto, não foram considerados nas projeções. Posteriormente o este item foi ajustado ao resultado da avaliação.
2. Os saldos entre partes relacionadas foram excluídos das projeções e tratados como itens não operacionais. Posteriormente, da parcela dos saldos de partes relacionadas que foi definida como parte do balanço de cisão, aqueles valores cuja contraparte eram com CBD foram desconsiderados para a avaliação de Barcelona, uma vez que estes valores serão eliminados mediante conta de cotas.
3. O valor do investimento em Sendas não foi considerado nas projeções. Posteriormente, para o cálculo dos valores consolidados, o valor do investimento em Sendas foi considerado pelo seu valor econômico.
4. O saldo foi tratado como não operacional. O saldo ativo foi posteriormente somado ao resultado da avaliação de Barcelona, aumentando seu valor.
5. O endividamento foi ajustado ao resultado da avaliação.
6. Saldo de caixa foi ajustado ao resultado da avaliação.

A seguir, estão demonstrados os ajustes e efeitos no Patrimônio Líquido:

Ajustes ao Patrimônio Líquido	R$ 000	
Patrimônio Líquido contábil	322.179	
Depósitos judiciais	(3.416)	[1]
Partes relacionadas	390.823	[2]
Investimentos	(81.962)	[3]
Impostos a recuperar	(20.778)	[4]
Empréstimos CP	2.701	[5]
Empréstimos LP	343.847	[5]
Caixa	(306.527)	[6]
Outras Contas a Pagar	93.030	[7]
Outras contas	153.553	[8]
Outras contas a receber	(16.309)	[9]
Impostos diferidos ativos	26.136	[10]
Patrimônio Líquido ajustado	**903.277**	

Ativos e passivos não operacionais	R$ 000	
Depósitos judiciais	3.416	[1]
Partes relacionadas	(390.823)	[2]
Impostos a recuperar	20.778	[4]
Outras Contas a Pagar	(67.222)	[7]
Dívida Líquida	(40.021)	[5,6]
Outras contas	(153.553)	[8]
Outras contas a receber	16.309	[9]
Impostos diferidos ativos	(26.136)	[10]
Total	**(611.116)**	

62

Seção V - Barcelona
Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

7. Item composto por parcela de curto prazo de dívida por aquisição de sociedade e adiantamento para futuro aumento de capital (AFAC). A parcela referente a aquisição de sociedades foi ajustada ao valor da empresa. O AFAC foi ajustado contra o patrimônio líquido, como se o aumento de capital já fosse efetuado.
8. Valores referentes a passivos não operacionais, principalmente provisão para contingências e aquisições de sociedades (longo prazo). Montante ajustado ao valor da empresa.
9. O saldo não foi utilizado na projeção dos saldos patrimoniais uma vez que trata-se de passivo não operacional, gerado basicamente por instrumentos financeiros e créditos de fornecedores.
10. O saldo de impostos diferidos ativos não foi projetado, já que não espera-se que a companhia gere créditos de impostos no curso normal de suas operações. O valor referente à prejuízos fiscais foi reduzido do cálculo de IR a Pagar.

A seguir, estão demonstrados os ajustes e efeitos no Patrimônio Líquido:

Ajustes ao Patrimônio Líquido	R$ 000	
Patrimônio Líquido contábil	322.179	
Depósitos judiciais	(3.416)	[1]
Partes relacionadas	390.823	[2]
Investimentos	(81.962)	[3]
Impostos a recuperar	(20.778)	[4]
Empréstimos CP	2.701	[5]
Empréstimos LP	343.847	[5]
Caixa	(306.527)	[6]
Outras Contas a Pagar	93.030	[7]
Outras contas	153.553	[8]
Outras contas a receber	(16.309)	[9]
Impostos diferidos ativos	26.136	[10]
Patrimônio Líquido ajustado	**903.277**	

Ativos e passivos não operacionais	R$ 000	
Depósitos judiciais	3.416	[1]
Partes relacionadas	(390.823)	[2]
Impostos a recuperar	20.778	[4]
Outras Contas a Pagar	(67.222)	[7]
Dívida Líquida	(40.021)	[5,6]
Outras contas	(153.553)	[8]
Outras contas a receber	16.309	[9]
Impostos diferidos ativos	(26.136)	[10]
Total	**(611.116)**	

63

Seção V - Barcelona
Investimentos

Investimentos

Os investimentos incluem gastos com novas lojas e CAPEX de manutenção que corresponde à depreciação das lojas.

Em 2013 foi considerado um investimento de R$ 296 milhões para a expansão de 12 novas lojas Assaí. Em 2014 será feito o maior investimento, sendo desembolsado R$ 438 milhões. De 2015 até 2017 serão abertas 15 novas lojas por ano e nos períodos seguintes serão abertas 8 novas lojas por ano.

O cálculo de CAPEX foi realizado a partir de um investimento médio por nova loja, corrigido anualmente pela inflação.

O imobilizado deprecia a uma taxa de 7,0% ao ano, equivalente à taxa média ponderada dos ativos fixos registrados na Data-Base.

O cronograma de investimentos e a movimentação do permanente (ativo) pode ser observado abaixo.

Evolução do imobilizado (R$ 000)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Saldo inicial	843.272	835.408	1.088.389	1.455.989	1.783.418	2.127.779	2.481.230	2.841.551	2.993.219	3.167.529	3.340.982
CAPEX	-	296.439	437.838	429.067	474.571	518.090	563.837	389.606	430.957	459.051	488.583
Depreciação e amortizações	(7.864)	(43.458)	(70.238)	(101.639)	(130.209)	(164.639)	(203.517)	(237.938)	(256.647)	(285.598)	(318.658)
Saldo final	835.408	1.088.389	1.455.989	1.783.418	2.127.779	2.481.230	2.841.551	2.993.219	3.167.529	3.340.982	3.510.907
CAPEX sobre Receita Líquida	0,0%	5,8%	5,9%	4,4%	3,8%	3,3%	3,2%	1,9%	1,9%	1,8%	1,7%

(*) CAPEX líquido de impostos – os impostos são ativados como créditos tributários, os quais são aproveitados no período de 48 meses.

64

Seção V - Barcelona

Projeção do Balanço Patrimonial

Projeção do Ativo

Balanço Patrimonial (R$ 000)	dez-10	dez-11	set-12	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
			Histórico	*Projetado*										
Contas a receber	57.855	42.659	41.815	45.522	64.232	93.093	123.514	157.794	195.956	224.937	255.876	288.593	322.855	358.382
Estoques	408.528	412.332	393.968	393.968	550.746	800.087	1.061.539	1.356.160	1.684.144	1.933.218	2.199.123	2.480.304	2.774.773	3.080.112
Outros contas a receber	39.236	68.544	57.045	57.045	80.491	116.658	154.779	197.737	245.559	281.875	320.646	361.644	404.579	449.099
Partes relacionadas	34.692	416.695	-	-	-	-	-	-	-	-	-	-	-	-
Impostos diferidos ativos	(4.698)	97	-	-	-	-	-	-	-	-	-	-	-	-
Ativo circulante não-financeiro	535.614	940.327	492.829	496.535	695.469	1.009.837	1.339.831	1.711.691	2.125.658	2.440.030	2.775.645	3.130.541	3.502.207	3.887.594
Investimentos	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Imobilizado	621.875	799.639	843.272	835.408	1.088.389	1.455.989	1.783.418	2.127.779	2.481.230	2.841.551	2.993.219	3.167.529	3.340.982	3.510.907
Ativo Permanente	621.875	799.639	843.272	835.408	1.088.389	1.455.989	1.783.418	2.127.779	2.481.230	2.841.551	2.993.219	3.167.529	3.340.982	3.510.907
Total do Ativo	1.157.490	1.739.966	1.336.101	1.331.943	1.783.857	2.465.827	3.123.249	3.839.470	4.606.889	5.281.581	5.768.864	6.298.070	6.843.189	7.398.501

As principais contas de ativo foram projetadas com base no giro observado nos nove primeiros meses de 2012:

- Contas a receber: giro de 4 dias sobre a Receita Bruta.
- Estoques: giro de 46 dias sobre o Custo Total.
- Outras contas a receber: giro de 5 dias sobre a Receita Bruta.

65

Seção V - Barcelona

Projeção do Balanço Patrimonial

Projeção do Passivo

Balanço Patrimonial (R$ 000)	dez-10	dez-11	set-12	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
			Histórico	*Projetado*										
Fornecedores	241.962	398.506	368.898	368.898	544.021	807.880	1.095.180	1.399.138	1.737.516	1.994.484	2.268.816	2.558.908	2.862.708	3.177.724
Salários e encargos	19.577	21.396	30.981	28.031	39.551	57.323	76.055	96.037	117.864	133.690	150.252	167.403	187.278	207.886
Outras contas a pagar	268.859	325.530	32.944	32.944	46.409	67.847	90.700	113.692	140.052	160.361	181.144	201.338	225.119	250.023
Passivo circulante não-financeir	530.398	745.431	432.823	429.873	629.982	933.050	1.261.935	1.608.867	1.995.432	2.288.534	2.600.211	2.927.649	3.275.105	3.635.633
Patrimônio líquido	627.092	994.535	903.277	902.070	1.153.876	1.532.777	1.861.315	2.230.604	2.611.457	2.993.047	3.168.653	3.370.421	3.568.084	3.762.868
Total do Passivo	1.157.490	1.739.966	1.336.101	1.331.943	1.783.857	2.465.827	3.123.249	3.839.470	4.606.889	5.281.581	5.768.864	6.298.070	6.843.189	7.398.501

- A conta Fornecedores foi projetada com base no valor bruto das compras e o prazo de pagamento de 43 dias, em acordo com os 9 primeiros meses de 2012. A partir do ano seguinte o prazo aumentou para 45 dias, conforme a média histórica dos últimos três anos. Nos anos posteriores, foi sendo aumentado um dia por ano, até o prazo se estabelecer em 47 dias, que foi considerado um prazo aceitável para que se capturasse seu efetivo poder de barganha.
- Salários e encargos: giro de 30 dias sobre as Despesas com Pessoal.
- Outras contas a pagar: giro de 29 dias sobre Gastos Totais.

O quadro abaixo demonstra o Capital de Giro projetado, resultando em alta necessidade de investimento em giro, haja visto seu plano de expansão;

Capital de Giro (R$ 000)	dez-10	dez-11	set-12	dez-12	dez-13	dez-14	dez-15	dez-16	dez-17	dez-18	dez-19	dez-20	dez-21	dez-22
			Histórico	*Projetado*										
Ativo circulante não-financeiro	535.614	940.327	492.829	496.535	695.469	1.009.837	1.339.831	1.711.691	2.125.658	2.440.030	2.775.645	3.130.541	3.502.207	3.887.594
Passivo circulante não-financeiro	530.398	745.431	432.823	429.873	629.982	933.050	1.261.935	1.608.867	1.995.432	2.288.534	2.600.211	2.927.649	3.275.105	3.635.633
Capital de Giro	5.216	194.896	60.005	66.663	65.487	76.788	77.897	102.825	130.227	151.496	175.434	202.892	227.102	251.961
Variação no Capital de Giro		*(189.680)*	*134.891*	*(6.657)*	*1.176*	*(11.301)*	*(1.109)*	*(24.928)*	*(27.402)*	*(21.269)*	*(23.938)*	*(27.458)*	*(24.210)*	*(24.859)*

66

Seção V - Barcelona
Fluxo de Caixa Projetado

Fluxo de caixa projetado

Fluxo de caixa (R$ 000)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Lucro antes das despesas financeiras	27.394	174.739	231.213	298.319	408.160	520.950	602.999	701.731	828.230	928.078	1.028.572
Depreciação	7.864	43.458	70.238	101.639	130.209	164.639	203.517	237.938	256.647	285.598	318.658
EBITDA	35.258	218.197	301.450	399.958	538.369	685.588	806.516	939.669	1.084.876	1.213.676	1.347.230
I.R. e C.S. pagos	(6.514)	(41.564)	(57.386)	(101.405)	(138.750)	(177.099)	(204.996)	(238.565)	(281.574)	(315.523)	(349.690)
Variação do capital de giro não financeiro	(6.657)	1.176	(11.301)	(1.109)	(24.928)	(27.402)	(21.269)	(23.938)	(27.458)	(24.210)	(24.859)
CAPEX	-	(296.439)	(437.838)	(429.067)	(474.571)	(518.090)	(563.837)	(389.606)	(430.957)	(459.051)	(488.583)
Fluxo de caixa operacional	22.087	(118.630)	(205.074)	(131.623)	(99.880)	(37.003)	16.414	287.561	344.888	414.892	484.098
Fluxo de caixa líquido	22.087	(118.630)	(205.074)	(131.623)	(99.880)	(37.003)	16.414	287.561	344.888	414.892	484.098

Com base no fluxo de caixa projetado acima, foram apurados os resultados abaixo demonstrados para a avaliação econômica do capital de Barcelona. Estes valores não contemplam o investimento de Barcelona em Sendas.

	Taxas de desconto			
Resultados (R$ 000)	11,3%	11,8%	12,3%	
Valor presente dos fluxos de caixa	179.250	161.244	144.152	
Valor presente da perpetuidade	3.258.294	2.842.303	2.498.691	
Sub-total	3.437.544	3.003.547	2.642.843	
(+) Ativos/passivos não operacionais	(611.116)	(611.116)	(611.116)	(c)
Valor de 100% do capital	2.826.428	2.392.432	2.031.727	

(c) Conforme descritas na página 62.

67

Seção V - Barcelona
Parcela Cindida Barcelona

Uma vez que a parcela cindida de Barcelona não inclui operações da controladora, mas apenas investimentos e outros ativos e passivos não diretamente relacionados às operações de Barcelona, a Parte Cindida não foi avaliada por fluxo de caixa descontado.

Adicionalmente, a Parcela Cindida de Barcelona será incorporada em sua controlada Sendas. Desta forma, os valores de investimentos serão eliminados por encontro de contas.

Balanço Patrimonial cindido de Barcelona (em R$ mil)

Ativos	R$ 000
Caixa	210.448
Investimentos	81.962
Intangível	200.000
Total do ativo	**492.410**

Passivos	R$ 000
Mútuos	281.962
Contas a pagar	210.448
Total do ativo	**492.410**

68

Seção VI - Sé
Receita Bruta

Receita Bruta

A receita de Sé é oriunda fundamentalmente das suas operações de varejo (hipermercados, supermercados e mini-mercados), representando cerca de 93,7% do total da receita bruta em dezembro de 2011. Foi projetada de acordo com as premissas de crescimento nominal por bandeira.

Nesse sentido, é interessante observar que o crescimento das lojas menores é mais acentuado, devido ao estágio de maturação dessas lojas, como é o caso do Extra Hiper, Extra Minimercado e também das Drogarias.

O efeito dessas projeções é expresso no gráfico de Receita Bruta a seguir:

Premissas de crescimento nominal por Bandeira (Sé)

Segue abaixo tabela de crescimento projetado para o grupo Sé:

Vendas por Bandeira 2011	Sé
Extra Hiper	37,3%
Extra Super	18,6%
Minimercado Extra	0,1%
Pão de Açúcar	37,7%
Drogarias	0,4%
Postos	5,9%
Total	100,0%

	Planejamento estratégico				
Por bandeira	2012	2013	2014	2015	2016 até 2022
Extra Hiper	5,7%	5,8%	5,4%	5,4%	5,4%
Extra Super	8,6%	8,4%	7,8%	7,8%	7,8%
Minimercado	9,9%	8,5%	7,6%	7,6%	7,6%
Pão de Açucar	6,7%	6,6%	6,0%	6,0%	6,0%
Drogarias	8,2%	7,3%	7,3%	7,3%	7,3%
Postos	5,4%	5,5%	6,0%	6,0%	6,0%
Delivery	0,0%	0,0%	0,0%	0,0%	0,0%
Varejo	6,5%	6,5%	6,0%	6,0%	6,0%

Receita Bruta (R$ Milhões)

CAGR 6,25%
1.437
1.517
1.149
333
1.633
1.741
1.848
1.961
2.082
2.210
2.346
2.491
2.644
2.808
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

70

Seção VI - Sé

Receita Líquida e Deduções da Receita Bruta

Lucro Bruto

Para projetar o Lucro Bruto foi utilizada a margem bruta histórica de 26,3% sobre receita bruta e 28,9% sobre Receita Líquida.

Deduções

As deduções foram projetadas a partir da diferença entre receita líquida e receita bruta projetadas.

Receita Líquida e Deduções sobre a Receita Bruta
126
133
98
33
172
171
166
176
186
198
210
223
237
252
1.311
1.383
1.051
350
1.462
1.570
1.682
1.786
1.895
2.012
2.136
2.267
2.407
2.556
2010
2011
2012
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Receita líquida
Deduções sobre receita

O quadro abaixo demonstra a projeção dos impostos sobre vendas e respectiva Receita Líquida:

			Histórico	Projetado										
R$ Milhões	**2010**	**2011**	**2012**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Receita bruta	1.437	1.517	1.149	383	1.633	1.741	1.848	1.961	2.082	2.210	2.346	2.491	2.644	2.808
Deduções	(126)	(133)	(98)	(33)	(172)	(171)	(166)	(176)	(186)	(198)	(210)	(223)	(237)	(252)
% Receita bruta	*-8,8%*	*-8,8%*	*-8,5%*	*-8,5%*	*-10,5%*	*-9,8%*	*-9,0%*	*-9,0%*	*-9,0%*	*-9,0%*	*-9,0%*	*-9,0%*	*-9,0%*	*-9,0%*
Receita líquida	1.311	1.383	1.051	350	1.462	1.570	1.682	1.786	1.895	2.012	2.136	2.267	2.407	2.556
CMV	(957)	(981)	(751)	(250)	(1.037)	(1.115)	(1.196)	(1.269)	(1.347)	(1.430)	(1.518)	(1.612)	(1.711)	(1.817)
Lucro bruto	354	402	300	100	424	455	486	516	548	582	618	656	696	739
% Receita bruta	*24,7%*	*26,5%*	*26,1%*	*26,1%*	*26,0%*	*26,2%*	*26,3%*	*26,3%*	*26,3%*	*26,3%*	*26,3%*	*26,3%*	*26,3%*	*26,3%*
% Receita líquida	*27,0%*	*29,1%*	*28,5%*	*28,5%*	*29,0%*	*29,0%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*

71

Seção VI - Sé

Lucro Bruto e Custos

Lucro Bruto e Custos

Foi projetado aumento da margem de contribuição de 28,5% em 2012 para 29,0% em 2013, retornando à margem observada em 2011.

Receita Bruta vs Custo (R$ Bilhões)

1,4
1,0
1,5
1,0
1,5
1,0
1,6
1,0
1,7
1,1
1,8
1,2
2,0
1,3
2,1
1,3
2,2
1,4
2,3
1,5
2,5
1,6
2,6
1,7
2,8
1,8
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Lucro vs. Margem Bruta (R$ Milhões)

27,0%
29,1%
28,5%
29,0%
29,0%
28,9%
28,9%
28,9%
28,9%
28,9%
28,9%
28,9%
28,9%
354
402
300
100
424
455
486
516
548
582
618
656
696
739
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

			Histórico	Projetado										
R$ milhões	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita líquida	1.311	1.383	1.051	350	1.462	1.570	1.682	1.786	1.895	2.012	2.136	2.267	2.407	2.556
Custo do Material Vendido	957	981	751	250	1.037	1.115	1.196	1.269	1.347	1.430	1.518	1.612	1.711	1.817
Lucro Bruto	354	402	300	100	424	455	486	516	548	582	618	656	696	739
Margem Bruta	*27,0%*	*29,1%*	*28,5%*	*28,5%*	*29,0%*	*29,0%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*

72

Seção VI - Sé

Despesas Operacionais

Despesas Operacionais

O quadro abaixo demonstra a projeção das despesas operacionais:

	Histórico			Projetado										
Despesas - R$ Milhões	**2010**	**2011**	**2012**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Despesas administrativas	(278)	(298)	(218)	(70)	(302)	(325)	(344)	(365)	(387)	(411)	(436)	(463)	(491)	(521)
Despesa Operacional	(264)	(279)	(206)	(69)	(295)	(318)	(336)	(357)	(379)	(403)	(427)	(454)	(482)	(512)
Depreciação	(14)	(19)	(12)	(2)	(7)	(7)	(7)	(8)	(8)	(8)	(8)	(9)	(9)	(9)
Receita Líquida	1.311	1.383	1.051	350	1.462	1.570	1.682	1.786	1.895	2.012	2.136	2.267	2.407	2.556
Despesas Administrativas (% Receita Líquida)	21,2%	21,5%	20,7%	20,1%	20,7%	20,7%	20,4%	20,4%	20,4%	20,4%	20,4%	20,4%	20,4%	20,4%

As premissas de projeção foram as seguintes:

- **Despesas Operacionais:** projetadas como percentual da Receita Líquida por bandeira, conforme tabela abaixo. As projeções demonstram ligeiro ganho de escala ao longo do período.

% despesas operacionais societária por Bandeira

Bandeira	2012	2013	2014	2015 até 2022	Representatividade
Extra Hiper	19,1%	18,8%	19,0%	19,0%	37,3%
Extra Super	21,7%	20,9%	20,5%	20,2%	18,6%
Minimercado Extra	27,9%	26,7%	26,2%	25,9%	0,1%
Pão de Açúcar	22,7%	22,1%	22,1%	22,1%	37,7%
Drogarias	27,2%	26,9%	26,7%	26,6%	0,4%
Postos	8,0%	8,0%	8,0%	8,1%	5,9%
Delivery	24,3%	24,1%	23,9%	23,9%	0,0%

Despesas (R$ Milhões)

21,2%
21,5%
20,6%
20,7%
20,7%
20,4%
20,4%
20,4%
20,4%
20,4%
20,4%
20,4%
20,4%
277.887
297.514
217.894
70.318
302.064
325.392
343.906
364.844
387.090
410.730
435.851
462.551
490.930
521.096
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

- **Depreciação:** Foi projetada com base na taxa de depreciação histórica.

73

Seção VI - Sé
EBITDA

EBITDA

EBITDA - R$ Milhões	2010	2011	Histórico 2012	Projetado 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Lucro bruto	354	402	300	100	424	455	486	516	548	582	618	656	696	739
Despesas administrativas	(278)	(298)	(218)	(70)	(302)	(325)	(344)	(365)	(387)	(411)	(436)	(463)	(491)	(521)
Despesa Operacional	(264)	(279)	(206)	(69)	(295)	(318)	(336)	(357)	(379)	(403)	(427)	(454)	(482)	(512)
Receitas (despesas) não-operacionais	(1)	1	(2)	(2)	-	-	-	-	-	-	-	-	-	-
Lucro antes das despesas financeiras	**75**	**106**	**80**	**28**	**122**	**130**	**143**	**152**	**161**	**171**	**182**	**193**	**205**	**218**
% sobre receita líquida	5,7%	7,6%	7,6%	7,9%	8,4%	8,3%	8,5%	8,5%	8,5%	8,5%	8,5%	8,5%	8,5%	8,5%
Receitas (despesas) financeiras	0	0	0	0	3	3	3	3	3	3	3	3	3	3
Lucro antes dos impostos	**75**	**106**	**80**	**28**	**125**	**133**	**146**	**155**	**164**	**174**	**185**	**196**	**209**	**222**
Imposto de renda	-	-	-	(5)	(22)	(23)	(25)	(27)	(30)	(43)	(46)	(49)	(52)	(55)
Contribuição social	-	-	-	(2)	(8)	(8)	(9)	(10)	(11)	(16)	(17)	(18)	(19)	(20)
Lucro líquido	**75**	**106**	**80**	**21**	**96**	**102**	**111**	**118**	**123**	**115**	**122**	**130**	**138**	**146**
% sobre receita líquida	0	8%	8%	6%	7%	6%	7%	7%	7%	6%	6%	6%	6%	6%
EBITDA (líquido de não operacionais)	**91**	**123**	**94**	**31**	**129**	**137**	**150**	**159**	**169**	**179**	**190**	**202**	**214**	**227**
% sobre receita líquida	6,9%	8,9%	8,9%	8,9%	8,9%	8,7%	8,9%	8,9%	8,9%	8,9%	8,9%	8,9%	8,9%	8,9%

Sé apresentou margem EBITDA média de 8,3% entre 2010 e setembro/2012. A Margem EBITDA média projetada foi de 8,9% entre Set/12 à 2022.

EBITDA (R$ Milhões)

6,9%
8,9%
8,9%
8,9%
8,7%
8,9%
8,9%
8,9%
8,9%
8,9%
8,9%
8,9%
8,9%
90.672
123.362
93.965
31.322
129.447
137.311
150.028
159.189
168.918
179.252
190.228
201.888
214.274
227.433
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

74

Seção VI - Sé

Demonstração dos Resultados do Exercício

			Histórico	*Projetado*										
Demonstração de Resultados (R$ Mil)	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita bruta	1.436.875	1.516.844	1.148.820	382.940	1.633.207	1.741.160	1.847.866	1.961.250	2.081.738	2.209.786	2.345.879	2.490.535	2.644.306	2.807.778
Deduções sobre receita	(125.842)	(133.388)	(97.543)	(32.514)	(171.533)	(171.092)	(165.535)	(175.693)	(186.486)	(197.957)	(210.148)	(223.107)	(236.882)	(251.526)
Receita líquida	1.311.032	1.383.457	1.051.277	350.426	1.461.674	1.570.068	1.682.331	1.785.557	1.895.252	2.011.829	2.135.731	2.267.428	2.407.424	2.556.252
Custos	(956.825)	(981.440)	(751.483)	(250.494)	(1.037.188)	(1.114.603)	(1.195.853)	(1.269.207)	(1.347.158)	(1.430.002)	(1.518.053)	(1.611.646)	(1.711.138)	(1.816.911)
Lucro bruto	354.208	402.017	299.794	99.931	424.486	455.465	486.478	516.350	548.093	581.827	617.678	655.782	696.285	739.341
Margem bruta	*27,0%*	*29,1%*	*28,5%*	*28,5%*	*29,0%*	*29,0%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*	*28,9%*
Despesas administrativas	(277.887)	(297.514)	(217.894)	(70.318)	(302.064)	(325.392)	(343.906)	(364.844)	(387.090)	(410.730)	(435.851)	(462.551)	(490.930)	(521.096)
EBIT	76.321	104.503	81.900	29.614	122.423	130.073	142.572	151.507	161.003	171.097	181.826	193.232	205.356	218.245
Margem EBIT	*5,8%*	*7,6%*	*7,8%*	*8,5%*	*8,4%*	*8,3%*	*8,5%*	*8,5%*	*8,5%*	*8,5%*	*8,5%*	*8,5%*	*8,5%*	*8,5%*
Lucro antes das despesas financeiras	75.249	105.639	79.977	27.691	122.423	130.073	142.572	151.507	161.003	171.097	181.826	193.232	205.356	218.245
Receitas financeiras	200	200	200	97	3.066	3.189	3.102	3.180	3.151	2.628	2.792	2.966	3.151	3.348
LAIR	75.449	105.839	80.177	27.788	125.489	133.262	145.674	154.687	164.154	173.725	184.618	196.198	208.507	221.593
IR & CS	-	-	-	(6.608)	(29.842)	(31.692)	(34.646)	(36.791)	(40.898)	(59.043)	(62.746)	(66.683)	(70.868)	(75.317)
Lucro líquido	75.449	105.839	80.177	21.180	95.647	101.570	111.027	117.895	123.256	114.683	121.872	129.514	137.638	146.275
Margem líquida	*5,8%*	*7,7%*	*7,6%*	*6,0%*	*6,5%*	*6,5%*	*6,6%*	*6,6%*	*6,5%*	*5,7%*	*5,7%*	*5,7%*	*5,7%*	*5,7%*
EBITDA	90.672	123.362	93.965	31.322	129.447	137.311	150.028	159.189	168.918	179.252	190.228	201.888	214.274	227.433
Margem EBITDA	*6,9%*	*8,9%*	*8,9%*	*8,9%*	*8,9%*	*8,7%*	*8,9%*	*8,9%*	*8,9%*	*8,9%*	*8,9%*	*8,9%*	*8,9%*	*8,9%*

75

Seção VI - Sé

Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

Balanço Patrimonial na data-base de 30-set-12
R$ mil

Ativos	Saldo contábil	Ajustes	Saldo ajustado	
Caixa e aplicações	396.111	(396.111)	-	[1]
Contas a receber	20.455	-	20.455	[2]
Estoques	87.740	-	87.740	[1]
Impostos a recuperar	11.285	(11.285)	-	[3]
Dividendos a receber	34.195	(34.195)	-	
Outras contas a receber	6.162	-	6.162	
Ativo circulante	**555.949**	**(441.592)**	**114.357**	
Impostos diferidos ativos	93.459	(93.459)	-	
Depósitos judiciais	53.703	(53.703)	-	[6]
Impostos a recuperar	5.069	(5.069)	-	
Partes relacionadas	1.612.691	(1.612.691)	-	
Outras contas a receber	26.266	-	26.266	
Investimentos	677.821	(677.821)	-	[5]
Imobilizado	198.127	-	198.127	
Intangíveis	173.133	-	173.133	
Ativo não circulante	**2.840.269**	**(2.442.743)**	**397.526**	
Total do ativo	**3.396.218**	**(2.884.335)**	**511.883**	

Passivos	Saldo contábil	Ajustes	Saldo ajustado	
Fornecedores	24.310	-	24.310	
Empréstimos e financiamentos	-	-	-	[1]
Adiantamentos de clientes	-	-	-	[2]
Partes relacionadas	1.152.483	(1.152.483)	-	[4]
Salários e encargos	18.047	-	18.047	[1]
Impostos a pagar	3.877	-	3.877	[3]
Impostos Parcelados	4.401	(4.401)	-	[6]
Dividendos a pagar	-	-	-	
Outras contas a pagar	6.230	-	6.230	
Passivo circulante	**1.209.348**	**(1.156.884)**	**52.464**	
Empréstimos e financiamentos	(0)	0	-	
Provisões para contingências	50.047	(50.047)	-	[7]
Partes relacionadas	-	-	-	[4]
Impostos parcelados	41.102	(41.102)	-	[6]
Outras contas a pagar	1.229	-	1.229	
Passivo não circulante	**92.377**	**(91.149)**	**1.229**	
Patrimônio líquido	**2.094.492**	**471.006**	**2.565.498**	
Total do passivo	**3.396.218**	**(777.027)**	**2.619.191**	

76

Seção VI - Sé

Balanço Patrimonial de Abertura

Balanço Patrimonial de Abertura

O balanço de 30 de Setembro de 2012 foi utilizado como partida para as projeções. Para fins de projeção do balanço e capital de giro, efetuamos os ajustes ao patrimônio líquido ou reclassificações contábeis conforme quadro abaixo.

Ajustes ao Patrimônio Líquido	R$ mil	
Patrimônio Líquido contábil	2.094.492	
Provisões para contingências	50.047	[1]
Depósitos judiciais	(53.703)	[1]
Partes relacionadas	(460.208)	[2]
Investimentos	(677.821)	[3]
Impostos a recuperar	(16.354)	[4]
Empréstimos CP	(0)	
Empréstimos LP	-	
Assunção de dívidas	-	
Caixa	(396.111)	[5]
Impostos parcelados	45.503	[6]
Impostos diferidos ativos	(93.459)	[7]
Dividendos a receber	(34.195)	[8]
Total	**458.190**	

Ativos e passivos não operacionais	R$ mil	
Provisões para contingências	(50.047,01)	[1]
Depósitos judiciais	53.703,40	[1]
Partes relacionadas	1.540.485,41	[2]
Ajuste partes relacionadas (controladas Sé)	-	
Investimentos	-	[3]
Impostos a recuperar	16.353,72	[4]
Impostos parcelados	(45.502,63)	[6]
Dívida Líquida	396.111,40	[5]
Impostos diferidos ativos	93.458,83	[7]
Dividendos a receber	34.195,40	[8]
Total	**1.945.300**	

1. Provisões para contingências e depósitos judiciais referem-se a saldos não operacionais, e portanto não foram considerados nas projeções. Posteriormente estes itens foram ajustados ao resultado da avaliação.
2. Os saldos entre partes relacionadas foram excluídos das projeções e tratados como itens não operacionais. Posteriormente, da parcela dos saldos de partes relacionadas que foi definida como parte do balanço de cisão, aqueles valores cuja contrapartida eram com CBD foram desconsiderados para a avaliação de Sendas, uma vez que estes valores serão eliminados mediante encontro de contas.
3. Os valores de Investimento foram desconsiderados para projeção. Posteriormente, para o cálculo dos valores consolidados, o valor dos investimentos em Sendas, Barcelona, FIC e GPAMP foram considerados por seu valor econômico.
4. O saldo foi tratado como não operacional. O saldo ativo foi posteriormente somado ao resultado da avaliação de Sendas, aumentando seu valor.
5. Saldo de caixa ajustado ao resultado da avaliação.
6. O parcelamento de impostos foi considerado como não operacional, e ajustado ao valor da empresa.
7. O saldo de impostos diferidos ativos não foi projetado, já que não espera-se que a companhia gere créditos de impostos no curso normal de suas operações. O valor referente à prejuízos fiscais foi reduzido do cálculo de IR a Pagar.
8. O valor de dividendos a receber não é considerado como operacional.

77

Seção VI - Sé

Investimentos

Investimentos

Os investimentos em imobilizado compreendem basicamente a reposição da depreciação. Tal racional foi adotado para a projeção uma vez que não é esperada abertura de novas lojas.

A movimentação do ativo permanente pode ser observado abaixo.

Capex (R$ mil)

6.011
6.182
6.369
6.562
6.761
6.965
7.176
7.394
7.618
7.848
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Saldo do imobilizado	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Saldo inicial	371.260	369.552	368.539	367.483	366.395	365.274	364.120	362.930	361.705	360.442	359.141
CAPEX Bruto	-	6.011	6.182	6.369	6.562	6.761	6.965	7.176	7.394	7.618	7.848
Depreciação	(1.708)	(7.025)	(7.238)	(7.457)	(7.683)	(7.915)	(8.155)	(8.402)	(8.656)	(8.918)	(9.188)
Saldo Final	369.552	368.539	367.483	366.395	365.274	364.120	362.930	361.705	360.442	359.141	357.801

(*) CAPEX líquido de impostos – os impostos são ativados como créditos tributários, os quais são aproveitados no período de 48 meses.

78

Seção VI - Sé

Projeção do Balanço Patrimonial

Projeção do Balanço Patrimonial

			Histórico	*Projetado*									
Balanço Patrimonial (R$ Mil)	**2010**	**2011**	**2012**	**2012**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Contas a receber	18.294	23.746	20.455	21.274	22.683	24.183	25.665	27.240	28.913	30.691	32.582	34.591	36.726	38.997
Estoques	88.795	101.107	87.740	87.740	90.823	97.602	104.717	111.140	117.966	125.220	132.930	141.126	149.838	159.100
Outros Créditos	8.287	3.573	6.162	4.255	4.537	4.837	5.133	5.448	5.783	6.138	6.516	6.918	7.345	7.799
Outras Contas a Receber	26.128	26.653	26.266	25.529	27.220	29.019	30.798	32.687	34.696	36.830	39.098	41.509	44.072	46.796
Impostos diferidos ativos	-	-	-	-	820	1.458	1.911	2.173	2.238	2.306	2.376	2.448	2.522	2.598
Ativo circulante não-financeiro	**141.503**	**155.080**	**140.623**	**138.798**	**146.083**	**157.098**	**168.223**	**178.687**	**189.595**	**201.185**	**213.502**	**226.591**	**240.503**	**255.291**
Imobilizado	348.746	372.792	371.260	369.552	368.539	367.483	366.395	365.274	364.120	362.930	361.705	360.442	359.141	357.801
Ativo Permanente	**348.746**	**372.792**	**371.260**	**369.552**	**368.539**	**367.483**	**366.395**	**365.274**	**364.120**	**362.930**	**361.705**	**360.442**	**359.141**	**357.801**
Total do Ativo	**490.249**	**527.872**	**511.883**	**508.350**	**514.621**	**524.581**	**534.618**	**543.962**	**553.715**	**564.116**	**575.207**	**587.034**	**599.645**	**613.092**
Fornecedores	36.291	39.027	24.310	24.310	25.164	27.042	29.014	30.793	32.685	34.695	36.831	39.102	41.515	44.082
Salários e encargos	12.138	13.701	18.047	14.484	15.572	16.791	17.757	18.850	20.012	21.247	22.560	23.956	25.439	27.017
Impostos a pagar	14.823	14.912	3.877	3.877	5.113	5.100	4.935	5.237	5.559	5.901	6.264	6.651	7.061	7.498
Outras Contas a Pagar	7.518	7.845	7.459	5.986	6.436	6.940	7.339	7.791	8.271	8.781	9.324	9.901	10.514	11.166
Passivo circulante não-financeiro	**70.770**	**75.486**	**53.693**	**48.657**	**52.285**	**55.874**	**59.044**	**62.672**	**66.527**	**70.624**	**74.979**	**79.609**	**84.530**	**89.763**
IR a pagar	51.324	42.395	-	-	-	-	-	-	(0)	0	-	(0)	(0)	0
Outros passivos	**51.324**	**42.395**	-	-	-	-	-	-	(0)	0	(0)	(0)	(0)	0
Patrimônio líquido	**368.155**	**409.991**	**458.190**	**459.693**	**462.337**	**468.707**	**475.574**	**481.290**	**487.188**	**493.492**	**500.228**	**507.425**	**515.114**	**523.329**
Total do Passivo	**490.249**	**527.872**	**511.883**	**508.350**	**514.621**	**524.581**	**534.618**	**543.962**	**553.715**	**564.116**	**575.207**	**587.034**	**599.645**	**613.092**

79

Seção VI - Sé
Fluxo de Caixa Projetado

Fluxo de caixa projetado

Fluxo de caixa (R$ 000)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Lucro antes das despesas financeiras	29.614	122.423	130.073	142.572	151.507	161.003	171.097	181.826	193.232	205.356	218.245
Depreciação	1.708	7.025	7.238	7.457	7.683	7.915	8.155	8.402	8.656	8.918	9.188
EBITDA	**31.322**	**129.447**	**137.311**	**150.028**	**159.189**	**168.918**	**179.252**	**190.228**	**201.888**	**214.274**	**227.433**
Despesas não operacionais	(1.923)	-	-	-	-	-	-	-	-	-	-
I.R. e C.S. pagos	(6.608)	(29.842)	(31.692)	(34.646)	(36.791)	(40.898)	(59.043)	(62.746)	(66.683)	(70.868)	(75.317)
Variação do capital de giro não financeiro	(3.211)	(3.657)	(7.426)	(7.954)	(6.837)	(7.053)	(7.493)	(7.961)	(8.460)	(8.990)	(9.555)
CAPEX	-	(6.011)	(6.182)	(6.369)	(6.562)	(6.761)	(6.965)	(7.176)	(7.394)	(7.618)	(7.848)
Fluxo de caixa operacional	**19.580**	**89.936**	**92.010**	**101.059**	**108.998**	**114.207**	**105.751**	**112.344**	**119.351**	**126.798**	**134.713**
Variação da dívida	-	-	-	-	-	-	-	-	-	-	-
Despesas financeiras líquidas	97	3.066	3.189	3.102	3.180	3.151	2.628	2.792	2.966	3.151	3.348
Fluxo de caixa líquido	**19.677**	**93.003**	**95.200**	**104.161**	**112.178**	**117.358**	**108.379**	**115.136**	**122.317**	**129.949**	**138.061**

Com base no fluxo de caixa projetado acima, os valores obtidos para o capital de Sé, exceto seus investimentos em Sendas, Barcelona, FIC e GPAMP, foram:

	Taxas de desconto		
R$ milhões	11,3%	11,8%	12,3%
Valor presente dos fluxos	641.220	626.909	613.082
Perpetuidade	773.677	684.357	608.794
Sub total	**1.414.898**	**1.311.266**	**1.221.876**
Ativos/passivos não operacionais	1.945.300	1.945.300	1.945.300 (d)
Valor do capital próprio	**3.360.197**	**3.256.566**	**3.167.176**

(d) Conforme descrito na página 77

80

Seção VII - FIC
Receita com operações de crédito

Receitas com operações de crédito

As receitas da intermediação financeira são oriundas dos produtos Crédito Direto ao Consumidor (“CDC”), Empréstimo Pessoal e financiamento de cartão de crédito (CDC, Empréstimo Pessoal, Flex, Private Label e Private Label embandeirado)

Com base na projeção dos saldos médios e taxas de juros mensais, calculou-se as receitas com operações de crédito. O crescimento médio do saldo de operações de crédito (CAGR) foi projetado como 7% ao ano.

O resultado histórico e a projeção das receitas são os seguintes:

em R$ mil	2010	2011	2012 (Histórico)	2013 (Projetado)	2014	2015	2016	2017	2018	2019	2020	2021	2022
Valores históricos e projeção													
CDC[1]	75.136	28.248	6.816	21.046	31.710	27.906	3.974	-	-	-	-	-	-
Cartões	592.384	537.402	401.667	428.182	424.361	467.716	540.952	576.519	614.426	654.824	697.879	743.764	792.667
Outros	66.015	63.159	42.068	-	-	-	-	-	-	-	-	-	-
Receita total com operações de crédito	**733.534**	**628.808**	**450.551**	**449.229**	**456.071**	**495.622**	**544.926**	**576.519**	**614.426**	**654.824**	**697.879**	**743.764**	**792.667**

[1] Considerou-se que esse produto não seria mais comercializado a partir de 2011

Podemos verificar no gráfico abaixo que a receita com operações de crédito acompanha o faturamento (compras efetuadas) com os cartões de crédito:

Receita com operações de crédito x faturamento dos cartões
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Receita total com operações de crédito
Faturamento dos cartões de crédito (por mês)

82

Seção VII - FIC

Receita com operações de crédito

Receita com Aplicações Interfinanceiras de Liquidez (AIL)

Calculado sobre o saldo médio de aplicações, aplicando-se 103% da taxa Selic. Considerou-se que em média as aplicações representam 14% da carteira de crédito, bruta da PCLD.

Receita com margem financeira de vencidos e recuperação de créditos baixados como prejuízo

Calculado como um percentual da carteira em atraso de 1 a 60 dias.

			Histórico	*Projetado*										
Em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receitas de aplicações interfinanceiras de liquidez														
Captação média (passivo médio)	70.067	217.090	70.517	17.125	74.319	81.181	91.126	104.240	95.021	101.269	107.927	115.023	122.586	130.646
Taxa de Juros - Selic em % a.a	10,8%	11,0%	7,2%	7,2%	7,2%	7,2%	8,5%	9,8%	9,8%	9,5%	9,5%	9,5%	9,5%	9,3%
Total das Receitas com AIL	6.573	22.734	6.243	1.206	5.325	6.623	8.311	10.415	9.494	10.118	10.784	11.493	12.248	131

83

Seção VII - FIC

Custo de Captação e PCLD

Custos de captação

Calculado considerando 103% da taxa Selic sobre uma base (conta de depósitos) que representa em média 89% da carteira de crédito bruta.

Provisão para Créditos de Liquidação Duvidosa (PCLD)

Foi projetada como um percentual das receitas com operações de crédito (média de 52% para o período projetado). A despesa com PCLD representou, na média do período projetado, 31% da carteira de crédito média anual (bruta da PCLD). Estes valores incluem descontos que são concedidos a clientes que negociam saldos em atraso.

			Histórico	Projetado										
em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Custo de captação														
Captação média (passivo médio)	731.356	1.005.523	867.480	179.463	777.004	900.019	993.624	1.146.135	1.044.770	1.113.463	1.186.674	1.264.697	1.347.851	1.436.472
Taxa de juros - Selic em % ao ano	10,8%	11,0%	7,2%	7,2%	7,2%	8,5%	9,8%	9,8%	9,8%	9,5%	9,5%	9,5%	9,5%	9,3%
Total do custo de captação	(70.607)	(114.345)	(77.276)	(20.234)	(82.122)	(88.666)	(95.689)	(101.408)	(104.389)	(111.252)	(118.567)	(126.363)	(134.671)	(143.526)
Provisão para Crédito de Liquidação Duvidosa														
% PCLD sobre receita Oper. Crédito	43,7%	60,9%	52,0%	52,0%	56,8%	52,6%	52,6%	52,6%	52,6%	52,6%	52,6%	52,6%	52,6%	52,6%
Total da despesa com PCLD	(317.643)	(378.579)	(236.445)	(75.423)	(236.238)	(239.836)	(260.635)	(286.563)	(303.177)	(323.111)	(344.355)	(366.997)	(391.127)	(416.843)
Total de outras Receitas/(despesas) com interm. financeira	(381.677)	(470.190)	(307.479)	(94.450)	(313.035)	(321.879)	(348.012)	(377.555)	(398.072)	(424.245)	(452.139)	(481.867)	(513.550)	(547.316)

84

Seção VII - FIC
Receita com Prestação de Serviço

Receitas com prestação de serviço

As receitas com prestação de serviços estão relacionadas a produtos agregados aos cartões de crédito. São receitas com tarifas (como anuidade, emissão de fatura e processamento de cobrança), venda de seguros por perda ou roubo, taxa de intercâmbio (cobrada dos lojistas sobre o valor de cada compra), overlimit (taxa por ter excedido o limite de crédito) entre outras receitas menos relevantes. A partir do histórico obteve-se o valor de cada serviço por cartão ao mês. Esses valores foram projetados e aplicados sobre o total de contas ativas ou faturamento mensal.

O quadro abaixo demonstra as principais linhas de receita, bem como suas premissas de projeção:

			Histórico	Projetado										
em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Valores históricos e projeção														
Anuidade (somente Co-Branded)														
Anuidade (R$ por conta no mês)	0,7	1,1	3,0	1,2	4,5	4,7	5,3	5,9	5,9	5,9	5,9	5,9	6,0	6,0
Receita com Anuidade (A)	30.200	47.383	129.931	50.155	194.378	207.349	239.363	271.938	276.717	283.528	287.435	295.539	303.934	312.825
Tarifa sobre emissão de fatura (exceto Co-Branded)														
Tarifa sobre emissão de fatura (R$ por conta ativada no mês)	3,2	3,4	0,8	-	-	-	-	-	-	-	-	-	-	-
Receita com emissão de fatura (B)	129.852	149.718	35.295	-	-	-	-	-	-	-	-	-	-	-
Taxa de intercâmbio														
Intercâmbio (% sobre faturamento)	1,6%	1,4%	1,0%	0,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%	1,3%
Receita com taxa de intercâmbio (C)	104.188	132.652	102.447	39.086	143.057	149.802	161.445	173.946	185.239	197.419	210.399	224.233	238.976	254.689
Processamento de cobrança														
Processamento de cobrança (R$ por conta no mês)	0,8	0,2	0,1	-	-	-	-	-	-	-	-	-	-	-
Receita com processamento de cobrança (D)	33.092	10.480	2.804	-	-	-	-	-	-	-	-	-	-	-
Overlimit														
Overlimit (R$ por cartão ativado no mês)	0,6	0,7	0,4	0,1	0,5	0,5	0,6	0,6	0,6	0,6	0,6	0,6	0,6	0,6
Receita com overlimit (E)	26.240	30.987	16.591	5.675	22.398	23.339	25.703	27.913	28.508	29.208	29.611	30.447	31.313	32.228
Seguros														
Seguros (R$ por conta no mês)	1,3	1,6	1,0	0,4	1,8	2,5	2,9	3,4	3,4	3,4	3,4	3,4	3,4	3,4
Receita com seguros (F)	53.823	69.066	42.773	15.145	78.213	111.730	129.033	155.873	157.744	161.675	163.914	168.517	173.274	178.406
Outras receitas/(despesas) na prest. de serviços														
Outras rec/(desp) na prest. serv (R$ por conta no mês)	(0,5)	0,1	(0,8)	(0,1)	(0,5)	(0,5)	(0,5)	(0,5)	(0,5)	(0,5)	(0,5)	(0,5)	(0,5)	(0,5)
Outras receitas/(despesas) na prest. de serviços (G)	14.936	20.003	(33.647)	(4.993)	(20.109)	(20.440)	(20.793)	(21.170)	(21.570)	(21.998)	(22.453)	(22.938)	(23.456)	(24.007)
Receitas com prestação de serviços (A+B+C+D+E+F+G)	392.331	460.289	296.193	105.068	417.938	471.780	534.750	608.501	626.637	649.832	668.906	695.797	724.041	754.141

85

Seção VII - FIC

Impostos e Receitas/Despesas operacionais

Impostos, SG&A e outras receitas ou despesas operacionais

A tabela abaixo demonstra as premissas de projeção das despesas com impostos (PIS, Cofins e ISS), SG&A (serviços, gerais e administrativas) e pessoal entre outras receitas e despesas operacionais:

			Histórico	Projetado										
em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Valores históricos e projeção														
Profit sharing	14.348	27.816	(874)	-	-	-	-	-	-	-	-	-	-	-
Rec. com margem finan. de venc e recup.	48.145	165.581	133.305	55.367	137.227	176.735	194.509	206.226	223.271	236.356	252.391	269.029	286.520	305.515
PIS, Cofins e ISS	(89.132)	(102.418)	(64.273)	(16.678)	(62.605)	(66.493)	(73.439)	(81.431)	(85.718)	(90.092)	(94.525)	(99.643)	(105.055)	(110.845)
SG&A	(442.409)	(500.075)	(364.854)	(143.260)	(501.290)	(522.066)	(544.506)	(580.915)	(591.929)	(603.668)	(616.179)	(629.512)	(643.722)	(658.867)
Pessoal	(76.024)	(81.900)	(60.792)	(24.154)	(126.723)	(109.700)	(100.752)	(107.760)	(108.781)	(109.057)	(109.098)	(109.102)	(109.102)	(109.102)
Desp. operacionais com cartões de crédito	(43.258)	(38.826)	(33.067)	(3.342)	(11.121)	(12.518)	(13.026)	(14.168)	(15.046)	(16.057)	(17.101)	(18.218)	(19.418)	(20.693)
Depreciação e amortização	(2.155)	(3.038)	(2.252)	(751)	(3.034)	(3.021)	(3.026)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)
Total das outras despesas op.	(590.485)	(532.860)	(392.807)	(132.818)	(567.548)	(537.062)	(540.240)	(581.073)	(581.229)	(585.543)	(587.538)	(590.471)	(593.802)	(597.016)

Profit sharing – é a receita referente ao resultado de operações de cartão de crédito Co-Branded. Por tratar-se de um produto não recorrente, não efetuamos projeção.

SG&A – as principais despesas aqui tratadas são com serviços de terceiros, fraudes, correios, processos judiciais e rateio de despesas da estrutura Itaú.

Pessoal – as despesas com pessoal foram calculadas com base no volume de novas contas.

Despesas operacionais com cartões de crédito – tratam-se de algumas despesas relacionadas ao negócio de cartão crédito como correios, custo de emissão do plástico etc.

Depreciação e amortização – refere-se substancialmente a amortização de valor pelo pela aquisição de carteira e depreciação de bens imobilizados.

86

Seção VII - FIC

Demonstração de Resultado projetado

			Historico	Projetado									
em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Receita de juros em Aplicações Interfinanceiras de Liquidez	6.573	22.734	6.243	1.206	5.325	6.623	8.311	10.415	9.494	10.118	10.784	11.493	12.248	13.054
Receita com operações de crédito	733.534	628.808	449.714	132.776	449.229	456.071	495.622	544.926	576.519	614.426	654.824	697.879	743.764	792.667
Receitas da intermediação financeira	**740.107**	**651.541**	**455.957**	**133.983**	**454.553**	**462.695**	**503.933**	**555.341**	**586.013**	**624.544**	**665.608**	**709.371**	**756.012**	**805.720**
Custo de captação	(70.607)	(114.345)	(77.276)	(20.234)	(82.122)	(88.666)	(95.689)	(101.408)	(104.389)	(111.252)	(118.567)	(126.363)	(134.671)	(143.526)
Provisão para créditos de liquidação duvidosa	(317.643)	(378.579)	(236.445)	(75.423)	(236.238)	(239.836)	(260.635)	(286.563)	(303.177)	(323.111)	(344.355)	(366.997)	(391.127)	(416.843)
Despesas da intermediação financeira	**(388.250)**	**(492.924)**	**(313.721)**	**(95.656)**	**(318.360)**	**(328.502)**	**(356.324)**	**(387.971)**	**(407.566)**	**(434.363)**	**(462.923)**	**(493.360)**	**(525.798)**	**(560.369)**
Resultado bruto da intermediação financeira	**351.857**	**158.618**	**142.235**	**38.327**	**136.193**	**134.192**	**147.610**	**167.371**	**178.448**	**190.181**	**202.685**	**216.012**	**230.214**	**245.351**
% margem bruta da intermediação financeira	47.5%	24.3%	31.2%	28.6%	30.0%	29.0%	29.3%	30.1%	30.5%	30.5%	30.5%	30.5%	30.5%	30.5%
Receita de serviços	392.331	460.289	296.193	105.068	417.938	471.780	534.750	608.501	626.637	649.832	668.906	695.797	724.041	754.141
Profit sharing	14.348	27.816	(874)	-	-	-	-	-	-	-	-	-	-	-
Receitas com margem finan. de venc e recuperação	48.145	165.581	133.305	55.367	137.227	176.735	194.509	206.226	223.271	236.356	252.391	269.029	286.520	305.515
PIS, Cofins e ISS	(89.132)	(102.418)	(64.273)	(16.678)	(62.605)	(66.493)	(73.439)	(81.431)	(85.718)	(90.092)	(94.525)	(99.643)	(105.055)	(110.845)
SG&A	(442.409)	(500.075)	(364.854)	(143.260)	(501.290)	(522.066)	(544.506)	(580.915)	(591.929)	(603.668)	(616.179)	(629.512)	(643.722)	(658.867)
Pessoal	(76.024)	(81.900)	(60.792)	(24.154)	(126.723)	(109.700)	(100.752)	(107.760)	(108.781)	(109.057)	(109.098)	(109.102)	(109.102)	(109.102)
Despesas operacionais com cartões de crédito	(43.258)	(38.826)	(33.067)	(3.342)	(11.121)	(12.518)	(13.026)	(14.168)	(15.046)	(16.057)	(17.101)	(18.218)	(19.418)	(20.693)
Depreciação e amortização	(2.155)	(3.038)	(2.252)	(751)	(3.034)	(3.021)	(3.026)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)
Ajuste de margem														
Outras receitas/(despesas) operacionais	**(198.154)**	**(72.571)**	**(96.614)**	**(27.750)**	**(149.610)**	**(65.282)**	**(5.490)**	**27.428**	**45.408**	**64.289**	**81.368**	**105.326**	**130.239**	**157.125**
Resultado operacional	**153.703**	**86.047**	**45.621**	**10.576**	**(13.417)**	**68.910**	**142.120**	**194.799**	**223.855**	**254.469**	**284.053**	**321.338**	**360.453**	**402.476**
% sobre receitas da intermediação financeira	21%	13%	10%	8%	-3%	15%	28%	35%	38%	41%	43%	45%	48%	50%
Imposto de renda e contribuição social	(59.108)	1.203	(19.060)	(6.046)	(1.693)	(5.507)	(19.706)	(33.983)	(89.542)	(101.788)	(113.621)	(128.535)	(144.181)	(160.990)
Lucro líquido	**94.595**	**87.250**	**26.561**	**4.531**	**(15.110)**	**63.403**	**122.413**	**160.816**	**134.313**	**152.682**	**170.432**	**192.803**	**216.272**	**241.486**

87

Seção VII - FIC

Balanço Patrimonial projetado

			Historico	Projetado											
em R$ mil	2010	2011	2012	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Caixa	4.821	4.351	11.253	15.004	15.004	15.004	15.004	15.004	15.004	15.004	15.004	15.004	15.004	15.004
Aplicações Interfinanceiras de Liquidez	19.624	131.156	13.852	69.525	75.827	86.043	95.968	111.356	100.941	107.578	114.652	122.190	130.224	138.786
Operações de Crédito	1.226.341	1.415.453	793.373	1.057.831	815.821	828.247	900.073	989.612	1.046.987	1.115.826	1.189.192	1.267.381	1.350.711	1.439.521
Operações de Crédito	1.646.912	1.901.270	1.154.607	1.539.476	1.187.276	1.205.360	1.309.890	1.440.197	1.523.695	1.623.878	1.730.648	1.844.438	1.965.709	2.094.955
(Provisão para Operações de Crédito de Liquidação Duvidosa)	(420.571)	(485.817)	(361.234)	(481.645)	(371.455)	(377.113)	(409.816)	(450.584)	(476.708)	(508.052)	(541.456)	(577.057)	(614.998)	(655.434)
Outros Créditos	2.080.456	2.093.909	2.428.658	3.238.211	3.222.041	3.388.469	3.742.942	3.591.556	3.705.579	3.812.663	3.932.727	4.059.403	3.872.255	4.337.881
Rendas a Receber	7.405	4.373	1.712	2.283	2.318	2.357	2.571	2.441	2.487	2.536	2.589	2.645	2.481	2.768
Operações com Características de Concessão de Crédito	1.737.440	1.723.007	2.093.265	2.791.020	2.925.342	2.981.324	3.295.336	3.104.572	3.172.338	3.244.559	3.321.530	3.403.561	3.158.905	3.584.158
Diversos	430.792	428.264	401.982	535.976	389.831	502.066	552.558	585.842	634.264	671.434	716.987	764.252	813.941	867.902
(Provisão para Outros Créditos de Liquidação Duvidosa)	(95.181)	(61.735)	(68.301)	(91.068)	(95.451)	(97.277)	(107.523)	(101.299)	(103.510)	(105.867)	(108.378)	(111.055)	(103.072)	(116.947)
Outros Valores e Bens	238	1.468	1.421	1.895										
Permanente	36.662	40.813	42.113	56.151	56.151	56.151	56.151	56.151	56.151	56.151	56.151	56.151	56.151	56.151
Total do Ativo	3.368.142	3.687.150	3.290.670	4.438.616	4.184.843	4.373.914	4.810.138	4.763.678	4.924.661	5.107.223	5.307.725	5.520.129	5.424.344	5.987.342
Depósitos	853.420	1.237.706	1.024.541	1.732.934	1.058.816	1.168.549	1.271.654	1.301.507	1.280.617	1.350.845	1.434.172	1.516.955	1.563.580	1.699.577
Outras Obrigações	1.965.884	1.804.927	1.607.038	2.142.717	2.591.387	2.661.096	2.939.805	2.871.351	3.033.561	3.123.481	3.216.770	3.320.934	3.194.565	3.549.480
Cobrança e Arrecadação de Tributos e Assemelhados	1.373	2.091	348	464	1.313	1.470	1.902	2.357	3.579	3.918	4.250	4.659	5.089	5.551
Sociais e Estatutárias	23.030	547	18.010	24.013	67.947	76.085	98.430	121.963	185.204	202.767	219.956	241.124	263.377	287.259
Fiscais e Previdenciárias	72.033	11.521	11.620	15.493	43.839	49.090	63.507	78.690	119.493	130.825	141.915	155.573	169.930	185.339
Operações com Cartões de Crédito	1.709.578	1.713.847	1.493.113	1.990.817	2.086.628	2.126.560	2.350.543	2.214.472	2.262.809	2.314.324	2.369.227	2.427.739	2.253.227	2.556.558
Diversas	159.870	76.921	83.947	111.929	391.659	407.891	425.424	453.870	462.475	471.647	481.422	491.839	502.942	514.774
Patrimônio Líquido	548.838	644.517	659.091	562.964	534.640	544.269	598.679	590.820	610.484	632.897	656.783	682.240	666.200	738.285
Total do Passivo	3.368.142	3.687.150	3.290.670	4.438.616	4.184.843	4.373.914	4.810.138	4.763.678	4.924.661	5.107.223	5.307.725	5.520.129	5.424.344	5.987.342
Capital de Giro				504.919	478.490	488.118	542.529	534.669	554.334	576.746	600.632	626.089	610.049	682.134
Variação no capital de giro					(26.430)	9.629	54.410	(7.859)	19.664	22.413	23.886	25.457	(16.040)	72.085

A necessidade de capital foi calculada levando em consideração as seguintes contas contábeis:

ATIVO: caixa, aplicações interfinanceiras de liquidez, operações de crédito e outros créditos

PASSIVO: depósitos e outras obrigações.

O capital projetado tem por base a regra de Acordo de Capital de Basiléia. Os ajustes de excesso e falta de caixa são realizados na conta de Depósitos.

88

Seção VII - FIC

Demonstração do Fluxo de Caixa

R$ mil	Projetado 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
(-) Tributos	(16.678)	(62.605)	(66.493)	(73.439)	(81.431)	(85.718)	(90.092)	(94.525)	(99.643)	(105.055)	(110.845)
(-) PDD	(75.423)	(236.238)	(239.836)	(260.635)	(286.563)	(303.177)	(323.111)	(344.355)	(366.997)	(391.127)	(416.843)
(-) Despesas (ex-deprec. e amort.)	(146.602)	(512.412)	(534.583)	(557.532)	(595.083)	(606.975)	(619.725)	(633.280)	(647.730)	(663.141)	(679.559)
(-) Juros pagos	(20.234)	(82.122)	(88.666)	(95.689)	(101.408)	(104.389)	(111.252)	(118.567)	(126.363)	(134.671)	(143.526)
(-) Investimentos CAPEX	(3.003)	(3.034)	(3.021)	(3.026)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)	(3.025)
Saídas de caixa	**(261.940)**	**(896.411)**	**(932.600)**	**(990.321)**	**(1.067.509)**	**(1.103.285)**	**(1.147.205)**	**(1.193.753)**	**(1.243.758)**	**(1.297.019)**	**(1.353.799)**
(+) Receitas de juros recebidos	133.983	454.553	462.695	503.933	555.341	586.013	624.544	665.608	709.371	756.012	805.720
(+) Receitas de serviços	105.068	417.938	471.780	534.750	608.501	626.637	649.832	668.906	695.797	724.041	754.141
(+) Recuperação de crédito etc.	55.367	137.227	176.735	194.509	206.226	223.271	236.356	252.391	269.029	286.520	305.515
Entradas de caixa	**294.418**	**1.009.718**	**1.111.210**	**1.233.193**	**1.370.068**	**1.435.921**	**1.510.731**	**1.586.905**	**1.674.197**	**1.766.573**	**1.865.377**
(+/-) Variação no capital de giro	-	26.430	(9.629)	(54.410)	7.859	(19.664)	(22.413)	(23.886)	(25.457)	16.040	(72.085)
Necessidade de caixa	**32.478**	**139.736**	**168.981**	**188.461**	**310.418**	**312.972**	**341.113**	**369.265**	**404.983**	**485.594**	**439.493**
(-) IR & CSSL	(6.046)	(1.693)	(5.507)	(19.706)	(33.983)	(89.542)	(101.788)	(113.621)	(128.535)	(144.181)	(160.990)
Caixa Final	**26.432**	**138.043**	**163.474**	**168.755**	**276.435**	**223.430**	**239.326**	**255.644**	**276.448**	**341.413**	**278.502**

O imposto de renda e contribuição social sobre o lucro foram calculados considerando alíquota de 40% sobre lucro antes de IR/CSLL. Considerou-se investimentos em CAPEX no mesmo montante da depreciação.

Com base no fluxo de caixa projetado acima, os valores obtidos para o capital de FIC foram:

	Taxas de desconto		
R$ milhões	14,6%	15,1%	15,6%
Valor presente dos fluxos	1.087.951	1.063.582	1.040.018
Perpetuidade	472.431	436.844	404.459
Sub total	**1.560.382**	**1.500.426**	**1.444.477**
Ativos/passivos não operacionais	-	-	-
Valor do capital próprio	**1.560.382**	**1.500.426**	**1.444.477**

89

Limitações de Responsabilidade

Nossa avaliação é apenas um dos diversos fatores a serem considerados para se chegar ao valor de uma empresa ou de um negócio, determinável basicamente por meio de negociação de livre iniciativa entre as partes interessadas, em um mercado livre e aberto, onde nenhuma das partes tenha motivos especiais para comprar ou para vender e ambas tenham bom conhecimento dos fatos relevantes.

Ao elaborarmos nosso trabalho, utilizamos informações e dados históricos e projetados, auditados e não auditados, fornecidos por escrito ou verbalmente pela Administração ou obtidos das fontes mencionadas. Estas informações foram objeto de nossas análises críticas que basearam nossas conclusões. Especificamente, para as operações cindidas, os balanços de abertura foram fornecidos pela Administração, conforme seus estudos para a presente reestruturação.

O valor dos investimentos considerados nas projeções não foi analisado nem discutido por ou com técnicos independentes especialistas na questão sendo, portanto, baseado nas estimativas da Administração. Adicionalmente, como toda previsão é subjetiva e depende de julgamentos individuais, estando sujeita a incertezas, não apresentamos as previsões como resultados específicos a serem atingidos. Portanto, não estamos em condições de emitir e não emitimos parecer sobre os dados históricos, projeções e demais informações contidas em nosso relatório.

Nossos trabalhos de avaliação econômico-financeira não levaram em consideração quaisquer tipos de contingências, insuficiências ou superveniências ativas ou passivas, que não estavam registradas nas posições patrimoniais da Data-Base do trabalho, fornecidas pela Administração. Consequentemente, nossas conclusões não consideraram o seu efeito, se houver, sobre os resultados futuros e sobre o valor de avaliação da Empresa e dos segmentos de negócio.

Nosso trabalho foi desenvolvido visando os objetivos já descritos na seção Escopo e Objetivo. Portanto, (i) nosso trabalho (incluindo análises, resultados, conclusões, relatórios e qualquer outra informação) não deverá ser utilizado para outras finalidades que não a citada, e (ii) nossos relatórios não deverão ser publicados, circulados, reproduzidos, ou divulgados a terceiros sem nossa aprovação prévia, por escrito, em cada caso, que poderá ou não ser concedida ou ainda poderá ser concedida observando determinadas condições. No caso de concedermos permissão de acesso ao nosso relatório a um terceiro, este acesso estará sujeito a que (i) este terceiro assine um documento isentando a PwC CFR de responsabilidade em relação ao trabalho e ao nosso relatório (sendo os termos deste documento determinados exclusivamente pela PwC CFR), e (ii) o relatório final seja apresentado na íntegra. O acesso ao nosso relatório pelos auditores e advogados da Empresa e pelas autoridades tributárias brasileiras está previamente autorizado, desde que visando a atender os objetivos descritos anteriormente e que informado previamente a nós por V.Sas.

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Limitações de Responsabilidade

Nosso relatório não deve ser divulgado ou referido ao público (no todo ou em parte) através de site de Internet, propaganda, relações públicas ou com investidores, notícias, mídia ou qualquer outro meio de comunicação, ou referenciado em qualquer publicação ou oferta pública ou privada, incluindo, mas não se limitando, aos documentos preenchidos junto à Comissão de Valores Mobiliários (CVM), à Securities and Exchange Commission (SEC), ou outra agência reguladora ou governamental, sem nossa prévia autorização, por escrito, que poderá ou não ser concedida.

Quaisquer relatórios em forma de minuta ou apresentações preliminares de nosso trabalho são emitidos unicamente para discussão entre a Administração e a PwC CFR. Portanto deverão ser utilizados apenas para esta finalidade e não devem ser considerados como documentos finais, pois podem sofrer alterações significativas. As conclusões válidas de nossos trabalhos são expressas unicamente em nosso relatório final assinado.

Na eventualidade de, a qualquer tempo, tomarmos conhecimento de fatos ou informações que não nos tenham sido fornecidos antes da emissão do nosso relatório final, reservamo-nos o direito de rever os cálculos, resultados e conclusões. Não nos responsabilizaremos pela atualização de nosso relatório em função de eventos ou circunstâncias ocorridas após a data de emissão do mesmo.

Não assumiremos qualquer responsabilidade por perdas ocasionadas ao Grupo Pão de Açúcar, Companhia Brasileira de Distribuição, Sendas, Sé, Xantocarpa, empresas a estas ligadas, a seus acionistas, diretores ou a outras partes, como conseqüência da nossa utilização dos dados e informações fornecidas pela Administração ou obtidas de outras fontes, assim como da publicação, divulgação, reprodução ou utilização de nosso relatório de forma contrária ou sem observância das ressalvas dos parágrafos anteriores.

Em nenhuma circunstância a PwC CFR, seus sócios, prepostos e funcionários serão responsáveis por indenizar qualquer parte direta ou indiretamente prejudicada pelos serviços a serem por nós prestados, exceto na hipótese em que os eventuais prejuízos tenham sido causados por conduta antiética ou fraudulenta por parte da PwC CFR e diretamente relacionados com os serviços prestados. Em nenhuma circunstância, a PwC CFR será responsável por valores que excedam o valor de nossa proposta para este trabalho.

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Anexo 1 - Taxa de Desconto

Operações Varejo

CAPM

A taxa de desconto utilizada para trazer a valor presente os fluxos de caixa de Sendas, Xantocarpa, Barcelona e Sé foi calculada com base na metodologia CAPM *(Capital Asset Pricing Model)*, de acordo com a seguinte fórmula:

Custo do capital próprio = Rf / i EUA* i Brasil + Beta x (Rm – Rf) + Risco país + Size Premium

As premissas usadas para as variáveis acima descritas foram:

- **Taxa livre de risco (Rf)** = 2,39% – média do T-Bond de 10 anos para um período histórico de 2 anos (fonte: Bloomberg);
- **Inflação norte-americana (i EUA)** = 2,00% – inflação projetada para os anos após a Data-Base (fonte: US Congressional Budget Office);
- **Inflação brasileira (i Brasil)** = 4,75% – IPCA médio projetado para os anos após a Data-Base (fonte: Relatório Focus – Bacen);
- **Beta desalavancado** = 0,79 - Média das empresas comparáveis (fonte: Bloomberg);
- **Prêmio de risco de mercado (Rm - Rf)** = 6,70% – média aritmética dos retornos acima da taxa livre de risco para o período de 50 anos até a Data-Base (fonte: Ibbotson);
- **Risco país** = 1,93% – baseado na média histórica de 2 anos do EMBI +BR (fonte: Bloomberg);

Custo de capital próprio: Ke = 11,77% ao ano (em moeda corrente). Desta forma, adotamos as taxas de 11,27%, 11,77% e 12,27% ao ano.

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Anexo 1 – Taxa de Desconto
FIC

CAPM

A taxa de desconto utilizada para trazer a valor presente os fluxos de caixa de FIC foi calculada com base na metodologia CAPM *(Capital Asset Pricing Model)*, de acordo com a seguinte fórmula:

Custo do capital próprio = Rf / i EUA* i Brasil + Beta x (Rm – Rf) + Risco país + Size Premium

As premissas usadas para as variáveis acima descritas foram:

- **Taxa livre de risco (Rf)** = 3,66% – média do T-Bond de 10 anos para um período histórico de 2 anos (fonte: Bloomberg);
- **Inflação norte-americana (i EUA)** = 1,55% – inflação projetada para os anos após a Data-Base (fonte: US Congressional Budget Office);
- **Inflação brasileira (i Brasil)** = 4,44% – IPCA médio projetado para os anos após a Data-Base (fonte: Relatório Focus – Bacen);
- **Beta desalavancado** = 1 - Média das empresas comparáveis (fonte: Bloomberg);
- **Prêmio de risco de mercado (Rm - Rf)** = 5% – média aritmética dos retornos acima da taxa livre de risco para o período de 50 anos até a Data-Base (fonte: Ibbotson);
- **Risco país** = 1,95% – baseado na média histórica de 2 anos do EMBI +BR (fonte: Bloomberg);

Custo de capital próprio: Ke = 15,10% ao ano (em moeda corrente). Desta forma, adotamos as taxas de 14,6%, 15,1% e 16,1% ao ano.

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Anexo 2
Glossário

ABRAS	Associação Brasileira de Supermercados
AFAC	Adiantamento para Futuro Aumento de Capital
APAS	Associação Paulista de Supermercados
Bacen	Banco Central do Brasil
Beta	Índice que mede a variação de uma ação em relação a uma carteira de investimento perfeitamente diversificada
CAGR	Termo em inglês para taxa de crescimento médio composto (*Compound Average Growth Rate*)
Capex	Termo em inglês para gastos em bens de capital (*Capital expenditure*)
CDI	Taxa média praticada pelas instituições financeiras nas operações com Certificados de Depósitos Interfinanceiros
Cofins	Contribuição para o Financiamento da Seguridade Social
CS ou CSLL	Contribuição Social sobre o Lucro Líquido
EBITDA	Sigla em inglês para lucro antes do juros, impostos, depreciação e amortização – LAJIDA (*Earnings before interest, taxes, depreciation and amortization*)
EMBI+BR	Termo em inglês para índice dos títulos de países emergentes, calculado pelo Banco JP Morgan (*Emerging Markets Bond Index*)

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Anexo 2
Glossário

ICMS	Imposto sobre a Circulação de Mercadorias e Serviços
IPCA	Índice de Preços ao Consumidor Amplo
IPTU	Imposto Predial e Territorial Urbano
IR	Imposto de Renda
PIB	Produto Interno Bruto
T-Bond	Termo em inglês para título de renda fixa emitido pelo governo americano (*Treasury Bond*)

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O termo "PwC" refere-se à rede (network) de firmas membro da PricewaterhouseCoopers International Limited (PwCIL) ou, conforme o contexto determina, a cada uma das firmas membro participantes da rede da PwC. Cada firma membro da rede constitui uma pessoa jurídica separada e independente e que não atua como agente da PwCIL nem de qualquer outra firma membro. A PwCIL não presta serviços a clientes. A PwCIL não é responsável ou se obriga pelos atos ou omissões de qualquer de suas firmas membro, tampouco controla o julgamento profissional das referidas firmas ou pode obrigá-las de qualquer forma. Nenhuma firma membro é responsável pelos atos ou omissões de outra firma membro, nem controla o julgamento profissional de outra firma membro ou da PwCIL, nem pode obrigá-las de qualquer forma.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

SPECIAL SHAREHOLDERS MEETING TO BE HELD

ON DECEMBER 28, 2012, AT 11 A.M.

EXHIBIT II TO THE MANAGEMENT PROPOSAL

Agreement for Protocol and Justification for the Partial and Discretionary spin-off of Barcelona Comércio Varejista e Atacadista S.A., followed by the merger of the spun-off asset by Sendas Distribuidora S.A.

Agreement for Protocol and justification of Partial Split-off of Barcelona Comércio Varejista e Atacadista S.A., followed by the merger of the Assets Spun-off by Sendas Distribuidora S.A.

By this private instrument and pursuant to law, the managers of companies,

(A)    Barcelona Comércio Varejista e Atacadista S.A.,   an incorporated company (sociedade por ações), with its headquarters in the City of São Paulo, State of São Paulo, at Rua Manilha, Nº. 42, Sobreloja, Vila Carrão, enrolled in the CNPJ/MF under Nº 07.170.943/0001-01, herein represented by its bylaws by Messrs. José Roberto Coimbra Tambasco, Brazilian, divorced, business administrator, bearer of Identity Card R.G. Nº 7.659.908-5 SSP/SP, enrolled in the CPF/MF under Nº 966.121.508-15, and Enéas César Pestana Neto, Brazilian, married, accountant, bearer of Identity Card R.G. Nº 11.383.698-3 SSP/SP, enrolled in the CPF/MF under Nº 023.327.978-40, both resident and domiciled in the City of São Paulo, State of São Paulo, with its commercial address at Av. Brigadeiro Luís Antônio, Nº 3172, Jardim Paulista, henceforth referred to as “Barcelona” or “Split Company”; and

(B)     Sendas Distribuidora S.A., an incorporated company (sociedade por ações), with its headquarters in the City of São João de Meriti, State of Rio de Janeiro, at Rua João Antônio Sendas, 286, José Bonifácio, enrolled in the CNPJ/MF under Nº 06.057.223/0001-71, herein represented by its bylaws by Messrs. José Roberto Coimbra Tambasco, identified above, and Vitor Fagá de Almeida, Brazilian, married, economist, bearer of Identity Card R.G. nº 25.209.660-5 SSP/SP, enrolled in the CPF/MF under Nº 204.156.108-42, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3172, both resident and domiciled in the City of São Paulo, State of São Paulo, with its commercial address at Av. Brigadeiro Luís Antônio, Nº 3172, Jardim Paulista, henceforth referred to as “Sendas” or “Acquiring Company”;

The Split Company and the Acquiring Company henceforth individually referred to as “Party” and jointly as “Parties”,

HAVE DECIDED to execute this “Agreement for Protocol and justification of Partial Split-off of Barcelona Comércio Varejista e Atacadista S.A., followed by the merger of the Assets Spun-off by Sendas Distribuidora S.A.” (the “Protocol”), pursuant to Articles 224 and 225 of Law Nº 6,404 of December 15  1976, as amended (“Brazilian Corporate Law”), in compliance with the terms, clauses and conditions evidenced ahead.

1.         Description of intended operation

            1.1.      The Protocol herein has the purpose of making evident the substance of the justifications, terms and conditions of the operation of Partial Split-off of Barcelona, with allocation of part of its assets, which shall be conveyed to Sendas, as provided for under articles 227 and 229 of the Brazilian Corporate Law (the “Operation”).

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            1.2.      Barcelona is a incorporated company (sociedade por ações) whose corporate capital is one hundred and nine million three hundred and twenty-eight thousand seven hundred and ninety-eight Reais  and forty-one cents of Reais  (R$109,328,798.41), represented by twenty-one million seven hundred and three thousand four hundred and fifty-three (21,703,453) common shares, all registered and without par value.

1.3.      Sendas is an incorporated company (sociedade por ações) whose corporate capital is eight hundred and thirty-five million six hundred and seventy-seven thousand Reais  (R$835,677,000.00), represented by seventy hundred million and two thousand (700,002,000) common shares and one hundred and fifty-seven million eighty-two thousand eight hundred and two (157,082,802) preferred shares, all registered and without par value.

                        1.3.1.   Before the implementation of the Operation, Sendas shall have suffered the partial split-off, in accordance with the terms of the Agreement for Protocol and Justification of Partial Split-off of Sendas Distribuidora S.A., followed by the merger of the Assets Spun-off by Companhia Brasileira de Distribuição, executed between Sendas and Companhia Brasileira de Distribuição (“CBD”), so that CBD will no longer be a shareholder of Sendas ( “Sendas Split-Off”).

            1.4.      Barcelona holds two hundred and fifty million and one thousand (250,001,000) common shares issued by Sendas.

            1.5.      The portion of the assets of Barcelona to be incorporated by Sendas is formed by financial assets and liabilities, corporate interest in Sendas and intangible assets (the “Spun-off Assets””).

2.         Justification of the Operation

            2.1.      The signatory parties to this Protocol are companies that belong to the same economic group, and the Operation is part of a larger project for restructuring the group that shall be fully implemented from year 2013 to year 2014 and that mainly aims at obtaining considerable administrative, economic and financial benefits, mainly through the rationalization and simplification of the corporate structure of the group, making it possible to consolidate and write down operational costs and expenses and make it feasible to seize operational and tax synergies  of the Parties. It is thus justified the lawful interests of the Split Company and of the Acquiring Company, as well as of their shareholders and administrators, in implementing the Operation.

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3.         Valuation of the Spun-off assets and Base date of the Operation

            3.1.      Equity Version and Valuation. Because of the Operation, the Spun-off Assets shall be transferred to Sendas. For purposes of the Operation, the Spun-off Assets shall be valuated based on their book value and their respective report (the “Evaluation Report”) shall be prepared by specialized firm Magalhães Andrade S/S Auditores Independentes, enrolled in the CNPJ/MF under Nº 62.657.242/0001-00, registered with the registry of the CRC/SP under Nº 2SP000233/O-3, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º floor, Jardim Paulistano, CEP 01452-001 (the “Evaluation Firm”), which has represented that there is no conflict or pooling of interests, current or potential, with the shareholders of Barcelona or with the shareholders of Sendas. The Evaluation Report shall be attached to this Protocol as Exhibit 3.1. All valuations prepared for purposes of the Operation had as base date September 30 2012 (the “Base Date”).

3.2.      Equity Changes: The equity changes between the Base date and the date of the effective incorporation of the Spun-off Assets shall be absorbed by Sendas.

4.         Reduction in the Corporate Capital of Barcelona

            4.1.      Reduction in the Corporate Capital of Barcelona. As a result of the transfer of the Spun-off Assets to Sendas, the corporate capital of Barcelona shall be reduced by five hundred and fifty-two thousand four hundred and thirty Reais  (R$552,430.00), corresponding to the net book value of the Spun-off Assets, upon cancellation, based on the economic relation existing between the Spun-off Assets and the total assets of Barcelona, in accordance with the terms of the Economics Evaluation Report, attached to this Protocol as Exhibit 4.1 (the “Economic EvaluationEvaluation Report”), of three million eight hundred and forty-six thousand four hundred and thirty-eight (3,846,438) common shares, registered and without face value, all held by SÉ Supermercados Ltda. (“SÉ”). The corporate capital of the Split Company shall go from its current one hundred and nine million three hundred and twenty-eight thousand seven hundred and ninety-eight Reais  and forty-one cents of Reais  (R$109,328,798.41), represented by twenty-one million seven hundred and three thousand four hundred and fifty-three (21,703,453) common shares, registered and without face value, to one hundred and eight million seven hundred and seventy-six thousand three hundred and sixty-eight Reais  and forty-one cents of Reais  (R$108,776,368.41), represented by seventeen million eight hundred and fifty-seven thousand fifteen (17,857,015) common shares, registered and without face value, distributed among its shareholders as follows:

Shareholders

Common shares

Nº

%

Sé Supermercados Ltda.	17,857,005	100
Companhia Brasileira de Distribuição	10	0,00
Total of Shares	17,857,015
Corporate capital (R$)	108,776,368.41

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            4.2.      The Economic Evaluation Report shall be prepared by specialized firm PricewaterhouseCoopers Corporate Finance & Recovery Ltda., enrolled in the CNPJ/MF under Nº 05.487.514/0001-37, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 1˚ andar, CEP 05001-100.

5.         Lack of increase in the Corporate capital of Sendas

            5.1.      Lack of increase in the Corporate capital of Sendas. The Operation shall not bring about changes in the corporate capital of the Acquiring Company, as the net book value of the Spun-off Assets conveyed to Sendas is equivalent to the economic value of the shares issued by Sendas held by Barcelona. Such shares held by Barcelona shall be cancelled, replaced by new shares issued by Sendas and delivered to the shareholder of Barcelona. SÉ, which, because of the partial split-off of Barcelona, had a portion of its shares cancelled, as shown in the prior item. Therefore, the shares that used to be owned by Barcelona shall be owned by SÉ, and the Sendas ownership structure, already taking into account the Split-Off Sendas, shall have the following composition:

Shareholders

Common shares

Nº

%

Sé Supermercados Ltda.	700,001,000	100
Total of Shares	700,001,000
Corporate capital (R$)	835,172,983.00

6.         Further conditions Applicable to the Operation

            6.1.      Amendment to the do Bylaws of Barcelona. The Bylaws of Barcelona shall be amended in order to evidence the Reduction in the Corporate Capital of Barcelona provided for in this Protocol.

            6.2.      Amendment to the do Bylaws of Sendas.       The Bylaws of Sendas shall not be amended in view that the Operation shall not bring about any change to its corporate capital.

            6.3.      Implementation. The administrators of both the Split Company and the Acquiring Company shall practice all further acts that may be necessary to the perfect regularization of what has been established in the Protocol herein, including, but not limited to, registrations, filings, and annotations with the qualified public bodies.

            6.4.      Succession in Rights and Obligations. Sendas shall succeed Barcelona only in its rights and obligations transferred as a result of the incorporation of the Spun-off Assets, without any joint liability regarding the remaining equity of Barcelona, as allowed by the sole paragraph of Article 233 of the Brazilian Corporate Law.

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6.5.      Corporate Acts to Resolve on the Operation. There shall be called and held the extraordinary general meetings of the Split Company and of the Acquiring Company to appreciate the Protocol herein, to ratify the retaining of the Evaluation Firm, to approve the Valuation Report and to approve the Operation.

            6.6.      Approval. This Protocol contains the conditions required by the Brazilian Corporate Law for the proposal of Partial Split-off of Barcelona and incorporation of the Spun-off Assets by Sendas, and shall be submitted to appreciation and approval of the shareholders of the Parties assembled at an extraordinary general meeting.

            6.7.      Effects. Should the Operation be approved, it shall produce effects as of December 31 2012.

            IN WITNESS WHEREOF, the parties execute the instrument herein in six (6) counterparts of the same content and to one sole effect, with the two witnesses below present throughout.

São Paulo, November 28 2012

Split Company:

Barcelona Comércio Varejista e Atacadista S.A.

José Roberto Coimbra Tambasco	Enéas César Pestana Neto
Chief Executive Officer	Executive Officer

Acquiring Company:

Sendas Distribuidora S.A.

José Roberto Coimbra Tambasco	Vitor Fagá de Almeida
Chief Executive Officer	Executive Officer

Witnesses:

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1. ________________________________ Name: R.G.: CPF/MF:	2. ________________________________ Name: R.G.: CPF/MF:

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Agreement of Protocol and justification of Partial Split-off of Barcelona Comércio Varejista e Atacadista S.A., followed by the Merger of the Spun-off assets by Sendas Distribuidora S.A.

EXHIBIT 3.1

ACCOUNTING EVALUATION REPORT OF THE SPUN-OFF ASSETS

 OF BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A.

BARCELONA COMÉRCIO
VAREJISTA E ATACADISTA S.A.

Evaluation Report of the equity value
for purposes of spin-off and merger

11.28.12                                 1 00 070/12

Magalhães Andrade S/S Auditores Independentes

Av. Brigadeiro Faria Lima, 1893 – 6o andar - Jardim Paulistano - 01452-001 São Paulo SP Tel. (55 11) 3814-3377 Fax: (55 11) 3813-4822 magalhaesandrade@magalhaesandrade.com.br

www.magalhaesandrade.com.br

Dear Shareholders of

SENDAS DISTRIBUIDORA S.A. e

BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, an audit and consulting firm, registered with the Regional Board of Accountancy of the State of São Paulo under no. 2SP000233/O-3 and secondary registration with the Regional Board of Accountancy of the State of Rio de Janeiro, registered with the Brazilian Ministry of Finance under Brazilian Federal Employer Taxpayer Identification Number 62.657.242/0001-00 and with registered office located at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, Capital City, appointed by you as an expert appraiser for performing an appraisal of the book value of the net worth of BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A., for purposes of spin-off with merger into the equity of SENDAS DISTRIBUIDORA S.A., subject to the diligences and verifications required to the delivery of the work, hereby presents the following within

Evaluation Report

In witness whereof, the undersigned has hereunto set his name and seal.

São Paulo, on the 28th day of November, 2012.

MAGALHÃES ANDRADE S/S
Auditores Independentes
CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

Evaluation Report

INTRODUCTION

1.         This merger operation is a result of the process of corporate reorganization, with alignment of the operating activities, and shall provide an advantage to the companies involved by reason of administrative and management simplification, saving operating costs and enabling the development and streamlining of activities now undertaken in an independent manner.

2.         BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A. (BARCELONA) and SENDAS DISTRIBUIDORA S.A. (SENDAS), are companies belonging to the same economic group and the merger into the latter of a spun-off portion from the first one is part of a project for restructuring the group, which must be fully implemented between the years 2013 and 2014 aiming particularly to obtain considerable benefits in administrative, economic and financial fields, specially by streamlining and simplifying the corporate structure of the group, so enabling the strengthening and reduction of expenditures and operating expenses and making feasible the capture of tax and operating synergies.

3.         This REPORT, therefore, is intended to determine the book value of the equity to be merged, taking into account the equity position of BARCELONA  as of September 30th, 2012.

4.         The Report is being issued in connection with the audit examination of the balance sheets of BARCELONA, prepared for such purpose on September 30th, 2012. The company’s management is responsible for the preparation and proper presentation of such account statement in accordance with accounting practices adopted in Brazil and for the internal controls as the management has determined as necessary to enable the preparation of accounting statements accounting statements with no material misrepresentation, regardless of if it is a result of fraud or error.

5.         Our examination was performed in accordance with the Brazilian and international audit standards. Such standards require the compliance with ethical requirements by auditors and the audit to be planned and performed intending to obtain reasonable assurance about if the accounting statements are free of material misrepresentation.

6.         An audit involves performing selected procedures to obtain evidence about the amounts and disclosures presented in the accounting statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misrepresentation in accounting statements, regardless of if it is a result of fraud or error. In such risk assessment, the auditor considers internal controls relevant to the preparation and proper presentation of the accounting statements of the Company in order to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates performed by the management, as well as evaluating the presentation of the accounting statements taken as a whole.

7.         We believe that the audit evidence we have obtained is sufficient and appropriate to provide a ground for our opinion.

EQUITY POSITION OF BARCELONA

8.         The equity of BARCELONA  is composed by assets and liabilities arising from their operations.

9.         The assessment is made in a book value basis, in compliance with the provisions of section 226 of Law 6.404/76 and based on the assets position reflected on the Balance Sheet prepared as of September 30th, 2012, shown in EXHIBIT 1 and whose equity position is summarized below:

ASSET	2,157,364,967
(-) LIABILITY	1,835,185,911
NET WORTH	322,179,056

10.       Such balance has been prepared in accordance with accounting practices adopted in Brazil and taken into account, for purposes of assessment, the company running, according to the concept of continuance of ordinary business.

11.       BARCELONA  keeps its accounting regular, its operations being entered in proper book and its balances properly composed and reconciled.

12.       It was resolved to formalize a credit assignment agreement between CBD  and BARCELONA, under which BARCELONA shall undertake the debt of CBD  to SENDAS. The Management intends to include such liability in spun-off net asset; it is the reason why we consider a pro forma balance sheet, taking into account the aforesaid credit assignment.

13.       In EXHIBIT 2 appears an accounting adjustment and a new equity position and financial standing of BARCELONA  as of September 30th, 2012, which is summarized as follows:

ASSET	2,439,327,022
(-) LIABILITY	2,117,147,966
NET ASSET	322,179,056

14.       The EXHIBIT 3 shows the net asset that shall be spun off and which is summarized below:

ASSET	492,962,055
(-) LIABILITY	492,409,625
NET ASSET	552,430

EQUITY POSITION OF THE SURVIVING COMPANY

15.       The balance sheet of SENDAS  prepared as of September 30th, 2012, is shown in EXHIBIT 4, whose equity position is summarized below:

ASSET	4,378,555,184.68
(-) LIABILITY	4,097,562,015.34
NET WORTH	280,993,169.34

16. Taking this opportunity, but due to previous act, SENDAS  was subject-matter of a total spin-off, based on the same balance sheet as of September 30th, 2012.

17. As a result, the equity position of SENDAS  as of September 30th, 2012 which shall absorb the spun-off net asset of BARCELONA  is shown in EXHIBIT 5, which is summarized below:

ASSET	4,073,853,836.21
(-) LIABILITY	3,793,364,683.87
NET WORTH	280,489,152.34

EFFECT RESULTING FROM THE SPIN-OFF IN BARCELONA

18.       The effect resulting from the spin-off in the equity appears on the balance sheet of BARCELONA  “after spin-off”, shown in EXHIBIT 6, having the following equity position summarized below:

ASSET	1,946,364,967
(-) LIABILITY	1,624,738,341
NET WORTH	321,626,626

EFFECT RESULTING FROM THE MERGER IN SENDAS

19.       The effect resulting from merger appears on the balance sheet of the SURVIVING COMPANY after merger, shown in EXHIBIT 7, having the following equity position summarized below:

ASSET	4,284,853,836
(-) LIABILITY	4,003,812,254
NET WORTH	281,041,582

20.       Among the accounts merged there is an outstanding balance payable to SENDAS, which is compared to an active balance in the balance sheet of SENDAS, canceling it. CONCLUSION

21. Given the findings and assertions, we conclude that the net asset of BARCELONA  COMÉRCIO VAREJISTA E ATACADISTA S.A., as of September 30th, 2012, based on the pro forma balance sheet and that shall be merged into the equity of SENDAS DISTRIBUIDORA S.A., is summarized below, amounting to R$ 552,430, in compliance with the provisions of section 226 of Law 6.404/76.

Asset	492,962,055
(-) Liability	492,409,625
Net asset	552,430

REPRESENTATIONS

22. The expert appraiser expressly represents that it has no interest, whether directly or indirectly, in BARCELONA  or SENDAS  , or even in the operation, and there is no other circumstance that might characterize conflict of interests. It also informs that the administrators of BARCELONA  and SENDAS  have not limited, hindered or performed any acts that could have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

This REPORT  is issued in six (6) counterparts and has five (5) pages and seven (7) exhibits, printed on the front page and initialed by the undersigned expert.

São Paulo, on the 28th day of November, 2012.

MAGALHÃES ANDRADE S/S
Auditores Independentes
CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

EXHIBIT 1

BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A. Balance Sheet as of September 30th, 2012

(amounts in BRL)

ASSET
Current
Cash and cash equivalents	306,527,440
Receivables - Customers	38,501,461
Credits of third parties	6,784,000
Anticipated Expenses	3,067,333
Receivables – Related Parties	3,313,869
Inventory	393,968,293
Taxes to Refund	20,778,155
Credits of suppliers	67,647,094
Derivative financial instruments	16,309,377
Others	641,136
Total Current Asset	857,538,158
Non-Current
Long-term assets
Amounts Receivable from Related Parties	418,407,493
Deposits for Legal Remedies	3,416,201
Taxes to Refund	(26,136,413)
395,687,281
Investments	81,962,055
Property, plant and equipment	345,581,700
Intangible	476,595,773
Total Non-Current Asset	1,299,826,809
TOTAL ASSET	2,157,364,967

EXHIBIT 1 (Continuation)

BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A. Balance Sheet as of September 30th, 2012

(amounts in BRL)

LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	368,898,131
Labor and tax obligations	40,947,540
Other Payables	116,007,757
Obligations to related parties	809,230,742
Loans	343,846,873
Total Current Liability	1,678,931,043
Non-Current
Contingency Reserve	3,885,297
Loans and Financings	2,701,444
Payables regarding companies acquisition	149,668,127
Total Non-Current Liability	156,254,868
TOTAL LIABILITY	1,835,185,911
NET WORTH	322,179,056
TOTAL LIABILITY AND NET WORTH	2,157,364,967

EXHIBIT 2

BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A. Balance Sheet as of September 30th, 2012 Pro Forma

(amounts in BRL)

	Balance on 09/30/2012	Debit	Credit	Pro Forma Balance
ASSET
Current
Cash and cash equivalents	306,527,440			306,527,440
Receivables - Customers	38,501,461			38,501,461
Credits of third parties	6,784,000			6,784,000
Anticipated Expenses	3,067,333			3,067,333
Receivables – Related Parties	3,313,869			3,313,869
Inventory	393,968,293			393,968,293
Taxes to Refund	20,778,155			20,778,155
Credits of suppliers	67,647,094			67,647,094
Derivative financial instruments	16,309,377			16,309,377
Others	641,136			641,136
Total Current Asset	857,538,158			857,538,158
Non-Current
Long-term assets
Amounts Receivable from Related Parties	418,407,493	281,962,055		700,369,548
Deposits for Legal Remedies	3,416,201			3,416,201
Taxes to Refund	(26,136,413)			(26,136,413)
	395,687,281			677,649,336
Investments	81,962,055			81,962,055
Property, plant and equipment	345,581,700			345,581,700
Intangible	476,595,773			476,595,773
Total Non-Current Asset	1,299,826,809			1,581,788,864
TOTAL ASSET	2,157,364,967			2,439,327,022

EXHIBIT 2 (Continuation)

BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A. Balance Sheet as of September 30th, 2012 Pro Forma

(amounts in BRL)

	Balance on 09/30/2012	Debit	Credit	Pro Forma Balance
LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	368,898,131			368,898,131
Labor and tax obligations	40,947,540			40,947,540
Other Payables	116,007,757			116,007,757
Obligations to related parties	809,230,742		281,962,055	1,091,192,797
Loans	343,846,873			343,846,873
Total Current Liability	1,678,931,043			1,960,893,098
Non-Current
Contingency Reserve	3,885,297			3,885,297
Loans and financings	2,701,444			2,701,444
Payables regarding companies acquisition	149,668,127			149,668,127
Total Non-Current Liability	156,254,868			156,254,868
TOTAL LIABILITY	1,835,185,911			2,117,147,966
NET WORTH	322,179,056			322,179,056
TOTAL LIABILITY AND NET WORTH	2,157,364,967			2,439,327,022

EXHIBIT 3

BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A. Assets to be spun off and merged into Sendas

(amounts in BRL)

ASSET
Current
Cash and cash equivalents	211,000,000
Non-Current
Investments	81,962,055
Intangible	200,000,000
Total Non-Current Asset	281,962,055
TOTAL ASSET	492,962,055
LIABILITY AND NET WORTH
LIABILITY
Current
Other Payables	60,779,443
Obligations to related parties	281,962,055
Total Current Liability	342,741,498
Non-Current
Payables regarding companies acquisition	149,668,127
TOTAL LIABILITY	492,409,625
NET ASSET	552,430

EXHIBIT 4

SENDAS DISTRIBUIDORA S.A. Balance sheet as of September 30th, 2012

(amounts in BRL)

ASSET
Current
Cash and cash equivalents	759,862,795.63
Receivables - Customers	41,258,056.16
Inventory	304,139,887.35
Taxes to Refund	28,666,670.35
Anticipated Expenses	13,899,877.77
Others	69,281,018.35
Total Current Asset	1,217,108,305.61
Non-Current
Long-term assets
Amounts Receivable from Related Parties	1,969,729,730.04
Deposits for Legal Remedies	181,348,143.21
Others	1,957,151.14
Taxes to Refund	263,318,110.52
2,416,353,134.91
Investments	19,880,728.65
Property, plant and equipment	544,996,748.70
Intangible	180,216,266.81
Total Non-Current Asset	3,161,446,879.07
TOTAL ASSET	4,378,555,184.68

EXHIBIT 4 (Continuation)

SENDAS DISTRIBUIDORA S.A. Balance Sheet as of September 30th, 2012

(amounts in BRL)

LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	302,988,911.33
Suppliers - Related Parties	36,727,345.14
Salaries and Social Security Contributions	50,492,736.01
Taxes and Contributions to Collect	9,459,734.94
Other Payables	43,618,307.08
Obligations to related parties	3,328,070,720.18
Loans	238,137.58
Total Current Liability	3,771,595,892.26
Non-Current
Amounts Payable to Related Parties
Contingency Reserve	54,867,564.99
Intercompany Novasoc
Loans and Financings	6,136,518.80
Others	264,962,039.29
Total Non-Current Liability	325,966,123.08
TOTAL LIABILITY	4,097,562,015.34
NET WORTH	280,993,169.34
TOTAL LIABILITY AND NET WORTH	4,378,555,184.68

EXHIBIT 5

SENDAS DISTRIBUIDORA S.A. Balance Sheet after spin-off for merger into CBD

(amounts in BRL)

ASSET
Current
Cash and cash equivalents	509,362,795.63
Receivables - Customers	39,471,934.52
Inventory	295,414,277.26
Taxes to Refund	28,666,670.35
Anticipated Expenses	13,486,899.06
Others	69,159,442.22
Total Current Asset	955,562,019.04
Non-Current
Long-term assets
Amounts Receivable from Related Parties	1,969,729,730.04
Deposits for Legal Remedies	172,851,897.38
Others	1,957,151.14
Taxes to Refund	263,318,110.52
2,407,856,889.08
Investments	19,880,728.65
Property, plant and equipment	510,337,932.63
Intangible	180,216,266.81
Total Non-Current Asset	3,118,291,817.17
TOTAL ASSET	4,073,853,836.21

EXHIBIT 5 (Continuation)

SENDAS DISTRIBUIDORA S.A. Balance Sheet after spin-off for merger into CBD

(amounts in BRL)

LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	299,569,926.93
Suppliers - Related Parties	36,068,392.80
Salaries and Social Security Contributions	48,210,163.68
Taxes and Contributions to Collect	8,945,605.92
Other Payables	42,434,515.49
Obligations to related parties	3,035,755,918.49
Loans	238,137.58
Total Current Liability	3,471,222,660.89
Non-Current
Amounts Payable to Related Parties
Contingency Reserve	52,936,398.99
Loans and Financings	6,136,518.80
Others	263,069,105.19
Total Non-Current Liability	322,142,022.98
TOTAL LIABILITY	3,793,364,683.87
NET WORTH	280,489,152.34
TOTAL LIABILITY AND NET WORTH	4,073,853,836.21

EXHIBIT 6

BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A. Balance sheet after spin-off

(amounts in BRL)

		Spin-off
	Pro Forma Balance	Debit	Credit	Balance after spin-off
ASSET
Current
Cash and cash equivalents	306,527,440		211,000,000	95,527,440
Receivables - Customers	38,501,461			38,501,461
Credits of third parties	6,784,000			6,784,000
Anticipated Expenses	3,067,333			3,067,333
Receivables – Related Parties	3,313,869			3,313,869
Inventory	393,968,293			393,968,293
Taxes to Refund	20,778,155			20,778,155
Credits of suppliers	67,647,094			67,647,094
Derivative financial instruments	16,309,377			16,309,377
Others	641,136			641,136
Total Current Asset	857,538,158			646,538,158
Non-Current
Long-term assets
Amounts Receivable from Related Parties	700,369,548			700,369,548
Deposits for Legal Remedies	3,416,201			3,416,201
Taxes to Refund	(26,136,413)			(26,136,413)
	677,649,336			677,649,336
Investments	81,962,055		81,962,055	-
Property, plant and equipment	345,581,700			345,581,700
Intangible	476,595,773		200,000,000	276,595,773
Total Non-Current Asset	1,581,788,864			1,299,826,809
TOTAL ASSET	2,439,327,022			1,946,364,967
LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	368,898,131			368,898,131
Labor and tax obligations	40,947,540			40,947,540
Other Payables	116,007,757	60,779,443		55,228,314
Obligations to related parties	1,091,192,797	281,962,055		809,230,742
Loans	343,846,873			343,846,873
Total Current Liability	1,960,893,098			1,618,151,600
Non-Current
Contingency Reserve	3,885,297			3,885,297
Loans and Financings	2,701,444			2,701,444
Payables regarding companies acquisition	149,668,127	149,668,127		-
Total Non-Current Liability	156,254,868			6,586,741
TOTAL LIABILITY	2,117,147,966			1,624,738,341
NET WORTH	322,179,056	552,430		321,626,626
TOTAL LIABILITY AND NET WORTH	2,439,327,022	492,962,055	492,962,055	1,946,364,967

EXHIBIT 7

SENDAS DISTRIBUIDORA S.A. Balance sheet after merger

(amounts in BRL)

	Base Balance	Debit	Credit	Balance after merger
ASSET
Current
Cash and cash equivalents	509,362,796	211,000,000		720,362,796
Receivables - Customers	39,471,935			39,471,935
Inventory	295,414,277			295,414,277
Taxes to Refund	28,666,670			28,666,670
Anticipated Expenses	13,486,899			13,486,899
Others	69,159,442			69,159,442
Total Current Asset	955,562,019			1,166,562,019
Non-Current
Long-term assets
Amounts Receivable from Related Parties	1,969,729,730		281,962,055	1,687,767,675
Deposits for Legal Remedies	172,851,897			172,851,897
Others	1,957,151			1,957,151
Taxes to Refund	263,318,111			263,318,111
	2,407,856,889			2,125,894,834
Investments	19,880,729	81,962,055		101,842,784
Property, plant and equipment	510,337,933			510,337,933
Intangible	180,216,267	200,000,000		380,216,267
Total Non-Current Asset	3,118,291,817			3,118,291,817
TOTAL ASSET	4,073,853,836			4,284,853,836
LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	299,569,927			299,569,927
Suppliers - Related Parties	36,068,393			36,068,393
Salaries and Social Security Contributions	48,210,164			48,210,164
Taxes and Contributions to Collect	8,945,606			8,945,606
Other Payables	42,434,515		60,779,443	103,213,958
Obligations to related parties	3,035,755,918			3,035,755,918
Payables regarding companies acquisition	-		149,668,127	149,668,127
Loans	238,138			238,138
Total Current Liability	3,471,222,661			3,681,670,231
Non-Current
Contingency Reserve	52,936,399			52,936,399
Loans and Financings	6,136,519			6,136,519
Others	263,069,105			263,069,105
Total Non-Current Liability	322,142,023			322,142,023
TOTAL LIABILITY	3,793,364,684			4,003,812,254
NET WORTH	280,489,152		552,430	281,041,582
TOTAL LIABILITY AND NET WORTH	4,073,853,836	492,962,055	492,962,055	4,284,853,836

Agreement of Protocol and justification of Partial Split-off of Barcelona Comércio Varejista e Atacadista S.A., followed by the Merger of the Spun-off assets by Sendas Distribuidora S.A.

EXHIBIT 4.2

ECONOMICS EVALUATION REPORT OF THE SPUN-OFF ASSETS AND OF THE TOTAL ASSETS OF BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S.A.

PLEASE CHECK ANNEX 4.2 OF EXHIBIT I OF THE HERETO PROPOSAL

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

SPECIAL SHAREHOLDERS MEETING TO BE HELD

ON DECEMBER 28, 2012, AT 11 A.M.

EXHIBIT III TO THE MANAGEMENT PROPOSAL

Agreement for Protocol and Justification for the Partial and Discretionary spin-off of Sé Supermercados Ltda, followed by the merger of the spun-off asset by Companhia Brasileira de Distribuição

Agreement for Protocol and justification of Partial split-off of Sé Supermercados Ltda., followed by the merger of the Assets Spun-off by

Companhia Brasileira de Distribuição

By this private instrument and pursuant to law, the administrators of companies,

(A)       Sé Supermercados Ltda., a Brazilian limited-liability company, with its headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, Nº 3172, Jardim Paulista, CEP 01402-002, enrolled in the National Register of Legal Entities of the Ministry of Finance - CNPJ/MF under Nº 01.545.828/0001-98, herein represented by its articles of association by Messrs. Enéas César Pestana Neto, Brazilian, married, accountant, bearer of Identity Card R.G. Nº 11.383.698-3 SSP/SP, enrolled in the Individual Taxpayers’ Register CPF/MF under Nº 023.327.978-40; and Aymar Giglio Junior, Brazilian, married, business administrator, bearer of Identity Card R.G. Nº 10.546.999-3, SSP-SP, enrolled in the CPF/MF under Nº 021.861.958-59, both resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Av. Brigadeiro Luis Antônio, Nº 3172, Jardim Paulista, henceforth referred to as “SÉ” ou “Split Company”;

(B)        Companhia Brasileira de Distribuição, a publicly held company (sociedade por ações de capital aberto), with its headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, Nº 3142, Jardim Paulista, CEP 01.402-000, enrolled in the CNPJ/MF under Nº 47.508.411/0001-56, herein represented through its bylaws by Messrs. Enéas César Pestana Neto, identified above; and Christophe José Hidalgo, French, married, accountant, bearer of Identity Card Nº V194572-X, enrolled in the CPF/MF under Nº 214.455.098-06, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Av. Brigadeiro Luis Antônio, Nº 3172, Jardim Paulista, henceforth referred to as “CBD” or “Acquiring Company”;

The Split Company and the Acquiring Company will be henceforth individually referred to as “Party” and, jointly, as “Parties”,

and further as Intervening Consenting Party:

(C)       Novasoc Comercial Ltda., a Brazilian limited-liability company, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luís Antônio, Nº 3126, 2nd  floor, Jardim Paulista, CEP 01402-001, enrolled in the CNPJ/MF under the Nº 03.139.761/0001-17, with its certificate of incorporation registered with the Trade Board of the State of São Paulo under NIRE 35.215.667.106, on May 5 1999, herein represented by its Executive Officer Vitor Fagá de Almeida, identified above (“Novasoc”);

Página 1 de 6

HAVE DECIDED to execute this “Agreement forProtocol and Justification of Partial Split-off of Sé Supermercados Ltda., followed by the Merger of the Spun-off Assets by Companhia Brasileira de Distribuição” (the “Protocol”), pursuant to Articles 224 and 225 of Law Nº 6,404 of December 15 1976, as amended (“Brazilian Corporate Law”), in compliance with the terms, clauses and conditions evidenced ahead.

1.         Description of intended operation

            1.1.      The Protocol herein has the purpose of making evident the substance of the justifications, terms and conditions of the operation of Partial Split-off of SÉ, with allocation of part of its assets, that shall be conveyed to CBD, as provided for under articles 227 and 229 of the Brazilian Corporate Law.

            1.2.      SÉ is a Brazilian limited-liability company, whose corporate capital, fully subscribed and paid up, is one billion four hundred and forty-four million six hundred and sixty-eight thousand (R$1,444,656,368.00) represented by one billion four hundred and forty-four million six hundred and fifty-six thousand three hundred and sixty-eight (1,444,656,368) quotas of ownership, at par value of one Real  (R$1.00) each, being one billion three hundred and forty-four million nine hundred and seventy-five thousand six hundred and ninety-nine (1,344,975,699)    quotas of ownership held by CBD and ninety-nine million six hundred and eighty thousand six hundred and sixty-nine (99,680,669) quotas of ownership held by Novasoc.

                        1.2.1.   Before implementing the Operation, (i) Novasoc shall have had transferred the total amount of quotas of ownership representing the corporate capital of SÉ, of which it is the owner, to CBD, in accordance with the terms of the Exchange Agreement to be executed by CBD and Novasoc, whereby CBD becomes the sole member of SÉ; and (ii) Sendas Distribuidora S.A. shall have undergone partial split-off, in accordance with the terms of the Private Instrument of Protocol and Justification of Partial and Selective Split-Off of Sendas Distribuidora S.A., followed by Incorporation of the Spun-off Assets by Companhia Brasileira de Distribuição, executed between Sendas and CBD, so that CBD shall no longer hold preferred shares of Sendas.

            1.3.      CBD is a public held company (sociedade por ações de capital aberto), whose corporate capital is six billion seven hundred and seven million five hundred and ninety-four thousand five hundred and seventy-six Reais  and thirty-one cents of Reais  (R$6,707,594,576.31), represented by two hundred and sixty-three million three hundred and five thousand seven hundred and sixty-five (263,305,765) shares without par value, being ninety-nine million six hundred and seventy-nine thousand eight hundred and fifty-one (99,679,851) common shares and one hundred and sixty-three million six hundred and twenty-five thousand nine hundred and fourteen (163,625,914) preferred shares.

Página 2 de 6

            1.4.      The Spun-off Assets of SÉ to be incorporated by CBD is formed by stores, inventory, financial assets, fixed assets of stores and corporate interest in affiliate and controlled companies (the “Spun-off Assets””).

2.         Justification of the Operation

            2.1.      The signatory parties to this Protocol are companies that belong to the same economic group, and the Operation is part of a larger project for restructuring its economic group that shall be fully implemented from year 2013 to year 2014 and that mainly aims at obtaining considerable administrative, economic and financial benefits, mainly through the rationalization and simplification of the corporate structure of the group, making it possible to consolidate and write down operational costs and expenses and make it feasible to seize operational and tax synergies of the Parties. It is thus justified the lawful interests of the Split Company and of the Acquiring Company, as well as of their shareholders and administrators, in implementing the Operation.

3.         Valuation of the Spun-off Assets and Base date of the Operation

            3.1.      Equity Version and Valuation. Because of the Operation, the Spun-off Assets shall be transferred to CBD. For purposes of the Operation, the Spun-off Assets shall be valuated based on their book value and their respective report (the “Valuation Report”) shall be prepared by specialized firm Magalhães Andrade S/S Auditores Independentes, enrolled in the CNPJ/MF under Nº 62.657.242/0001-00, registered with the registry of the CRC/SP under Nº 2SP000233/O-3, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º floor, Jardim Paulistano, CEP 01452-001 (the “Valuation Firm”), which has represented that there is no conflict or pooling of interests, current or potential, with the members of SÉ or with the shareholders of CBD, and shall be attached to this Protocol as Exhibit 3.1. All valuations prepared for purposes of the Operation had as base date September 30 2012 (the “Base Date”).

3.2.      Equity Changes: The equity changes between the Base Date and the date of the effective incorporation of the Spun-off Assets shall be absorbed by CBD.

4.         Reduction in the Corporate Capital of SÉ

            4.1.      Reduction in the Corporate Capital of SÉ. As a result of the partial split-off and consequent transfer of the Spun-off Assets, the corporate capital of the Split Company shall be reduced by five hundred and fourteen thousand six hundred and fifteen Reais  and ninety-one cents of Reais  (R$514,615.91), corresponding to the net book value of the Spun-off Assets, upon cancellation, based on the economic relation existing between the Spun-off Assets and the total assets of SÉ, in accordance with the terms of the Economics Evaluation Report, attached to this Protocol as Exhibit 4.1 (the “Economics Evaluation Report”), of one billion seventy-eight millon three hundred and eighty-nine thousand three hundred and thirty-four (1,078,389,334) quotas of ownership issued by the Split Company and held by the Acquiring Company. The corporate capital of the Split Company shall go from its current one billion four hundred and forty-four million six hundred and fifty-six thousand three hundred and sixty-eight Reais  (R$1,444,656,368.00), represented by one billion four hundred and forty-four million six hundred and fifty-six thousand three hundred and sixty-eight (1,444,656,368) quotas of ownership, to one billion four hundred and forty-four million one hundred and forty-one thousand seven hundred and fifty-two Reais  and nine cents of Reais  (R$1,444,141,752.09), represented by three hundred and sixty-six million two hundred ans sixty-seven thousand thirty-four  (366,267,034) quotas of ownership, with face value of R$3.94286577287 each, and the corporate structure of the Split Company shall be composed as follows:

Página 3 de 6

Members

Quotas of ownership before Split-Off

Quotas of ownership wiped out by the Split-Off

Closing Balance

Nº

%

Nº

Nº

%

Companhia Brasileira de Distribuição	1,444,656,368	100	1,078,389,334	366.267.034	100
Total de Quotas of Ownership	1,444,656,368		1,078,389,334	366.267.034
Corporate capital (R$)	1,444,656,368.00		514,615.91	1,444,141,752.09

            4.2.      The Economic Evaluation Report shall be prepared by specialized firm PricewaterhouseCoopers Corporate Finance & Recovery Ltda., enrolled in the CNPJ/MF under Nº 05.487.514/0001-37, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 1˚ floor, CEP 05001-100.

5.         Lack of increase in the Corporate capital of CBD

            5.1.      Lack of increase in the Corporate Capital of CBD. The Operation shall not bring about changes in the corporate capital of the Acquiring Company, as the net book value of the Spun-off Assets conveyed to CBD is equivalent to the economic value of the quotas of ownership issued by SÉ then held by CBD, which shall be cancelled in accordance with the terms of item 4.1 above.

6.         Further conditions Applicable to the Operation

            6.1.      Amendment to the Articles of Association of SÉ. The Articles of Association of SÉ shall be amended in order to evidence the reduction in capital to which this Protocol refers.

            6.2.      Amendment to the do Bylaws of CBD.           The Bylaws of CBD shall not be amended in view that the Operation shall not bring about any change to its corporate capital.

Página 4 de 6

            6.3.      Implementation. It shall be incumbent on administrators of the Split Company and of the Acquiring Company to carry out all acts, registrations and annotations needed to implement the Operation.

            6.4.      Succession in Rights and Obligations. CBD shall succeed SÉ only in its rights and obligations transferred as a result of the incorporation of the Spun-off Assets, with no joint liability with regard to SÉ’s remaining equity, as allowed by the sole paragraph of Article 233 of the Brazilian Corporate Law.

6.5.      Corporate Acts to resolve on the Operation. There shall be called and held an extraordinary general meeting of the Acquiring Company and a Meeting of the Members of the Split Company to appreciate the Protocol herein, ratify the retaining of the Evaluation Company, approve the Valuation Report and approve the Operation.

            6.6.      Approval. This Protocol contains the conditions required by the Brazilian Corporate Law, for the proposal of Partial Split-off of SÉ and incorporation of the Spun-off Assets by CBD,  and shall be submitted to appreciation and approval of CBD’S shareholders and SÉ’s members, assembled at an extraordinary general members’ meeting, respectively .

            6.7.      Effects. Should the Operation be approved, it shall produce effects as of December 31 2012.

            IN WITNESS WHEREOF, the parties execute the instrument in six (6) counterparts of the same content and to one sole effect, together with the two witnesses below, present throughout.

São Paulo, November 28 2012

Split Company:

Sé Supermercados Ltda.
______________________________________ Enéas César Pestana Neto Executive Officer	______________________________________ Aymar Giglio Junior Executive Officer

Acquiring Company:

(Signature page of Private Instrument of Agreement for Protocol and justification of Partial split-off of Sé Supermercados Ltda., followed by the merger of the Assets Spun-off by Companhia Brasileira de Distribuição, executed on November 28 2012)

Companhia Brasileira de Distribuição

______________________________________ Enéas César Pestana Neto Chief Executive Officer	______________________________________ Christophe José Hidalgo Executive Officer de Finanças e Serviços Corporativos

Página 5 de 6

Intervening Consenting Party

Novasoc Comercial Ltda.

_____________________________________ Vitor Fagá de Almeida Executive Officer

Witnesses:

1. _____________________________ Name: R.G.:	2. ______________________________ Name: R.G.:

Página 6 de 6

Agreement of Protocol and justification of Partial Split-off of Sé Supermercados Ltda., followed by the Merger of the Spun-off assets by Companhia Brasileira de Distribuição

EXHIBIT 3.1

ACCOUNTING EVALUATION REPORT OF THE SPUN-OFF ASSETS

 OF SÉ SUPERMERCADOS LTDA.

SÉ SUPERMERCADOS LTDA.

Evaluation Report of the Equity Value
for purposes of spin-off and merger

11.28.12                                 1 00 072/12

Magalhães Andrade S/S Auditores Independentes

Av. Brigadeiro Faria Lima, 1893 – 6o floor - Jardim Paulistano - 01452-001 São Paulo SP
Tel. (55 11) 3814-3377 Fax: (55 11) 3813-4822
magalhaesandrade@magalhaesandrade.com.br

www.magalhaesandrade.com.br

Dear Shareholders of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and
SÉ SUPERMERCADOS LTDA.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, an audit and consulting firm, registered with the Regional Board of Accountancy of the State of São Paulo under no. 2SP000233/O-3 and secondary registration with the Regional Board of Accountancy of the State of Rio de Janeiro, registered with the Brazilian Ministry of Finance under Brazilian Federal Employer Taxpayer Identification Number 62.657.242/0001-00 and with registered office located at Av. Brigadeiro Faria Lima, 1893 - 6° floor, Jardim Paulistano, São Paulo, Capital City, appointed by you as an expert appraiser for performing an evaluation of the book value of the net worth of SÉ SUPERMERCADOS LTDA., for purposes of spin-off with merger into the equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, subject to the diligences and verifications required to the delivery of the work, hereby presents the following within

Evaluation Report

In witness whereof, the undersigned has hereunto set his name and seal.

São Paulo, on the 28th day of November, 2012.

MAGALHÃES ANDRADE S/S
Auditores Independentes
CRC2SP000233/O-3

[illegible signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

Evaluation Report

INTRODUCTION

1.         This merger operation is a result of the process of corporate reorganization, with alignment of the operating activities, and shall provide an advantage to the companies involved by reason of administrative and management simplification, saving operating costs and enabling the development and streamlining of activities now undertaken in an independent manner.

2.         SÉ SUPERMERCADOS LTDA. (SÉ), and COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD) are companies belonging to the same economic group and the merger into the latter of a spun-off portion from the first one is part of a project for restructuring the group, which must be fully implemented between the years 2013 and 2014 aiming particularly to obtain considerable benefits in administrative, economic and financial fields, specially by streamlining and simplifying the corporate structure of the group, so enabling the strengthening and reduction of expenditures and operating expenses and making feasible the capture of tax and operating synergies.

3.         This REPORT, therefore, is intended to determine the book value of the equity to be merged, taking into account the equity position of SÉ  as of September 30th, 2012.

4.         The Report is being issued in connection with the audit examination of the balance sheets of SÉ, prepared for such purpose on September 30th, 2012. The company’s management is responsible for the preparation and proper presentation of such account statement in accordance with accounting practices adopted in Brazil and for the internal controls as the management has determined as necessary to enable the preparation of accounting statements with no material misrepresentation, regardless of if it is a result of fraud or error.

5.         Our examination was performed in accordance with the Brazilian and international audit stfloords. Such stfloords require the compliance with ethical requirements by auditors and the audit to be planned and performed intending to obtain reasonable assurance about if the accounting statements are free of material misrepresentation.

6.         An audit involves performing selected procedures to obtain evidence about the amounts and disclosures presented in the accounting statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misrepresentation in accounting statements, regardless of if it is a result of fraud or error. In such risk assessment, the auditor considers internal controls relevant to the preparation and proper presentation of the accounting statements of the Company in order to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates performed by the management, as well as evaluating the presentation of the accounting statements taken as a whole.

7.         We believe that the audit evidence we have obtained is sufficient and appropriate to provide a ground for our opinion.

EQUITY POSITION OF SÉ

8.         The equity of SÉ is composed by assets and liabilities arising from their operations.

9.         The assessment is made in a book value basis, in compliance with the provisions of Section 226 of Law 6.404/76 and based on the equity position reflected on the Balance Sheet prepared as of September 30th, 2012, shown in EXHIBIT 1 and whose equity position is summarized below:

ASSET	3,396,217,724
(-) LIABILITY	1,301,725,686
NET WORTH	2,094,492,038

10.       Such balance has been prepared in accordance with accounting practices adopted in Brazil and taken into account, for purposes of assessment, the company running, according to the concept of continuance of ordinary business.

11.       SÉ  keeps its accounting regular, its operations being entered in proper book and its balances properly composed and reconciled.

12.       The EXHIBIT 2 lists asset and liability balances of SÉ, which shall be spun off and merged into the equity of CBD. The net asset will increase the net worth of CBD in R$ 514,616.

EQUITY POSITION OF THE SURVIVING COMPANY

13.       The balance sheet of CBD prepared as of September 30th, 2012, is shown in EXHIBIT 3, whose equity position, in thousands of Brazilian Reais, is summarized below:

ASSET	19,144,005
(-) LIABILITY	10,923,231
NET WORTH	8,220,774

EFFECT RESULTING FROM THE SPIN-OFF IN SÉ

14.       The effect resulting from the spin-off in the equity appears on the balance sheet of SÉ  “after spin-off”, shown in EXHIBIT 4, having the following equity position summarized below:

ASSET	2,155,280,438
(-) LIABILITY	61,303,015
NET WORTH	2,093,977,422

CONCLUSION

15.       Given the findings and assertions, we conclude that the net asset of SÉ SUPERMERCADOS LTDA., as of September 30th, 2012, to be merged into the equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, which is summarized below, amounts to R$ 514,616.00 and will increase the net worth of CBD  for the respective amount, in compliance with the provisions of section 226 of Law 6.404/76.

ASSET	1,240,937,286
(-) LIABILITY	1,240,422,670
NET WORTH	514,616

REPRESENTATIONS

16. The expert appraiser expressly represents that it has no interest, whether directly or indirectly, in SÉ  or CBD, or even in the operation, and there is no other circumstance that might characterize conflict of interests. It also informs that the administrators of SÉ  and CBD  have not limited, hindered or performed any acts that could have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

This REPORT  is issued in six (6) counterparts and has five (5) pages and five (5) exhibits, printed on the front page and initialed by the undersigned expert.

São Paulo, on the 28th day of November, 2012.

MAGALHÃES ANDRADE S/S
Auditores Independentes
CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

EXHIBIT 1

SÉ SUPERMERCADOS LTDA. Balance Sheet as of September 30th, 2012

(amounts in BRL)

ASSET
Current
Cash and Bank	10,404,893
Financial Investments	380,696,473
Receivables - Customers	17,270,494
Receivables - Others	1,957,280
Receivables - Suppliers	909,916
Receivables – Related Parties	3,184,892
Inventory	87,739,530
Taxes to Refund	11,285,124
Dividends to Receive	34,195,396
Anticipated Expenses	2,164,087
Others	1,130,639
Total Current Asset	550,938,724
Non-Current
Long-term assets
Financial Investments	5,010,034
Amounts Receivable from Related Parties	1,612,691,268
Taxes to Refund	98,527,429
Deposits for Legal Remedies	53,703,404
Others	26,266,058
1,796,198,192
Investments	677,820,948
Property, plant and equipment	198,127,250
Intangible	173,132,610
Total Non-Current Asset	2,845,279,000
TOTAL ASSET	3,396,217,724

EXHIBIT 1 (Continuation)

SÉ SUPERMERCADOS LTDA. Balance Sheet as of September 30th, 2012

(amounts in BRL)

LIABILITY AND EQUITY
NET LIABILITY
Current
Suppliers	24,309,863
Suppliers - Related Parties	72,205,859
Salaries and Social Security Contributions	18,047,242
Taxes and Contributions to Collect	3,876,945
Taxes to Pay in Installments	4,400,895
Other Payables	6,230,273
Total Current Liability	129,071,076
Non-Current
Amounts Payable to Related Parties	1,080,277,264
Taxes and Contributions to Collect	1,063,460
Taxes to Pay in Installments	40,038,276
Contingency Reserve	50,047,014
Others	1,228,596
Total Non-Current Liability	1,172,654,609
TOTAL LIABILITY	1,301,725,685
TOTAL NET WORTH	2,094,492,038
TOTAL LIABILITY AND NET WORTH	3,396,217,724

EXHIBIT 2

SÉ SUPERMERCADOS LTDA. Assets to be spun off and merged into CBD

(amounts in BRL)

ASSET
Current
Cash and Bank	8,988,686.70
Financial Investments	8,600,000.00
Receivables - Customers	15,811,522.97
Receivables - Others	1,867,617.27
Inventory	76,080,635.36
Taxes to Refund	6,689,828.94
Anticipated Expenses	2,015,786.17
Others	1,127,995.85
Total Current Asset	122,091,989.28
Non-Current
Long-term assets
Taxes to Refund	24,584,087.00
Deposits for Legal Remedies	53,221,549.60
Others	457,614.64
78,263,251.24
Property, plant and equipment	189,628,487.83
Total Non-Current Asset	1,118,845,296.72
TOTAL ASSET	1,240,937,286.00
LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	19,595,147.76
Suppliers - Related Parties	66,537,383.18
Salaries and Social Security Contributions	16,632,196.55
Other Payables	6,117,336.60
Total Current Liability	108,882,064.09
Non-Current
Amounts Payable to Related Parties	1,080,277,263.89
Contingency Reserve	50,034,746.45
Others	1,228,595.66
Total Non-Current Liability	1,131,540,606.00
TOTAL LIABILITY	1,240,422,670.09
NET ASSET	514,615.91

EXHIBIT 3

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance sheet as of September 30th, 2012

(amounts in thousands of BRL)

ASSET
Current
Cash and cash equivalents	2,478,853
Customers	678,004
Other receivables	14,020
Inventory	1,909,516
Tax credit	160,348
Anticipated expenses	63,912
Other credits	21,258
Total Current Asset	5,325,911
Non-Current
Long-term assets
Receivables	19,290
Income Tax and Social Contribution on Net Income (CSLL)	201,472
Anticipated expenses	42,673
Related parties	1,855,490
Securitization fund of receivables	128,457
Tax credit	243,191
Court deposits	476,747
2,967,320
Investments	4,625,882
Net property, plant and equipment	5,351,641
Intangible	873,251
Total Non-Current Asset	13,818,094
TOTAL ASSET	19,144,005

EXHIBIT 3 (Continuation)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Balance sheet as of September 30th, 2012

(amounts in thousands of BRL)

LIABILITY AND NET WORTH
LIABILITY
Current
Labor and social security obligations	352,251
Suppliers	1,954,891
Tax obligations	53,921
Loans and financings	1,830,380
Others obligations	372,111
Reserves	167,528
Total Current Liability	4,731,082
Non-Current
Loans and financings	4,760,993
Taxes to pay in installments	1,140,082
Others obligations	30,716
Tax, civil and labor contingencies reserve	260,358
Total Non-Current Liability	6,192,149
TOTAL LIABILITY	10,923,231
NET WORTH
Equity capital	6,701,818
Capital Reserves	211,231
Profit Reserves	753,587
Retained earnings	554,138
TOTAL NET WORTH	8,220,774
TOTAL LIABILITY AND NET WORTH	19,144,005

EXHIBIT 4

SÉ SUPERMERCADOS LTDA. Balance Sheet after spin-off

(amounts in BRL)

ASSET
Current
Cash and Bank	1,416,206
Financial Investments	372,096,473
Receivables - Customers	1,458,971
Receivables - Others	89,663
Receivables – Related Parties	3,184,892
Inventory	11,658,894
Taxes to Refund	4,595,295
Dividends to Receive	34,195,396
Anticipated Expenses	148,301
Total Current Asset	428,846,734
Non-Current
Long-term assets
Financial Investments	5,010,034
Amounts Receivable from Related Parties	1,612,691,268
Taxes to Refund	73,943,342
Deposits for Legal Remedies	481,854
Others	25,808,443
1,717,934,941
Property, plant and equipment	8,498,762
Total Non-Current Asset	1,726,433,703
TOTAL ASSET	2,155,280,438
LIABILITY AND NET WORTH
LIABILITY
Current
Suppliers	4,714,715
Suppliers - Related Parties	5,668,476
Salaries and Social Security Contributions	1,415,045
Taxes and Contributions to Collect	3,876,945
Taxes to Pay in Installments	4,400,895
Other Payables	112,936
Total Current Liability	20,189,012
Non-Current
Taxes and Contributions to Collect	1,063,460
Taxes to Pay in Installments	40,038,276
Contingency Reserve	12,267
Total Non-Current Liability	41,114,003
TOTAL LIABILITY	61,303,015
NET WORTH	2,093,977,422
TOTAL LIABILITY AND NET WORTH	2,155,280,438

Agreement of Protocol and justification of Partial Split-off of Sé Supermercados Ltda.  followed by the Merger of the Spun-off assets by Companhia Brasileira de Distribuição

EXHIBIT 4.2

ECONOMICS EVALUATION REPORT OF THE SPUN-OFF ASSETS AND OF THE TOTAL ASSETS OF SÉ SUPERMERCADOS LTDA.

PLEASE CHECK ANNEX 4.2 OF EXHIBIT I OF THE HERETO PROPOSAL

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

SPECIAL SHAREHOLDERS MEETING TO BE HELD

ON DECEMBER 28, 2012, AT 11 A.M.

EXHIBIT IV TO THE MANAGEMENT PROPOSAL

Description of technical background of Magalhães Andrade

1

Qualification

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES was founded in 1943 and operates as an independent auditor and consultant in areas of its expertise. The person in charge of preparing the Valuation Reports is Mr. Guy Almeida Andrade, partner of Magalhães Andrade, accountant filed with the Regional Accounting Committee of São Paulo (CRC1SP) under no. 116.758/O-6.

Mr. Guy Almeida Andrade joined Magalhães Andrade in 1974 and has over 35 years of expertise in auditing, internal control, corporative governance, accounting and tax consulting, and corporate finance areas, having worked in Brazil and abroad. He is currently Chairman of the Board of Directors of IBRACON (Instituto dos Auditores Independentes do Brasil), having even worked in the capacity of President of the National Board of Executives from 2002 to 2004. He was also a member of the Board of the International Federation of Accountants – IFAC (2000 to 2006), having worked in the capacity of Chairman of the Audit Committee of that organization (2003 to 2006). Still as a member of IFAC, he was a member of the Nominating Committee (2006 to 2010). Upon invitation by the General Secretary Mr. Kofi Annan, Guy Almeida Andrade became member of the Steering Committee in charge of the review of governance and supervision of the Organization of the United Nations – UN, its funds, programs and specialized agencies (2006). He furthers acts as  a member of the Auditing Committee of two major Brazilian organizations and as Vice-Chairman of the Board of Directors of important company in the liquor industry.

Mr. Guy Almeida Andrade participated in several consolidation, merger, spin-off, acquisition and corporate restructuring operations carried out by MAGALHÃES ANDRADE by drawing up evaluation reports, giving advice on the structuring of the operation or even leading said operations. In the performance of such works MAGALHÃES ANDRADE operates with a multi-professional team that works with each one´s role in each of the processes: (1) auditing the information that will serve as basis for evaluations; (2) preparing the book value report; (3) assessing the scenarios and development of premises for preparing the estimates for future possibilities; (4) preparing the evaluation report at economic value; (5) drafting agreements, 15 protocols and justifications; or even (6) helping the negotiation between the parties.

Recent works on companies´ evaluations, share value, the value of shareholders´ equity include, but are not limited to, the following evaluations:

Economic evaluation:

•        Ellenco Construções Ltda. 2000 (for the disposal of minority interest)

•        ABC Supermercados S.A. 2001 (in order to justify the capital contribution in excess of par value in the Companhia Brasileira de Distribuição)

•        Laboratório Sanobiol Ltda. 2004 (for negotiating the company´s disposal)

•        Companhia Pernambucana de Alimentos 2004 (in order to justify the capital contribution in excess of par value in the Companhia Brasileira de Distribuição)

•        AD Comércio Importação e Exportação Ltda. 2007 (sale of control)

•        Bauma Equipamentos Industriais Ltda. 2007 e 2008 (in order to negotiate the company´s disposal)

•        Companhia Brasileira de Distribuição 2008 (as a justification of the amount paid for the place of business)

2

•        Ellenco Construções Ltda. 2011 (for corporate restructuring)

•        Ellenco Empreendimentos Imobiliários Ltda. 2011 (for corporate restructuring)

•        Alta Comercial de Veículos Ltda. 2012 (Corporate restructuring)

•        HPoint Comercial Ltda. 2012 (Corporate restructuring)

•        Alta Imobiliária Ltda. 2012 (Corporate restructuring)

•        Alta Locadora Ltda. 2012 (Corporate restructuring)

•        Malabar Comercial de Veículos Ltda. 2012 (Corporate restructuring)

Evaluation of the owners´/shareholders´ equity

•        Messina Empreendimentos e Participações Ltda. 2007 (merger by Sé Supermercados S.A.)

•        Assai Comercial e Importadora Ltda. 2007 (spin-off with merger by Barcelona Comércio Varejista e Atacadista S.A.)

•        Christensen Roder Produtos e Serviços de Petróleo Ltda. 2008 (merger of affiliated company)

•        Agra empreendimentos Imobiliários S.A. 2008 (merger by Cyrela Brazil Realty S.A. Empreendimentos e Participações)

•        Sevilha Empreendimentos e Participações Ltda. 2008 (merger by  Barcelona Comércio Varejista e Atacadista S.A.)

•        Goldsztein Participações S.A. 2009 (merger by Cyrela Brazil Realty S.A. Empreendimentos e Participações)

•        Mandala Empreendimentos e Participações S.A. 2009 (merger by Globex Utilidades S.A.

•        Nerano Empreendimentos e Participações S.A. 2009 (merger by Barcelona Comércio Varejista e Atacadista S.A.)

•        Sendas Distribuidora S.A. 2009 (evalutation of property, plant and equipment at book value for payment to Xantocarpa Participações S.A).

•        Kayseri Participações Ltda. 2011 (merger by Archem Química Ltda.

•        Ibratexpo Feiras e Eventos Ltda. 2011 (merger by Informa Exhibitions Ltda.)

•        BTS Brazil Trade Shows Partners Participações S.A. and Informa Exhibitons Brasil Ltda. 2011 (merger by BTS Feiras, Eventos e Editora Ltda.)

•        Zabaleta Participações Ltda. 2011 (spin-off with merger in seven successors)

•        Fruto do Sol Alimentos Orgânicos Ltda. 2011 (merger by  Fazenda da Toca Ltda.)

•        Península Participações Ltda. 2011 (investment spin-off)

Valuation of shares at market value

•        Companhia Brasileira de Distribuição 2010, 2011 and 2012 (valuation at market value to pay up to Wilkes Participações S.A.)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

SPECIAL SHAREHOLDERS MEETING TO BE HELD

ON DECEMBER 28, 2012, AT 11 A.M.

EXHIBIT V TO THE MANAGEMENT PROPOSAL

Work Proposal presented by Magalhães Andrade

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Proposal for professional works - Evaluation Reports

11/19/12                                                                                                              1 00 060/12

MAGALHÃES ANDRADE S/S Auditores Independentes

Av. Brigadeiro Faria Lima, 1893 - 6th floor - Jardim Paulistano - 01452-001 São Paulo SP

Phone: (55 11) 3814-3377 Fax: (55 11) 3813-4822 magalhaesandrade@magalhaesandrade.com.br

www.magalhaesandrade.com.br

São Paulo, November 19, 2012.

To

Companhia Brasileira de Distribuição

Av. Brigadeiro Luiz Antonio, 3235

01506-000 São Paulo - SP

Attn.:    Sr. Fernando Zancopé

            Director

Dear Sirs:

In reply to your request, here is our understanding in relation to the provision of professional services related to the issuance of evaluation reports on the accounting net worth of Sendas Distribuidora S.A. (SENDAS), Sé Supermercados Ltda. (SÉ), Barcelona Comércio Varejista e Atacadista S.A. (BARCELONA) to be used in the process of incorporation, as well as to determine the accounting value of balances in current accounts held between SENDAS and BARCELONA with Companhia Brasileira de Distribuição (CBD) to be used for capital increase of these companies for the benefit of CBD.

I         SCOPE OF OUR PROPOSAL

The scope of the present proposal is the audit of the accounting statements of SENDAS, SÉ and BARCELONA for the last nine months to be elaborated on September 30, 2012 and which shall serve as basis for evaluation, as well as for determination of the value of the accounting net worth of each company on that date, according to the accounting practices adopted in Brazil.

These companies shall be audited by other independent auditors and their balances were the object of review by company’s independent auditors, in accordance with NBC TR 2410, but under the perspective of CBD’s consolidated balance sheet, with a quite limited scope. The independent auditors have informed in their conclusion, that they were not aware of any fact that “could lead them to believe that the stand-alone interim accounting information included in the previously mentioned quarterly information were not elaborated, in all their relevant aspects, in accordance with CPC 21 (R1), applicable to the elaboration of Quarterly Information - ITR, and presented in accordance with the norms issued by CVM”.

Our audit work on the financial statements of SENDAS, SÉ and BARCELONA should include access to paperworks of these companies’ independent auditors, so as to get to  know the risks identified and the responses to such risks and to develop our independent tests.

In this sense, we hereby emphasize the need for you to authorize our access to those paperworks.

II        EVALUATION APPROACH

The evaluations for spin off with incorporation purposes shall be made at accounting value, in compliance with the provisions of the Civil Code and the Brazilian corporate law, in special, the provisions under article 226 of Law 6.404/76 and Instruction CVM 319/99, with the amendments promoted by Instructions CVM 320/99 and 349/01, as well as, article 8 of Law 6.404/76.

The evaluations of the credits held by CBD in its invested companies, to be used as capital increase of the invested companies for the benefit of CBD, shall be made at accounting value, in compliance with article 8 of Law 6.404/76, considering its later amendments.

It is essential that the accounting of the companies involved in this operation is updated and that the accounting statements at the base date reflect the equity and financial position of the company evaluated, on such date. The accounting books and records must be kept on an orderly and adequate basis, and must represent the totality of operations of the societies, with their balances duly compound, conciliated and correct.

Spin-off and capital increase operations, as we have been instructed, are being carried out in the following order and required that five Evaluation Reports be submitted:

a) SENDAS spin off, with incorporation of the net assets by CBD;

b) BARCELONA spin off, with incorporation of the net assets by SENDAS;

c) Capital increase by CBD at BARCELONA, with the balance being kept at the current account;

d) SÉ spin off, with incorporation of the net assets by CBD; and

e) Capital increase by CBD at SENDAS, with the balance being kept at the current account;

III       CONTENT OF THE REPORTS AT ACCOUNTING VALUE

After our examinations and diligence are closed, we shall issue the Evaluation Report at the accounting value of SENDAS, SÉ and BARCELONA net worth to be incorporated as described above.

Whenever necessary, the Reports shall indicate any eventual adjustments and eliminations from the accounts resulting from operations and transactions between companies.

The Reports shall also present the effects of the incorporation on the incorporators.

The reports shall be prepared in six counterparts, to be delivered to the addressee of this proposal.

IV       DEADLINE FOR DELIVERY

The delivery of the Reports depends upon the collaboration to be provided for obtaining the information and data and timely and full delivery of all the information requested. In case of an eventual lack of information, it is essential that we are informed, so be able to evaluate other alternative data.

V         FEES

As you already know, our fees are calculated with basis on the time effectively spent and on the category of personnel used for execution of the works. Our fees were also set up taking into account the currently existing tax burden and social charges.

The proposed fees to perform the services described herein amount to BRL100,000.00 (one hundred thousand Brazilian reais) to be paid in a lump sum, upon delivery of our Evaluation Reports.

After the invoice due date, the amount shall be subject to a conventional penalty of 1% for each ten days of delay, limited to a maximum of 20%, as well as to interest on arrears at 0.33% per day.

Any eventual change to the extension and deadline, which implies consumption of additional hours, shall be informed and approved by CBD before their execution. Any deviations which lead us to unavoidably incur time of expenses above to initial estimations, shall be immediately informed to you, so that the economic-financial balance of our proposal can be maintained.

VI       TRAVELLING AND EVENTUAL EXPENSES

Travelling, accommodations and meals, as well as any other eventual expenses (mail, fax, phone calls) shall be on account of or reimbursed by CBD, in accordance with the rules to be established by mutual agreement.

VII                  EXTERNAL REVIEW OF AUDIT QUALITY CONTROL

The new rules on quality control of audit companies, required by the Brazilian Securities and Exchange Commission - CVM and published by the Federal Accounting Council - CFC, requires auditors to be periodically submitted to external review of quality control on the audit process. Such review, to be made by another audit company and monitored by the CFC, examines the practice of each company and includes a review of a few audit works performed. In this sense, we alert that the work resulting from the present contract may, eventually, be chosen for the mentioned review. We assure you, however, that the auditors are subject to the same rules of professional secrecy we are bound to and that the matters they eventually take notice of shall be treated within professional secrecy rules and shall not be used for any purposes other than those foreseen in the norm published by CFC for quality control external review.

VIII    UNILATERAL RESCISSION

Our contract may be unilaterally terminated by either parties, however, in case of the rescission to be decided after we have started our works, we reserve ourselves the right to charge the hours effectively incurred.

IX       INDEPENDENCE AND CONFIDENTIALITY

In our relationships with our clients, we keep an adequate financial and ethical independence. Therefore, by appointing us to execute this work, you agree in not to promote any act that may compromise our independence.

Confidential Information means any information not public which one of the parties defines as “confidential”. It is not considered as confidential information any information which (i) is already known to us or which is obtained from a public source; (ii) is disclosed without restrictions to any person or entity (including governmental agencies); or (iii) is developed by us, on an independent basis, without the use of confidential information. Magalhães Andrade binds itself to protect the confidential information which it comes to have access to, as a result of the work which is the object of this proposal, except if required under the law or by judicial notice. In this hypothesis, we shall inform you on this fact, in advance.

You also agree to follow the present confidentiality provisions with respect to our methodology and in relation to the outcome of our work, as provided for in item “d” of item X below.

X         RESPONSIBILITIES AND LIMITATIONS

It is worth clarifying that the events and circumstances listed below are inherent to the works defined in this proposal and shall not, under no hypotheses, be considered as insufficiency or deficiency of any nature in the carrying out of the services:

a) The herein proposed services or their results do not constitute an independent audit on accounting statements and should not be interpreted as such, or used for the same purposes as those of an audit process or any result therefrom.

b) The scope of the proposed works does not include the specific and determined obligation to detect frauds in the operations, processes, records and documents of the companies listed in item 1 of this proposal. However, in case the existence of such element is verified or the simple existence of an environment propitious to its occurrence,  such fact shall be immediately reported.

c) The services informed and subsidized by legal and regulatory norms shall be rendered with basis on the laws and regulations in force at the time of the service provision. The scope of this proposal does not include any update of the services and of the opinions and reports resulting therefrom, in case of legal or regulatory changes which validity is started after conclusion of the services.

d) Our Evaluation Report is being issued only to subsidize the operations which involve the companies listed in item 1 of this proposal. The Reports shall not be used for any purpose other than the one established and their results shall not be delivered to third parties outside the sphere of the incorporations in course.

CBD, SENDAS, SÉ and BARCELONA shall observe that: (i) the data to be delivered shall exhaustively express the transactions, processes or operations they refer to and must be timely presented; (ii) the responsibility for preparation of the information to be liberated to us, shall be under the exclusive competence of your Administration; and (iii) as part of the services, we are entitled to obtain, in writing, a confirmation of verbal declarations and information provided to us.

In the capacity of service providers, we are not responsible for any inadequate or unauthorized use which comes to be made of the reports and opinions resulting from the services described in this proposal.

XI       TERM OF ACCEPTANCE, VALIDITY AND COURT

The manifestation of acceptance of this proposal shall take place upon return of a copy duly signed by your legal representative, including by initialing each page of the present proposal.

In case you do not express your acceptance as indicated above, but authorize the start up the provision of the services described in this proposal, verbally or in writing, without expressly recording any restriction to the terms and conditions of the present proposal, such act shall represent implicit adherence of the companies included herein to the terms and conditions set forth in this proposal and, therefore, the contractual relationship to be established between the parties shall be regulated, in any hypothesis, by the present document.

Upon receipt of your confirmation, we shall start to plan the works, so that we can place the adequate resources at your service.

The court chosen to settle any eventual disagreement, of any nature between the parties shall be the court of the District of the Municipality of São Paulo, in the State of São Paulo.

We hope the above information is sufficient to clarify any eventual doubts. However, we shall remain at your disposal for any additional clarifications you may require.

MAGALHÃES ANDRADE S/S

Independent Auditors

CRC 2SP000233/O -3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC 1SP116758/O -6

We agree:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

   ___/___/2012

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

SPECIAL SHAREHOLDERS MEETING TO BE HELD

ON DECEMBER 28, 2012, AT 11 A.M.

EXHIBIT VI TO THE MANAGEMENT PROPOSAL

Description of technical background of PWC

Corporate Finance

Report of Economic Valuation Informations About the Appaiser

Grupo Pão de Açúcar

28 de novembro de 2012

pwc

Information about PwC

PricewaterhouseCoopers

Worldwide Presence

PwC is a global network of separate and independent firms that work integrated in the provision of Business and Tax Consulting and Audit. The firms that compose the global network are present in 154 countries and congregate more than 161,000 employees and associates worldwide.

The knowledge, the experience and the capacity of our professionals to develop solutions for our clients, stakeholders and shareholders. Our work is guided by rigorous adoption of good corporate governance practices and ethics in business.

Brazil

Present in the country since 1915, when it opened its first office in Rio de Janeiro, PwC Brazil has about 4,700 professionals in 16 offices distributed in all Brazilian regions. The strategic aspect of this structure is sprayed to ensure that, in addition to training and expertise inherent to all professionals PwC Brazil, employees have extensive knowledge of regional cultures and vocations of each economic region.

This knowledge of the society in which they operate, professional experience and academic excellence of the employees of the firms are factors that ensure efficiency in the provision of network services.

Corporate Finance & Recovery

The Corporate Finance has over 40 years experience in assessments and advising of transactions of companies in Brazil. It currently has more than 100 professionals.

Besides evaluations and advice on mergers and acquisitions, the area also carries out Public Private Partnership projects ("PPP"), project finance, restructuring and debt renegotiation.

PwC

PwC Experience in Valuations

Experience in Valuation

PwC conducted several economic evaluations of publicly traded companies or not, actuating in various sectors. The following table lists some of these experiences:

Public Companies

Company	Data
Banco de Brasil S.A.	out/11
Ampla Investimentos	out/11
Ampla Energia	out/11
BERJ	set/11
Grupo Julio Simões	jul/11
Usiminas Mineração	jul/11
LPS Brasil Consultoria de Imóveis S.A.	mai/11
Bunge-Terfron	mar/11
Brazil Pharma	mar/11
Companhia Brasileira de Distribuição S.A. (Extra Eletro, Ponto Frio e FIC)	out/10
Globex utilidades S.A.	out/10
Banco Patagônia S.A.	mar/10

Food and agribusiness sectors

Company	Data
Mabel	mar/12
Nestlé Brasil Ltda.	fev/12
Fazendas Santa Maria, Nova Olímpia e Sítio Santa Inêz	jan/12
TG Participações S.A	set/11
Cia. Müller de Bebidas	dez/10

Private Companies

Company	Data
IRB	mar/12
IPLF Holding S.A. e investidas	ago/12
Indiavaí Energética	ago/12
Mappel Ltda.	jul/12
FIT TGF do Brasil	jul/12
Grupo Steck	mai/12
Caixa Economica Federal	mai/12
Tata Consultancy Services do Brasil S.A.	mai/12
Companhia De Gás Do Ceará Cegas (Cegas)	mai/12
Maxifértil Fertilizantes Ltda.	abr/12
Ikeda Comercio E Industria Ltda	abr/12
Braspag Tecnologia Em Pagamento Ltda.	mar/12
Laboratorio Quimico Farmaceutico Bergamo	fev/12
Ecocil Incorporações S.A.	dez/11
SPR Franquias	dez/11
Macrofértil Indústria e Comércio de Fertilizantes Ltda.	dez/11
Rodovias do Tietê	ago/11
Associação Universitária Interamericana	mai/11
Eldorado Celulose E Papel S/A.	mar/11
Florestal Brasil S.A.	mar/11
Losango Promoções de Vendas Ltda.	mar/11
CBL (Companhia Brasileira de Latas)	mar/11
Prada (Companhia Metalúrgica Prada)	mar/11
Televisão Bahia Ltda. (Rede Bahia)	fev/11
M4U - M4 Produtos E Serviços S/A.	jan/11

PwC

PwC Clients on the Retail Segment

Clients selected by PwC with actuation in the retail sector:

B2W - COMPANHIA GLOBAL DO VAREJO
COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
GRENDENE SA
GUARARAPES CONFECÇÕES SA
HYPERMARCAS S/A
KARSTEN SA
LOJAS AMERICANAS SA
LOJAS RENNER SA
MONTICIANO PARTICIPAÇÕES S/A
MULTIPLUS SA
PARAMOUNT TEXTEIS INDUSTRIA E COMERCIO S/A
TECHNOS SA

PwC

PwC Engagements

Services rendered to GPA by PwC Corporate Finance & Recovery Ltda in the last 3 years:

Service Rendered	Issuing date
Purchase Price Allocation - Nova Casas Bahia	November 2011
Purchase Price Allocation - Globex Utilidades	June 2011
Economic Valuation of Sendas, related to the Article 256	August 2011
Economic Valuation of Globex Utilidades	April 2010
Economic Valuation of Nova Pontocom	May 2010
Economic Valuation of Nova Casas Bahia	May 2010
Economic Valuation of Companhia Brasileira de Distribuição	February 2010
Project of Mechanism of Clean Development (MCD) - Biomass and Biogas	December 2011

PwC

PwC Team

Rogério Gollo
PwC Brasil

Leading Partner - Deals

+ 55 11 3674 3851

rogerio.gollo@br.pwc.com

Rogério is the leader of the Brazilian Deals practice in São Paulo.

Rogério has more than 20 years of experience, mostly working with national and international business groups operating in several industries as foods, wheat, chemicals, phosphates, telecommunications, banks, media and communication, paints, civil construction and consumer products.

As well as consulting on mergers and acquisitions and due diligence projects, Rogério's experience includes coordination of international auditing of international group involving many companies and PwC offices in different countries, including the preparation of financial statements according to the US GAAP.

Rogério has a degree in Public Accounting with a specialisation in Management Accounting and a M.B.A. from the University of Ohio.

Andrea Fuga
PwC Brasil

Partner - Deals

+ 55 11 3674 3894

Andrea.fuga@br.pwc.com

Andrea is a Partner in our Corporate Finance & Recovery group n São Paulo. She joined PwC Brazil in 1990 and returned in 2000 to our CF group.

As a member of PwC's Corporate Finance, Andrea has been involved in numerous M&A transactions and business enterprise valuations for tax planning, financing, disputes, purchase and sale transactions and other reasons. Andrea coordinates several Financial Reporting Valuation engagements within PricewaterhouseCoopers Brazil, in accordance with International Financial Reporting Standards (IFRS 3) and US GAAP (SFAS 141). Examples of M&A transactions include the disposal of Imbra, the leading Brazilian dental services company, to a private equity house. From 1995 to 1999, Andrea developed M&A projects for Real Bank Group investments and Structured Finance projects for Pactual Bank.

She holds a Bachelor Degree in Business Administration from Fundação Getúlio Vargas University, São Paulo, Brazil and a Master of Business Administration from University of Rochester, NY – USA.

PwC

PwC Team

Estevão Tavares
PwC Brasil

Senior Manager - Deals

+ 55 11 3674 2435
estevao.tavares@br.pwc.com

Estevão Tavares is a corporate finance senior manager in our São Paulo office.

Mr. Tavares has over 7 years of experience in leading M&A transactions and Debt restructuring engagements. During his career was involved in transactions in diverse segments such as: Sugar and Ethanol, Agribusiness, Ingredients, Wine and Spirits, Retail, Consumer Goods and Automotive.

His experience includes road shows for equity funding in Europe, US, China and Brazil with approximately BRL 720 million in transactions successfully completed.

Estevão Tavares has a Bachelor degree in Business Administration from Universidade Federal Fluminense and a MBA from Fundação Getúlio Vargas - SP.

PwC

O termo "PwC" refere-se à rede (network) de firmas membro da PricewaterhouseCoopers International Limited (PwCIL) ou, conforme o contexto determina, a cada uma das firmas membro participantes da rede da PwC. Cada firma membro da rede constitui uma pessoa jurídica separada e independente e que não atua como agente da PwCIL nem de qualquer outra firma membro. A PwCIL não presta serviços a clientes. A PwCIL não é responsável ou se obriga pelos atos ou omissões de qualquer de suas firmas membro, tampouco controla o julgamento profissional das referidas firmas ou pode obrigá-las de qualquer forma. Nenhuma firma membro é responsável pelos atos ou omissões de outra firma membro, nem controla o julgamento profissional de outra firma membro ou da PwCIL, nem pode obrigá-las de qualquer forma./

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF n.º 47.508.411/0001‐56

NIRE 35.300.089.901

SPECIAL SHAREHOLDERS MEETING TO BE HELD

ON DECEMBER 28, 2012, AT 11 A.M.

EXHIBIT VII TO THE MANAGEMENT PROPOSAL

Work Proposal presented by PWC

Confidential

November 16th, 2012

Attention : Mr. Fernando Zancopé e Fábio Calpacci Leone

Companhia Brasileira de Distribuição

Grupo Pão de Açúcar

São Paulo - SP

Dear Sirs,

Following our recent discussions, PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (a Brazilian company registered under CNPJ/MF nº 05.487.514/0001-37 “PwC” or “us” or “we”) is pleased to provide this proposal to assist Grupo Pão de Açúcar (“GPA”) in the economic valuation of the following companies: Sendas Distribuidoras S.A. (“Sendas”), Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), and Sé Supermercados Ltda. (“Sé”) and of some Spun off assets of these companies, as detailed in the section “Scope and Objectives” of this document.

The scope, fees, limitations of responsibility and other conditions of our work are described in the following sections of this proposal.

We are pleased to have the opportunity to work with you, and would greatly appreciate the return of a signed copy of this proposal, acknowledging your acceptance, for our files.

If we are requested to commence the performance of our advisory services prior to the execution of this agreement, this agreement shall be effective as of the commencement of such services.

Yours sincerely,

PricewaterhouseCoopers

Corporate Finance & Recovery Ltda.

_______________                                           _______________

Rogério R. Gollo                                                    Andréa B. Fuga

Accepted and agreed:

_______________________________________________

Companhia Brasileira de Distribuição

Grupo Pão de Açúcar

2	Grupo Pão de Açúcar

Content

Background	4

Scope and Objective	5

Methodology	6

Approach	6

Timeframe	7

Team	7

Fees and expenses	8

Limitations of responsibility	8

Other Conditions	10

3	Grupo Pão de Açúcar

Background

GPA is the largest retailler in Latin America, with revenues of approximately R$ 53 billion (US$ 26.5 billion) in 2011 and 1.8 thousand points of sale, being focused on the commercialization of food, clothing goods and electronics, amongst other.

Its structure comprises the operations of supermarkets (Pão de Açúcar), hypermarkets (Extra), electronics stores (Ponto Frio, Extra Eletro and Casas Bahia), convenience stores (Extra Fácil), wholesale and retail (Assaí), drugstores, gas stations and e-commerce.

Due to operational synergies, the management of GPA ("Management"), is analyzing a possible corporate restructuring, which includes de spin off of some operations, assets and liabilities of Sé, Sendas and Barcelona (jointly referred as "Companies"), with subsequent incorporation by Companhia Brasileira de Distribuição ("CBD").

In September 30th, 2012, the companies subject to this study were part of the corporate structure displayed on the side box.

To the effect of the annulment of quotas and other subsequent actions to this restructuring, it is necessary to determine the percentile of value of the operations that shall be spun off ("Splits") in relation to the Companies, based on the economic value of each of the parts.

4	Grupo Pão de Açúcar

Scope and Objective

In this context, you have requested PwC to present this proposal to assist you in the valuation of the Companies and of the Splits, based on the future earning methodology.

Given GPA corporate structure, our work will comprise the following valuations, which the results will be presented in one single report:

✓ Sendas

✓ Sé

✓ Barcelona

✓ Xantocarpa (Sendas’ integral subsidiary)

✓ FIC (Sé’s indirect subsidiary, through the stake in Bellamar)

✓ GPA Malls & Properties (“GPA M&P”, Sé’s indirect subsidiary)

✓ Sendas’ Demerged Parcel

✓ Barcelona’s Demerged Parcel

✓ Sé’s Demerged Parcel

Therefore, we estimate that 6 economic valuation models will be elaborated, in order for us to calculate the value of the each one of the Companies and of the Splits.

As the final product of our work, a Valuation Report will be presented, with the analysis of the entire value of operations of the Companies and also the analysis of the economic value of the Splits, for the base date of September 30th, 2012. The report will present the valuations and the effects of the several operations of spin off and incorporation, following the structure informed by Management.

Management will be responsible for the definition of the operations, assets and liabilities of the Companies that will be part of the Splits, as well as for the sequence of spin offs and merges. We would like to emphasize that the results of our analysis are valid exclusively to the scenario defined by Management.

Our report will be developed for GPA Management, for the objective of internal approval and registration processes. If necessary, our report can be presented to Brazilian tax authorities and to the local independent auditors of GPA.

The work herein proposed is exclusively for the development of an economic valuation of the Companies and of the Splits and does not include any kind of purchase price allocation for accounting or tax purposes, nor the development of any tax structuring.

Our work will not include any analysis of potential discounts that could be applied to the value of the Companies due to lack of liquidity or marketability, or discounts that could be applied to minority interests.

5	Grupo Pão de Açúcar

Methodology

Our economic valuation of the Companies and Splits will be based on the future earnings method, using essentially the discounted cash flow approach.

Alternatively, a valuation could be performed based on the market value of net tangible assets, or on the liquidation value. Both these concepts consider a static situation of the company and not its capacity of generating future earnings. The scope of our work does not include the consideration of value of the Companies or the Splits by any of these methodologies and, therefore, it does not include the valuation of any assets (fixed or not) or liabilities of the Companies separately.

Approach

Our valuation work will be developed with the base date of September 30th, 2012, and it will comprise the following activities:

✓  analysis of Companies’ historical financial statements and managerial data for the last three reporting periods 2010, 2011 and months incurred in 2012. Specific information from previous periods can be required, depending on our analysis needs;

✓   review of published or available market data related to the sector of the Companies;

✓   interviews with the main executives responsible for the Companies;

✓   analysis and discussion of the operating projections provided by Management. These projections shall reflect Management’s best estimate of future results, for the periods after the base date;

✓   processing of the projections in our valuation model;

✓   identification, analysis and discussion of the main risks related to the assumptions defined by Management;

✓   analysis of the results obtained and development of sensitivity studies as deemed necessary;

✓   research of multiples of quoted comparable companies and of comparable transactions in terms of business valuation;

✓   complementation of our analysis, confirmation of results and preparation of an Executive Summary presenting the valuation results;

✓   preparation and delivery of a draft and a final version of our valuation report, detailing major assumptions and our conclusions in Portuguese.

The valuation work will be based on projections provided by Management. Therefore, it will be crucial for the development of our work that Management has the ability to provide us such projections. Our work will include critical analysis about such estimates and questions to the Management about its reasonability.

6	Grupo Pão de Açúcar

We would like to point out that a valuation process should reflect the current conditions of a company, including its future growth perspectives. In the case the projections provided by Management consider a significant change in terms of size or profitability of the business that would request substantial change in the current characteristics of the Companies, our report may include sensitivity analysis and comments with this respect.

In addition, our conclusions may be based on the base case scenario, as per Management’s assumptions, or on our sensitivity analysis.

At the moment, the Companies share some costs and expenses, which are allocated to them based on certain criteria. During the execution of our work we will discuss and understand Management allocation criteria, but Management will be responsible for the definition of these criteria, including the criteria applicable to the Splits. Therefore, we will consider the permanence of the criteria defined by Management for valuation purposes. The result of our work will consider that costs and expenses will continue being shared among the Companies and the Splits, including with other companies within GPA.

Timeframe

Based on the deadline informed by the GPA, and considering our knowledge about some of the operations to be valued, we estimate that we will be in condition of issuing an Executive Summary, describing the results of our work, to the date of November 28th, 2012, and emitting of a complete Report until December 7th, 2012.

We emphasize that in order to comply with the timeframe and cost established we will need to have full cooperation from Management in granting us access to and understanding of the historical results, management reports and of short and long term operational projections. It may also be necessary for part of our work to be carried out at the Company’s facilities.

Team

The assignment will be conducted by a team of valuation specialists in Brazil, under the overall leadership of a partner and with the day-to-day activities conducted by a senior manager and a supervisor.

Staff will be allocated based on the fit of the professionals to the assignment and on the availability of personnel at the approval date. This allocation will observe the absolute independence of the professionals involved. GPA will be assured during the execution of this assignment the exclusivity of the staff for the development of this type of service in its industry segment, in the situations where a potential conflict of interest may exist.

This allocation procedure and the use of “Ethical Walls” between professionals and teams allocated to different assignments, when necessary, avoid situations of conflicts of interest.

7	Grupo Pão de Açúcar

Fees and expenses

In accordance with our usual practice to this kind of work, the fees will be charged based in the time effectively spent by our professionals at current rates.

Based on our experience on previous works, we estimate our fees at R$ 630,000.00 (six hundred and thirty thousand Reais). This value is subject to Services Taxes (“ISS”) equivalent to 5% of total gross value invoiced.

Our fees will be billed in one installment, issued on the date of delivery of the draft of our Report. Our fees will be billed for Companhia Brasileira de Distribuição (company belonging to the GPA).

Expenses incurred in the development of our work such as transportation, travel, lodging, meals, printing and communications will be charged separately, at cost. We emphasize that our team to be allocated to this project is based in the cities of Sao Paulo or Barueri.

Limitations of Responsibility

We would like to point out that our economic valuation is only one of the several factors to be considered in arriving at a final value of a company, which is only determinable by free negotiation between a willing buyer and a willing seller, in an open and unrestricted market, when neither is under obligation to buy or to sell and both have reasonable knowledge of the relevant facts.

Our valuation will not consider eventual synergies, strategic motivations, gains of scale, or any other benefits that eventual stakeholders might have or loose in the case of changes in the control of the Companies or of the Splits.

During the development of our work, we will rely on unaudited historical and projected data provided to us either verbally or in writing by Management or to be obtained from specific sources. This information will be subject of our critical analysis that shall base our conclusions. Specifically, to the Splits, the initial balance sheets will be provided by Management, according to its studies for the present restructuring.

Investment projections will be based solely on Management information and will not be submitted to or reviewed by specialized independent engineers or experts. Furthermore, as all forecasts are subjective and are subject to uncertainties, we will not present the projections as specific results to be attained. Therefore, we will not be able to express, and will not express an opinion on the historical data, projections and other information that support the conclusions or which are included in our report.

As our work will not include due diligence procedures, it will not take into consideration any type of contingency, overprovided or off-balance sheet asset or liability, which is not formally informed to us or not recorded in the Companies’ balance sheet of the base date of our work. Consequently our conclusions will not consider their effect, if any, on future results and on the value of the Companies.

8	Grupo Pão de Açúcar

During the engagement we may wish to communicate electronically with each other. However, the electronic transmission of information cannot be guaranteed to be secure or virus or error free and consequently such information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete or otherwise be adversely affected or unsafe to use. We shall not have any liability from or in connection with the electronic communication of information between us or our reliance on such information.

As already mentioned, our report will be issued in order to support Management in the corporate restructuring, as described in section Scope and Objective of this document. Therefore, (i) our work (including analysis, results, conclusions, Reports and any other information) shall not be used for purposes other than the aforementioned, and (ii) our Report shall not be published, circulated, reproduced or disclosed to third parties without our written consent, which we may or may not conceive, or conceive with observations of determined conditions. In the case that we grant access to our report to a third party, we will always request that (i) such third party sign a hold harmless letter to PwC before having access to our report (it is agreed that the terms of such letter are to be determined exclusively by PwC); and (ii) that the final valuation report be disclosed in full. The access to our Report by the GPA auditor e by Brazilian tributary authorities is previously allowed, provided that it is used to meet the objectives described above.

Neither PwC name, nor all or any part of the contents of the report shall be disseminated or referred to the public through advertising, public relations, news or sales media, or any other public means of communication, or referenced in any publication, including any private or public offerings, including but not limited to those filed with the Brazilian Securities Commission (CVM), the Securities Exchange Commission (SEC), or other governmental agency, without our prior written consent and approval, which we may grant, withhold, or grant subject to conditions.

Draft reports and preliminary presentations will be issued for discussion purposes only and should not be considered as final documents. Therefore they should not be used for any purpose other than for discussions between PwC and the Management, as they may suffer significant change. Valid conclusions of our valuation work will be expressed only in our final signed report.

Before the delivery of our final valuation report, we will request Management to confirm in writing the main information supplied, including information to the effect that Management is not aware of any fact or information that was not included in our draft report and which could significantly affect our conclusions.

Should we become aware, at any time, of any fact or information which had not been supplied to us before the issuance of our final report, we reserve the right to review the calculations, the results and our conclusions. We do not assume any responsibility to update our report due to the occurrence of events or circumstances after the date of its issuance.

9	Grupo Pão de Açúcar

We do not assume any responsibility for losses caused to GPA, to CBD, to Sé, to Sendas, to Barcelona, its subsidiaries or related entities, its shareholders, directors or to any other parties as a consequence of our use of data and information provided by the Companies or gathered with another sources, as well as the publication, reproduction, disclosure or use of our drafts or final reports, or of the data contained thereon, in a manner contrary to the provisions in the preceding paragraphs.

Under no circumstances will PwC, its partners, delegates or employees be responsible to indemnify any party that may feel directly or indirectly damaged by the services rendered by us, unless in the unlikely hypothesis that those damages are caused by a willful misconduct or fraudulent behavior by PwC and directly related to the services rendered. Under no circumstances PwC will be responsible for values that exceed the fees agreed upon in this letter and actually paid to us during the development of our work. Therefore, you agree to indemnify us to the fullest extent permitted by law against all liabilities, losses, claims, demands and reasonable expenses, including but not limited to legal fees and expenses, brought against us or any PricewaterhouseCoopers Entity by any party or person, in connection with or arising out of the engagement.

Other Conditions

The property of all material developed and issued to Management in the scope of this proposal will pertain to GPA. However, the working papers and the models developed by PwC will be our exclusive property.

Ideas, concepts, know-how, techniques, innovations and improvements developed by the professionals from PwC during the course of the aforementioned work can be used by us in any way we consider appropriate, including, with no limitations, to serve any of our clients. PwC provides advisory services for a range of clients and GPA understands that we will keep doing these activities. Therefore, nothing in this proposal will preclude PwC to provide advisory services to other clients, including similar services to those provided to GPA.

During discussions with potential clients, it is a common practice for professional services firms such as ours, to refer to past engagements as examples of our experience, and we would like to do the same in respect with this work. Except if you pronounce in contrary, we understand that we can refer to this work to third parties, including in PwC or other PricewaterhouseCoopers Entities publications.

This contract shall be governed by Brazilian law. The parties irrevocably agree that the courts of the state of São Paulo shall have exclusive jurisdiction of any claims arising out of this engagement. Each part resigns irrevocably the use of any other court, as privileged as it is or will be.

This proposal reflects the full agreement between GPA and PwC, related to the services herein described, becoming the instrument of our engagement by GPA. It replaces and supersedes any proposals, correspondence and agreements, written or oral, previously made in relation to the service herein described and shall prevail even after termination or expiration of our work.

10	Grupo Pão de Açúcar

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 26, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.